Confidential draft No. 3 submitted to the Securities and Exchange Commission on June 11, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATARA BIOTHERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	46-0920988
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3260 Bayshore Boulevard

Brisbane, CA 94005

(415) 287-2410

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Isaac E. Ciechanover, M.D.

Chief Executive Officer

Atara Biotherapeutics, Inc.

3260 Bayshore Boulevard

Brisbane, CA 94005

(415) 287-2410

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Kenneth L. Guernsey Jodie M. Bourdet Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                 , 2014.

            Shares

Common Stock

This is an initial public offering of shares of common stock of Atara Biotherapeutics, Inc.

We are selling             shares of our common stock in this offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list our common stock on The Nasdaq Global Market under the symbol “ATRA.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 138 for additional information regarding total underwriting compensation.

We have granted the underwriters an option to purchase up to an additional             shares at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2014.

Goldman, Sachs & Co.	Citigroup

Jefferies

Prospectus dated                 , 2014

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context suggests otherwise, references in this prospectus to “Atara,” “Atara Biotherapeutics,” “we,” “us” and “our” refer to Atara Biotherapeutics, Inc. and, where appropriate, its subsidiaries.

Atara Biotherapeutics, Inc.

We are a clinical-stage biopharmaceutical company focused on developing novel therapeutics for serious unmet medical needs, with an initial focus on muscle wasting conditions and oncology. Our product candidates are biologics targeting myostatin and activin, members of the Transforming Growth Factor-Beta, or TGF-ß, protein superfamily, which play roles in the growth and maintenance of muscle and many other body tissues. Our lead product candidate, PINTA 745, is in a Phase 2 clinical trial for protein-energy wasting, a condition affecting many end-stage renal disease patients. Our second product candidate, STM 434, is in a Phase 1 clinical study for ovarian cancer and other solid tumors. We have five additional molecules in preclinical development. We hold worldwide rights to our entire portfolio, except for PINTA 745 in Japan. We intend to license or acquire additional product candidates to develop and commercialize.

Our Novel Approach to Treat Protein Energy Wasting in ESRD Patients: PINTA 745

Our lead product candidate, PINTA 745, is a peptibody that binds to and inhibits myostatin, a protein that down regulates muscle growth and maintenance. In a Phase 1 study, PINTA 745 was found to increase muscle mass compared to placebo after one month of weekly dosing, an increase that was statistically significant, indicating that it is more likely than not that the benefit observed in the study was due to drug treatment rather than chance. We are enrolling a US-based Phase 2 clinical trial to further establish the role of PINTA 745 in building muscle mass, as well as to collect data from corresponding functional muscle tests. This trial is being conducted in patients with end-stage renal disease, or ESRD, who are also suffering from protein-energy wasting, or PEW—a condition characterized by muscle wasting, inflammation and malnutrition.

PEW is a major complication of ESRD. A recent study we completed with DaVita Clinical Research, a division of DaVita Healthcare Partners Inc., concluded that more than half of DaVita’s dialysis population meet the conditions for PEW and, in comparison to the rest of the group, exhibit worse morbidity and mortality. Based on data from the US Renal Data System, we estimate that the current total US dialysis population, excluding patients who had successfully received kidney transplants, is 460,000 patients. Of these patients, we estimate that approximately 250,000 patients suffer from PEW. Worldwide, we believe that more than 800,000 patients suffer from PEW.

There is currently no approved therapy for patients suffering from PEW. We believe PINTA 745 is the only potential therapeutic in clinical development to treat this patient population.

In clinical studies conducted of PINTA 745 in men with prostate cancer and in mouse studies in a model of chronic kidney disease, or CKD, conducted with PINTA 745/s, a version of PINTA 745 that was customized for use in mice, several properties well suited for a potential therapeutic for PEW were observed, including:

•	Reversing muscle loss — PINTA 745 not only stopped muscle wasting, it significantly increased muscle mass after four weeks of treatment.

•

Dosing control — PINTA 745 has a human circulating half-life of four days, which affords physicians a significant level of dosing control while conveniently aligning with dialysis treatment schedules. We believe that this is particularly important in ESRD patients given changes in patient weight.

•

Anti-inflammatory properties — In an animal model of renal disease, PINTA 745/s exhibited significant anti-inflammatory properties, a factor that we believe will be important due to the critical role that inflammation plays in PEW and the overall declining health of ESRD patients.

Our ongoing US-based Phase 2 trial is a 40-patient, randomized, double-blind, placebo-controlled trial that, in addition to providing us with assessments of change in muscle mass and muscle strength, will give us insight into potential additional markets for PINTA 745. These could include: orthopedic indications; inflammation and inflammatory diseases; age-related sarcopenia (loss of muscle); and cancer cachexia (a syndrome of progressive weight loss). In each of these conditions, muscle loss prevention, muscle growth and reduction in inflammation resulting from treatment with PINTA 745 could lead to improved physical function and therefore to better outcomes. We expect to release initial data from this Phase 2 clinical trial in the second half of 2015.

Our Novel Approach to Treat Ovarian Cancer: STM 434

Our second product candidate, STM 434, has an open investigational new drug application, or IND, and is in a Phase 1 clinical study of up to 66 patients with ovarian cancer and other solid tumors. STM 434 is a soluble ActR2B receptor that binds Activin A. Activin has been shown to be involved in the growth and proliferation of ovarian cancer and other tumors, with published evidence of its role at both the genetic (messenger RNA) and protein levels. Activin expression is one of a few biomarkers associated with larger tumor volume and poorer outcomes, including shortened survival in a variety of tumors including ovarian tumors. Published data has shown that serum Activin A levels in ovarian cancer subjects are elevated in relation to levels in normal subjects. We are testing the potential use of Activin A as a biomarker in our Phase 1 clinical study.

Ovarian cancer is the fifth leading cause of cancer death in women in the United States. According to the National Cancer Institute, there were an estimated 22,240 new ovarian cancer cases and 14,030 ovarian cancer deaths in the United States in 2013. Surgery and cytotoxic chemotherapies are widely used to treat ovarian cancer; however, the outcomes have changed little in 40 years. The proportion of all ovarian cancer patients surviving five years after diagnosis was only 44% based on the National Cancer Institute SEER database for women diagnosed from 2003 to 2009.

Some subtypes of ovarian tumors respond even more poorly to treatment than others and represent opportunities where drug development could be accelerated. In particular, clear cell and granulosa cell tumors are considered resistant to chemotherapy. Our preclinical experiments in animal models of these subtypes indicate that binding Activin A with a soluble receptor could significantly reduce tumor proliferation, reduce tumor volume and potentially increase survival. We believe that novel therapies for clear cell and granulosa cell tumors could qualify for US Food and Drug Administration, or FDA, breakthrough designation, an FDA process designed to accelerate the development and review of drugs intended to treat a serious condition when early studies show that the drug may be substantially better than current treatment, and therefore such novel therapies could achieve expedited regulatory approval. Based on its mechanism of action, we also believe that STM 434 has the potential to be the first product to target tumor growth and proliferation through the inhibition of Activin A.

Both PINTA 745 and STM 434 are novel molecules with well-characterized mechanisms of action. They were developed initially, along with our five other in-licensed programs, at Amgen Inc., or Amgen. Taken together, we believe these unique product candidates constitute a pipeline of biologics that have benefited from years of investment, resulting in a large patent portfolio, broad preclinical testing and, in the case of PINTA 745, promising clinical results. We are evaluating the remaining five molecules to determine the best path forward. Where appropriate, we intend to conduct preclinical studies and file INDs with the FDA for these candidates.

Our Management Team

We believe our management team has the breadth and depth of experience to execute our business model. Our management team includes:

•

Isaac E. Ciechanover, M.D., our President and Chief Executive Officer, was Executive Director for Business Development at Celgene Corporation, or Celgene. At Celgene, he led the company’s venture capital efforts and led licensing and acquisition activities with an aggregate transaction value of more than $6.7 billion. Prior to founding Atara, Dr. Ciechanover was a Partner with Kleiner Perkins Caufield & Byers, a leading venture capital firm.

•

Christopher Haqq, M.D., Ph.D., our Chief Medical Officer, was Vice President for Clinical Research and Development at Cougar Biotechnology, Inc., or Cougar Biotechnology, which was acquired by Johnson & Johnson in 2009. At Cougar Biotechnology, he was the lead clinician for a pivotal prostate cancer study leading to market approval for Zytiga (abiraterone acetate). He has served as medical monitor for more than ten clinical trials and served as an attending oncology physician and director of a translational laboratory at the University of California, San Francisco.

•

Mitchall G. Clark, our Chief Regulatory and Quality Officer, was previously Senior Vice President of Global Regulatory Affairs at Abraxis Bioscience, Inc., or Abraxis, where he submitted and managed five INDs for oncology and cardiovascular drugs including Abraxane.

•

Gad Soffer, our Chief Operating Officer, previously held various roles at Celgene, including most recently Global Project Leader for Abraxane following Celgene’s acquisition of Abraxis, where he led successful regulatory submissions for pancreatic cancer and non-small cell lung cancer.

•

John F. McGrath, Jr., our Chief Financial Officer, was previously Executive in Residence and Operating Partner at Kleiner Perkins Caufield & Byers. Prior to that time, he served as Vice President and Chief Financial Officer for Network Equipment Technologies, Inc., a publicly traded company.

Our Strategy

Our business model is to license or acquire and develop novel molecules for serious unmet medical needs with validated molecular targets and established proof of concept. Based on the properties of each of these molecules, including efficacy, safety, pharmacokinetics, affinity and other characteristics, we match each program to clinical indications that we believe maximize its therapeutic potential and may result in an expedited path to market.

Our goal is to be a leader in the development and commercialization of novel therapeutics for serious unmet medical needs. We are initially focused on muscle wasting conditions and oncology. Key components to achieve this objective include:

•	rapidly advance PINTA 745 in clinical development, initially for PEW;

•	obtain clinical proof of concept for STM 434, initially in ovarian cancer and other solid tumors;

•	evaluate our other product candidates and advance them into the clinic as appropriate;

•	leverage our relationships and experience to in-license or acquire additional molecules for development; and

•	retain worldwide rights for product candidates.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•

we have a limited operating history on which to assess our business, have generated no revenues, have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future;

•	we expect that we will need to raise additional financing to achieve our product candidate development, regulatory approval and commercialization goals;

•	we are very early in our product candidate development efforts and are heavily dependent on the regulatory approval and successful commercialization of our two lead product candidates;

•	we rely on third parties to conduct our preclinical studies and clinical trials;

•	we have no experience manufacturing our product candidates on a large clinical or commercial scale and are dependent on third parties to conduct such manufacturing;

•

our commercial success depends on attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and major operators of dialysis and cancer centers;

•	if we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, we may not be able to compete effectively; and

•	our future success depends in part upon our ability to retain members of our executive management team and to attract, retain and motivate other qualified personnel.

Corporate Information

We were incorporated in August 2012 in Delaware. Our company was originally formed as a management company with the sole purpose of providing management, administrative and financial services for three related companies, all of which were also incorporated in August 2012: Nina Biotherapeutics, Inc., or Nina; Pinta Biotherapeutics, Inc., or Pinta; and Santa Maria Biotherapeutics, Inc., or Santa Maria. On March 31, 2014, we implemented a recapitalization in which (a) all the outstanding shares of capital stock of Atara were cancelled and forfeited by existing stockholders and (b) we issued shares of our common and convertible preferred stock to the existing stockholders of Nina, Pinta and Santa Maria in the same proportions and with the same rights and privileges as the outstanding capital stock of Nina, Pinta and Santa Maria, on a collective nine-for-one basis. We refer to this transaction as our recapitalization. Because we have determined that Atara, Nina, Pinta and Santa Maria were under common management and common ownership since inception, our financial statements for all periods and as of all dates prior to the recapitalization are presented on a combined basis. Beginning March 31, 2014, the time of recapitalization, our financial statements are presented on a consolidated basis. These combined and consolidated financial statements include the accounts of the four individual companies since inception, with intercompany transactions eliminated.

Our principal executive offices are located at 3260 Bayshore Boulevard, Brisbane, California and our telephone number is (415) 287-2410. Our website address is www.atarabio.com. Information contained on or accessible through our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Atara, Atara Biotherapeutics, the Atara logo and other trade names, trademarks or service marks of Atara appearing in this prospectus are the property of Atara. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” for up to five years. We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are choosing to irrevocably opt out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

THE OFFERING

Common stock offered by Atara	Shares

Common stock to be outstanding after this offering	Shares

Option to purchase additional shares of common stock	Shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering primarily (1) to continue clinical development and manufacturing of PINTA 745, (2) to continue preclinical and clinical development and manufacturing of STM 434, (3) to continue to advance and expand our preclinical research pipeline and (4) for working capital and other general corporate purposes, including funding the costs of operating as a public company and potentially including acquiring or licensing products, businesses or technologies, although we have no present commitments for any such acquisitions or licenses. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ATRA”

The number of shares of common stock to be outstanding after this offering is based on 18,724,086 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of March 31, 2014, on a pro forma basis giving effect to the recapitalization, and excludes the following:

•

1,151,770 shares of common stock issuable upon settlement of restricted stock units, or RSUs, outstanding as of March 31, 2014 pursuant to the equity incentive plans adopted by Nina, Pinta and Santa Maria, which we have assumed and refer to as the 2012 Plans;

•	shares of common stock issuable upon settlement of RSUs issued after March 31, 2014 under our 2014 Equity Incentive Plan, or 2014 Plan;

•

            shares of common stock to be reserved for future issuance under our 2014 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan;

•

            shares of common stock to be reserved for issuance under our 2014 Employee Stock Purchase Plan, or our ESPP, to be effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	the completion of our recapitalization;

•	the automatic conversion of all outstanding shares of our preferred stock as of March 31, 2014 into an aggregate of 15,988,087 shares of common stock immediately prior to the closing of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur upon the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The following tables summarize our combined and consolidated financial data. You should read this summary combined and consolidated financial data together with the sections titled “Selected Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our combined and consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary combined statement of operations data for the period from August 22, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013 from our audited combined financial statements included elsewhere in this prospectus. We have derived the summary combined and consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the period from August 22, 2012 (inception) to March 31, 2014 and our balance sheet data as of March 31, 2014 from our unaudited interim combined and consolidated financial statements included elsewhere in this prospectus. The unaudited interim combined and consolidated financial statements have been prepared on the same basis as the audited combined financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim combined and consolidated financial statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Three months ended March 31, (unaudited)		Period from August 22, 2012 (Inception) to March 31, 2014 (unaudited)
			2013	2014
	(in thousands, except share and per share information)
Combined and Consolidated Statements of Operations and Comprehensive Loss Data:
Expenses:
Research and development	$241	$4,306	$354	$2,981	$7,528
Research and development costs paid to Amgen	—	553	—	—	553
In-process research and development acquired from Amgen	3,018	—	—	—	3,018
General and administrative	834	3,756	932	4,096	8,686

Total expense	4,093	8,615	1,286	7,077	19,785

Loss from operations	(4,093)	(8,615)	(1,286)	(7,077)	(19,785)
Interest income	—	12	2	6	18

Loss before provision for income taxes	(4,093)	(8,603)	(1,284)	(7,071)	(19,767)
Provision (benefit) for income taxes	17	170	14	(22)	165

Net loss incurred in the development stage	$(4,110)	$(8,773)	$(1,298)$	(7,049)	$(19,932)

Other comprehensive loss, net of tax
Unrealized losses on investments	—	—	—	(11)	(11)

Other comprehensive loss	—	—	—	(11)	(11)

Comprehensive loss incurred in the development stage	$(4,110)	$(8,773)	$(1,298)	$(7,060)	$(19,943)

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Three months ended March 31, (unaudited)
			2013	2014
	(in thousands, except share and per share information)
Basic and diluted net loss per common share	$(4.31)	$(6.99)	$(1.20)	$(4.29)

Weighted-average common shares outstanding used to compute basic and diluted net loss per common share	953,283	1,255,573	1,079,096	1,642,312

	As of March 31, 2014 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$39,754	$40,053	$
Short-term available-for-sale investments	22,277	22,277
Working capital	59,503	59,802
Total assets	62,866	63,165
Convertible preferred stock	74,572	—
Accumulated deficit	(19,932)	(19,932)
Total stockholders’ (deficit) equity	(14,704)

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock immediately prior to the closing of this offering, giving effect to our recapitalization and the repayment of notes receivable from a stockholder.
(2)	The pro forma as adjusted column further reflects the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and the other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus, including our combined and consolidated financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business. If any of the following risks materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Financial Results and Capital Needs

We have incurred substantial losses since our inception and anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. We do not have any products approved by regulatory authorities and have not generated any revenues from product sales to date, and have incurred significant research, development and other expenses related to our ongoing operations and expect to continue to incur such expenses. As a result, we have not been profitable and have incurred significant operating losses in every reporting period since our inception. For the year ended December 31, 2013 and three months ended March 31, 2014, we reported a net loss of $8.8 million and $7.0 million, respectively, and we had an accumulated deficit of $19.9 million at March 31, 2014.

We do not expect to generate revenues for many years, if at all. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate these losses to increase as we continue to research, develop and seek regulatory approvals for our product candidates and any additional product candidates we may acquire, and potentially begin to commercialize product candidates that may achieve regulatory approval. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. We anticipate that our expenses will increase in the future as we continue to invest in research and development of our existing product candidates, investigate and potentially acquire new product candidates and expand our manufacturing and commercialization activities.

We have a limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our company was formed in August 2012. Our operations to date have been limited to organizing and staffing our company, acquiring product and technology rights and conducting product development activities for our product candidates. We have not yet demonstrated our ability to successfully complete any Phase 2 or Phase 3 clinical trials, obtain regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization for any of our product candidates. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We currently have no source of revenues. We may never generate revenues or achieve profitability.

To date, we have not generated any revenues from product sales or otherwise. Our ability to generate revenues from product sales and achieve profitability will depend on our ability to commercialize products, including any of our current product candidates, and other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for these product candidates, we do not know when we will generate revenues, if at all. Our ability to generate revenues also depends on a number of additional factors, including our ability to:

•	successfully complete development activities, including the necessary clinical trials;

•	complete and submit biologics license applications, or BLAs, to the FDA and obtain US regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities in Europe, Asia and other jurisdictions;

•	obtain coverage and adequate reimbursement from third parties, including government and private payors;

•	set a commercially viable price for our products;

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establish and maintain supply and manufacturing relationships with reliable third parties and ensure adequate, legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

•	obtain commercial quantities of our products at acceptable cost levels;

•	achieve market acceptance of our products, if any;

•	attract, hire and retain qualified personnel;

•	protect our rights in our intellectual property portfolio;

•	develop a commercial organization capable of sales, marketing and distribution for any products we intend to sell ourselves in the markets in which we choose to commercialize on our own; and

•	find suitable distribution partners to help us market, sell and distribute our approved products in other markets.

In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for any product candidates, we anticipate incurring significant costs to commercialize these products.

Even if we are able to generate revenues from the sale of our products, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of March 31, 2014, our cash and cash equivalents and short-term investments were $62.0 million. We expect to expend substantial resources for the foreseeable future continuing clinical development and manufacturing of PINTA 745, preclinical and clinical development and manufacturing of STM 434 and advancing and expanding our preclinical research pipeline. These expenditures will include costs associated with research and development, potentially acquiring new product candidates, conducting preclinical studies and clinical trials, potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any. Under the terms of our license agreements with Amgen, we are obligated to make additional milestone payments to Amgen of up to $86.0 million upon the achievement of certain development and regulatory approval milestones. In addition, other unanticipated costs may arise. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our other product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our other product candidates if clinical trials are successful;

•	the cost of commercialization activities for our product candidates, if any of these product candidates is approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt and amount of sales of, or royalties on, our future products, if any; and

•	the emergence of competing technologies or other adverse market developments.

Based on our current operating plan, we believe that the net proceeds we receive from this offering, together with our existing cash and cash equivalents and short-term investments, will be sufficient to fund our projected operating requirements through the end of 2016. However, our operating plan may change as a result of many factors currently unknown to us, and we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. We do not have any committed external source of funds. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds from third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for our product candidates, or grant to others the rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. At December 31, 2012 and 2013, we had federal and state net operating loss carryforwards of approximately $0.8 million and $7.2 million, respectively, which, if not utilized, begin to expire in various amounts beginning in the year 2032. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if over a rolling three-year period, the cumulative change in our ownership exceeds 50% (as determined under applicable Treasury regulations), our ability to utilize our US federal net operating loss, or NOL, carryforwards and other pre-change tax attributes (such as research tax credits) to offset future taxable income or taxes may be limited. We have experienced at least one ownership change since inception and our utilization of NOL carryforwards will therefore be subject to annual limitation. Our ability to utilize our NOL carryforwards may be further limited as a result of subsequent ownership changes, including potential changes in connection with our proposed initial public offering. Similar rules may apply under state tax laws. Further, other provisions of the Code may limit our ability to utilize NOLs incurred before the recapitalization to offset income or gain realized after the recapitalization, unless such income or gain is realized by the same entity that originally incurred such NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or any resulting tax loss limitations. Such limitations could result in the expiration of our carryforwards before they can be utilized and, if we are profitable, our future cash flows could be adversely affected due to our increased tax liability.

Risks Related to the Development of Our Product Candidates

We are very early in our development efforts and have only two product candidates in clinical development. All of our other product candidates are still in preclinical development. If we or our collaborators are unable to successfully develop and commercialize product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have only two product candidates, PINTA 745 and STM 434, in clinical development. All of our other product candidates are currently in preclinical development. We have invested substantially all of our efforts and financial resources in identifying and developing potential product candidates and conducting preclinical studies, clinical trials and manufacturing activities. Our ability to generate revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	completion of preclinical studies and clinical trials with positive results;

•	receipt of regulatory approvals from applicable authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	manufacturing products at an acceptable cost;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for our product candidates;

•	protecting our rights in our intellectual property portfolio;

•	maintaining a continued acceptable safety profile of the products following approval; and

•	maintaining and growing an organization of scientists and business people who can develop and commercialize our products and technology.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business.

Our future success is dependent on the regulatory approval of our two lead product candidates.

We do not have any products that have gained regulatory approval. Currently, our only clinical-stage product candidates are PINTA 745, which is in a Phase 2 clinical trial, and STM 434, which is in a Phase 1 study. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize our product candidates in a timely manner. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies, generally including two well-controlled Phase 3 trials, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

•	failure to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or

•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Even if a product candidate were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for one of our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding to continue the development of that product or generate revenues attributable to that product candidate. Also, any regulatory approval of our current or future product candidates, once obtained, may be withdrawn.

The results of preclinical testing or earlier clinical studies are not necessarily predictive of future results, and PINTA 745 and STM 434, and any other product candidate we advance into clinical studies or trials, may not have favorable results in later clinical studies or trials or receive regulatory approval.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of an investigational drug. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies or clinical trials. Despite the results reported in earlier preclinical studies or clinical trials for our product candidates, we do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market PINTA 745 or STM 434 or any of our other product candidates in any particular jurisdiction. If later-stage clinical trials do not produce favorable results, our ability to achieve regulatory approval for any of our product candidates may be adversely impacted. Even if we believe that we have adequate data to support an application for regulatory approval to market any of our product candidates, the FDA or other regulatory authorities may not agree and may require that we conduct additional clinical trials.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome.

Clinical testing is expensive, can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and early clinical trials.

We may experience delays in our ongoing or future clinical studies or trials and we do not know whether planned clinical studies or trials will begin or enroll subjects on time, will need to be redesigned or will be completed on schedule, if at all. There can be no assurance that the FDA will not put clinical studies or trials of any of our product candidates on clinical hold in the future. Clinical studies or trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

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delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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delay or failure in obtaining institutional review board, or IRB, approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at each site;

•	withdrawal of clinical trial sites from our clinical trials or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in subjects completing a trial or returning for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of our third-party clinical trial managers to satisfy their contractual duties, meet expected deadlines or return trustworthy data;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results or results that are inconsistent with earlier results;

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feedback from the FDA, the IRB, data safety monitoring boards, or a comparable foreign regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, that might require modification to the protocol for the trial;

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a decision by the FDA, the IRB, a comparable foreign regulatory authority, or us, or a recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical studies or trials;

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lack of adequate funding to continue the clinical study or trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies or increased expenses associated with the services of our CROs and other third parties; or

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical study or trial.

Patient enrollment, a significant factor in the timing of clinical studies or trials, is affected by many factors including the size and nature of the patient population, the severity of the disease under investigation, the proximity of subjects to clinical sites, the patient referral practices of physicians, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. We may not be able to initiate or continue clinical studies for STM 434 and clinical trials for PINTA 745 or any future product candidates if we are unable to locate and enroll a sufficient number of eligible participants in these studies or trials as required by the FDA or other regulatory authorities. Even if we are able to enroll a sufficient number of patients in our clinical studies or trials, if the pace of enrollment is slower than we expect, the development costs for our product candidates may increase and the completion of our studies may be delayed or our studies could become too expensive to complete. We rely on CROs, other vendors and clinical study or trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance.

If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any delays in completing our clinical trials for our current product candidates may also decrease the period of exclusivity in our corresponding product candidate license from Amgen. In addition, many of the factors that could cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates, the methods used to deliver them or their dosage levels may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any regulatory approval.

Undesirable side effects caused by our product candidates, their delivery methods or dosage levels could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. As a result of safety or toxicity issues that we may experience in our clinical studies or trials in the future, we may not receive approval to market any product candidates, which could prevent us from ever generating revenues or achieving profitability. Results of our studies or trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, our studies or trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may have a material adverse effect on our business, results of operations, financial condition, cash flows and future prospects.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including that:

•	we may be forced to suspend marketing of such product;

•	regulatory authorities may withdraw their approvals of such product;

•	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

•	we may be required to conduct post-market studies;

•	we may be required to change the way the product is administered;

•	we could be sued and held liable for harm caused to subjects or patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved.

We may not be able to obtain orphan drug exclusivity for our product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. If our Phase 1 clinical study of STM 434 is successful, we intend to apply for orphan drug status for STM 434 for ovarian cancer.

Generally, if a product with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the European Medicines Agency, or EMA, or the FDA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a new drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Failure to obtain regulatory approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In addition to regulations in the United States, to market and sell our products in the European Union, many Asian countries and other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We have had no significant interactions with foreign regulatory authorities to date. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Clinical trials accepted in one country may not be accepted by regulatory authorities in other countries. In addition, many countries outside the United States require that a product be approved for reimbursement before it can be approved for sale in that country. We may not be able to obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of any of our product candidates by regulatory authorities in the European Union, Asia or elsewhere, the commercial prospects of that product candidate may be significantly diminished, our business prospects could decline and this could materially adversely affect our business, results of operations and financial condition.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if we obtain regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, adverse event reporting, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance by our contract manufacturing organizations, or CMOs, and CROs for any post-approval clinical trials that we conduct. For example, if labeling is ultimately approved for PINTA 745, it will likely include restrictions on use due to the specific patient population and manner of use in which the product candidate was evaluated and the safety and efficacy data obtained in those evaluations. In addition, PINTA 745 may be required to include a boxed warning, or “black box,” regarding PINTA 745 being teratogenic, or causing of fetal or embryotic malformations, in animal studies. The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may require labeling changes or establishment of a risk evaluation and mitigation strategy, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, current Good Clinical Practices, or GCP, and other regulations. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenues.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, or the DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, state attorneys general, members of Congress and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities. For example, in the event PINTA 745 obtains regulatory approval, we believe these authorities will closely monitor the use of this product candidate to determine whether it is being used impermissibly as a muscle-builder by athletes and others. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA. Any actual or alleged failure to comply with labeling and promotion requirements may have a negative impact on our business.

In the United States, engaging in impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that would materially restrict the manner in which we promote or distribute our drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and, if we are not successful in defending against such actions, those actions could compromise our ability to become profitable.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our product candidates.

Concurrent with the license of our existing product candidates, we acquired manufacturing process know-how and certain intermediates, as well as certain supplies intended for clinical use, from Amgen. We are in the process of outsourcing the manufacture of additional drug substance and drug product for our preclinical and clinical studies using the know-how and supplies we received from

Amgen. Our CMOs will need to conduct significant development work to prepare each of our product candidates for studies, trials and commercial readiness.

Additionally, the process of manufacturing our product candidates is complex, highly regulated and subject to several risks, including but not limited to:

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the process of manufacturing our product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes for any of our product candidates could result in reduced production yields, product defects, and other supply disruptions. Product defects can also occur unexpectedly. For example, we recently encountered small numbers of cracked vials in certain STM 434 drug product lots. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination; and

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the manufacturing facilities in which our product candidates are made could be adversely affected by earthquakes and other natural disasters, equipment failures, labor shortages, power failures, and numerous other factors.

Any adverse developments affecting manufacturing operations for our product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls or other interruptions in the supply of our drug substance and drug product. We may also have to write off inventory, incur other charges and expenses for supply of drug product that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives. Inability to meet the demand for our products could damage our reputation and the reputation of our products among physicians, healthcare payors, patients or the medical community, including major operators of dialysis and cancer clinics which could adversely affect our ability to operate our business and our results of operations.

We may not successfully identify, acquire, develop or commercialize new potential product candidates.

Part of our business strategy is to expand our product candidate pipeline by identifying and validating new product candidates, which we may develop ourselves, in-license or otherwise acquire from others. In addition, in the event that our existing product candidates do not receive regulatory approval or are not successfully commercialized, then the success of our business will depend on our ability to expand our product pipeline through in-licensing or other acquisitions. We may be unable to identify relevant product candidates. If we do identify such product candidates, we may be unable to reach acceptable terms with any third party from which we desire to in-license or acquire them.

We may form strategic alliances in the future, and we may not realize the benefits of such alliances.

We may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our existing business. These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic alliances and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic alliance or other alternative arrangements for any future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. If we license products or acquire businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic alliances agreements related to our product candidates could also delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if we lose any of our CROs, we may not be able to obtain regulatory approval for or commercialize our product candidates on a timely basis, if at all.

We have relied upon and plan to continue to rely upon third-party CROs and contractors to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for the execution of our preclinical and clinical trials, and we control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with Good Laboratory Practices, or GLP, and the Animal Welfare Act requirements. We and our CROs are required to comply with federal regulations and GCP, which are international standards meant to protect the rights and health of patients that are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our regulatory applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, clinicaltrials.gov, within a specified timeframe. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process and result in adverse publicity.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources, including experienced staff, to our ongoing clinical, nonclinical and preclinical programs. They may also have relationships with other entities, some of which may be our competitors. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. For example, there was an error in the randomization of patients and inventory distribution to our clinical sites for our Phase 2 clinical trial for PINTA 745, resulting in the unblinding of the initial six patients and a restart of the trial. CRO or contractor errors could cause our results of operations and the commercial prospects for our product candidates to be harmed, our costs to increase and our ability to generate revenues to be delayed.

Our internal capacity for clinical trial execution and management is limited and therefore we have relied on third parties. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms.

We have no experience manufacturing our product candidates on a clinical or commercial scale and have no manufacturing facility. We are dependent on third parties for the manufacturing of our product candidates and our supply chain, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed.

We do not own or operate facilities for the manufacturing of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently rely on single source CMOs for the production of our product candidates and on single source suppliers of some of the materials incorporated in our product candidates. To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase the scale of production and, for PINTA 745 and STM 434, we will need to demonstrate comparability of the material produced by these CMOs to the material that was previously produced by Amgen. We may need to identify additional CMOs for continued production of supply for our product candidates. We have not yet identified alternate suppliers in the event the current CMOs that we utilize are unable to scale production, or if we otherwise experience any problems with them. Manufacturing biologic drugs is complicated and tightly regulated by the FDA and comparable regulatory authorities around the world, and although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers, transfer manufacturing procedures to these alternative suppliers, and demonstrate comparability of material produced by such new suppliers. New manufacturers of any product would be required to qualify under applicable regulatory requirements. These manufacturers may not be able to manufacture our compounds at costs, or in quantities, or in a timely manner necessary to complete development of our product candidates or make commercially successful products. If we are unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, we may not be able to complete development of our product candidates, or market or distribute them. In addition, should the FDA not agree with our physical quality specifications and comparability assessments for these materials, further clinical development of our product candidate would be substantially delayed and we would incur substantial additional expenses.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, including a failure to synthesize and manufacture our product candidates or any products we may eventually commercialize in accordance with our specifications, misappropriation of our proprietary information, including our trade secrets and know-how, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates and any products that we may eventually commercialize be manufactured according to cGMP and similar foreign standards. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The FDA or similar foreign regulatory agencies may also implement new standards at any time, or change their interpretations and enforcement of existing standards for manufacture, packaging or testing of products. We have little control over our manufacturers’ compliance with these regulations and standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to us, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction or imposing civil and criminal penalties.

Any significant disruption in our supplier relationships could harm our business. Any significant delay in the supply of a product candidate or its key materials for an ongoing clinical study could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our ability to commercialize our product candidates successfully and to compete effectively may be adversely affected.

We rely upon a combination of patents, trade secrets and confidentiality agreements to protect the intellectual property related to our technology and product candidates. For our two most advanced product candidates, PINTA 745 and STM 434, we own or license a number of issued patents and pending patent applications covering the product candidates’ compositions of matter and methods of use. For PINTA 745, the expected expiration dates range from 2026 to 2034 for US patents and from 2023 to 2034 for patents in jurisdictions outside the United States, exclusive of possible patent term extensions. For STM 434, the expected expiration dates range from 2027 through 2035 for US patents and from 2026 through 2035 for patents in jurisdictions outside the United States, exclusive of possible patent term extensions. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The patentability of inventions and the validity, enforceability and scope of patents in the biotechnology field is generally uncertain because it involves complex legal, scientific and factual considerations, and it has in recent years been the subject of significant litigation. Moreover, the standards applied by the US Patent and Trademark Office, or USPTO, and non-US patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents.

Consequently, the patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other countries for many reasons. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim of one of our patents or patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of such claim.

Even if patents have issued or do successfully issue from patent applications, and even if such patents cover our product candidates, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held to be unenforceable. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. The possibility exists that others will develop products on an independent basis which have the same effect as our product candidates and which do not infringe our patents or other intellectual property rights, or that others will design around the claims of patents that we have had issued that cover our product candidates. If the breadth or strength of protection provided by the patents and patent applications we hold, license or pursue with respect to our product candidates is threatened, it could threaten our ability to commercialize our product candidates. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Any of these outcomes could have an adverse impact on our business.

If patent applications that we hold or in-license with respect to our technology or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us. We have recently filed several patent applications covering our product candidates. We cannot offer any assurances about which, if any, patents will be issued with respect to these pending patent applications, the breadth of any such patents, whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or exclusively licensed to us could deprive us of rights necessary for the successful commercialization of any product candidate that we or our collaborators may develop. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by the USPTO or a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Similarly, we could become involved in derivation proceedings before the USPTO to determine inventorship with respect to our patent applications. We may also become involved in similar opposition proceedings in the European Patent Office or counterpart offices in other jurisdictions regarding our intellectual property rights. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent generally occurs 20 years after it is filed. Although various extensions may be available if certain conditions are met, the life of a patent and the protection it affords is limited. If we encounter delays in our clinical trials or in obtaining regulatory approvals, the period of time during which we could exclusively market any of our product candidates under patent protection, if approved, could be reduced. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be vulnerable to competition from biosimilar products. Any loss of patent protection could have a material adverse impact on our business. We may be unable to prevent competitors from entering the market with a product that is similar or identical to our product candidates, which could harm our business and ability to achieve profitability.

If we are sued for infringing the intellectual property rights of third parties, such litigation could be costly and time-consuming and could prevent or delay our development and commercialization efforts.

Our commercial success depends, in part, on us and our collaborators not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interference or derivation proceedings, oppositions, inter partes reexamination and review proceedings before the USPTO and corresponding non-US patent offices. Numerous US and non-US issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of third parties’ patent rights as it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable.

Third parties may assert infringement claims against us based on existing or future intellectual property rights, alleging that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacturing of our product candidates that we failed to identify. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States, remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing date. Therefore, patent applications covering our product candidates could have been filed by others without our knowledge. In addition, pending patent applications that have been published, including some of which we are aware, could be later amended in a manner that could cover our product candidates or their use or manufacture. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities and believe that we are free to operate in relation to any of our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated, which may block our efforts or potentially result in any of our product candidates or our activities infringing such claims. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products and methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving that a patent is invalid is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted, which could have a material adverse effect on us. If any issued third-party patents were held by a court of competent jurisdiction to cover aspects of our materials, formulations, methods of manufacture or methods for treatment, we could be forced, including by court order, to cease developing, manufacturing or commercializing the relevant product candidate until such patent expired. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and to continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonably terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property licensed to us. Ultimately, we could be prevented from commercializing a product candidate, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent, or to redesign our infringing product candidates which may be impossible or require substantial time and monetary expenditure. We may also elect to enter into license agreements in order to settle patent infringement claims prior to litigation, and any such license agreement may require us to pay royalties and other fees that could be significant.

We may face claims that we misappropriated the confidential information or trade secrets of a third party. If we are found to have misappropriated a third party’s trade secrets, we may be prevented from further using such trade secrets, which could limit our ability to develop our product candidates. We are not aware of any material threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our product candidates, programs or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on all of our product candidates in all countries throughout the world would be prohibitively expensive. Our or our licensors’ intellectual property rights in certain countries outside the United States may be less extensive than those in the United States. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors’ inventions in countries outside the United States, or from selling or importing infringing products made using our and our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection but where enforcement is not as strong as that in the United States. These infringing products may compete with our product candidates in jurisdictions where we or our licensors have no issued patents and our patent claims and other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us and our licensors to stop the infringement of our and our licensors’ patents or marketing of competing products in violation of our and our licensors’ proprietary rights generally. Proceedings to enforce our and our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our attention from other aspects of our business, could put our and our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our and our licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and even if we or our licensors are successful the damages or other remedies awarded, if any, may not be commercially meaningful.

We have in-licensed a significant portion of our intellectual property from Amgen. If we breach any of our license agreements with Amgen, we could lose the ability to continue the development and potential commercialization of one or more of our product candidates.

We hold rights under a number of license agreements with Amgen that are important to our business. Our discovery and development platform is built, in part, around patents exclusively in-licensed from Amgen. These agreements generally grant us the exclusive (except as to the licenses to Amgen know-how, which are non-exclusive and limited as to their field of use), worldwide (except with regard to PINTA 745 in Japan, which was previously licensed to Takeda Pharmaceutical Company Limited) license to research, develop, improve, make, use, offer for sale, sell, import, export or otherwise exploit several classes of novel compounds, including PINTA 745 and STM 434. Under our existing license agreements, we are subject to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations upon achievement of certain milestones and royalties on product sales, as well as other material obligations. If there is any conflict, dispute, disagreement or issue of non-performance between us and Amgen regarding our rights or obligations under the license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy diligence or payment obligations under any such agreement, we may be liable to pay damages and Amgen may have a right to terminate the affected license. The loss of any or all of our license agreements with Amgen could materially adversely affect our ability to proceed to utilize the affected intellectual property in our drug discovery and development efforts, and our ability to enter into future collaboration, licensing and/or marketing agreements for one or more affected product candidates. The risks described elsewhere pertaining to our patents and other intellectual property rights also apply to the intellectual property rights that we license, and any failure by us or our licensors to obtain, maintain and enforce these rights could have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business and on our stock price.

Third parties may infringe our patents, the patents of our licensors, or misappropriate or otherwise violate our or our licensors’ intellectual property rights. Our and our licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In the future, we or our licensors may elect to initiate legal proceedings to enforce or defend our or our licensors’ intellectual property rights, to protect our or our licensors’ trade secrets or to determine the validity or scope of intellectual property rights we own or control. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, third parties may initiate legal proceedings against us or our licensors to challenge the validity or scope of intellectual property rights we own or control. The proceedings can be expensive and time-consuming. Many of our or our licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors can. Accordingly, despite our or our licensors’ efforts, we or our licensors may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect our rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, in whole or in part, or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our or our licensors’ patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Interference or derivation proceedings provoked by third parties, brought by us or our licensors or collaborators, or brought by the USPTO or any non-US patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other proceedings, such as re-examination or opposition proceedings, inter partes review or other preissuance or post-grant proceedings in the USPTO or its foreign counterparts relating to our intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceeding could require us or our licensors to cease using the related technology and commercializing our product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors a license on commercially reasonable terms if any license is offered at all. Even if we or our licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors. In addition, if the breadth or strength of protection provided by our or our licensors’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and it may distract our management and other employees. We could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of shares of our common stock.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future decisions by the US Congress, or Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to US patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents, all of which could have a material adverse effect on our business and financial condition.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, the value of our technology could be materially adversely affected and our business could be harmed.

In addition to seeking the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and other elements of our technology, discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in the market. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements and invention assignment agreements with our employees, consultants, and outside scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, or outside scientific advisors might intentionally or inadvertently disclose our trade secrets or confidential, proprietary information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, the laws of certain foreign countries do not protect proprietary rights such as trade secrets to the same extent or in the same manner as the laws of the United States. Misappropriation or unauthorized disclosure of our trade secrets to third parties could impair our competitive advantage in the market and could materially adversely affect our business, results of operations and financial condition.

Risks Related to Commercialization of Our Product Candidates

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and major operators of dialysis and cancer clinics.

Even if we obtain regulatory approval for any of our product candidates that we may develop or acquire in the future, the product may not gain market acceptance among physicians, healthcare payors, patients or the medical community, including major operators of dialysis and cancer clinics.

Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, major operators of cancer and dialysis clinics and patients of the drug as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	any restrictions on use together with other medications;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	the timing of market introduction of our products as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of our sales and marketing efforts and those of our collaborators.

If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients, healthcare payors or major operators of dialysis and cancer clinics, we will not be able to generate significant revenues, which would compromise our ability to become profitable. In particular, the dialysis industry is dominated by two companies, DaVita Healthcare Partners and Fresenius. In the event PINTA 745 fails to be accepted by either of these companies, our ability to generate revenues from PINTA 745 and become profitable would be adversely affected.

Even if we are able to commercialize our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors in the United States and in other countries in which we seek to commercialize our products, which could harm our business.

Our ability to commercialize any product successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors may also seek additional clinical evidence, beyond the data required to obtain regulatory approval, demonstrating clinical benefits and value in specific patient populations before covering our products for those patients. We cannot be sure that coverage and adequate reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain regulatory approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain regulatory approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Recently enacted and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain regulatory approval of and commercialize our product candidates and affect the prices we may obtain.

The regulations that govern, among other things, regulatory approvals, coverage, pricing and reimbursement for new drug products vary widely from country to country. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to successfully sell any product candidates for which we obtain regulatory approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In particular, all Medicare payments for dialysis treatments to ESRD patients are now made under a single bundled payment rate that provides a fixed payment rate to encompass all goods and services provided during the dialysis treatment, including pharmaceuticals that were historically separately reimbursed to the dialysis providers, irrespective of the level of pharmaceuticals administered or additional services performed. Most lab services that used to be paid directly to laboratories are also included in the bundled payment. Unless we are able to secure an exemption, PINTA 745 may be subject to the bundled payment system. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. The Center for Medicare and Medicaid Services, or CMS, the agency that runs the Medicare program, also has the authority to revise reimbursement rates, including under the bundled payment system, and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the Medicare Modernization Act and Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act,

a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP, and capped the total rebate amount for innovator drugs at 100% of AMP. The Affordable Care Act and subsequent legislation also changed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In March 2013, the President signed an executive order implementing sequestration, and in April 2013, the 2% Medicare reductions went into effect. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our product candidates, if any, may be.

In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

We face competition from numerous pharmaceutical and biotechnology enterprises, as well as from academic institutions, government agencies and private and public research institutions for our current and future product candidates. Our commercial opportunities will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. Competition could result in reduced sales and pricing pressure on our product candidates, if approved, which in turn would reduce our ability to generate meaningful revenues and have a negative impact on our results of operations. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair any ability to commercialize our product candidates.

Products are currently marketed or used off-label for the muscle wasting-related indications for which the products in our pipeline are being developed, and a number of companies are or may be developing new treatments for muscle wasting indications. These products, as well as promotional efforts by competitors and clinical trial results of competitive products, could significantly diminish any ability to market and sell PINTA 745 and other product candidates focused on muscle wasting-related indications. Today’s treatment for protein-energy wasting and cancer cachexia often involves the administration of readily available nutritional supplements and appetite stimulants including, in some jurisdictions, medical marijuana. In addition, there are two commercially available steroids, nandrolone and oxandrolone, that are sometimes prescribed off-label for the treatment of weight loss in cancer patients. A number of companies are developing drug candidates for muscle wasting applications, including: Eli Lilly & Co., which is conducting Phase 1 clinical studies and Phase 2 clinical trials for LY2495655, and Pfizer Inc., which is conducting Phase 1 clinical studies for PF-06252616, both of which are myostatin antibodies, to evaluate their ability to increase and improve muscle mass in various patient populations; Novartis Corporation, which is conducting Phase 1 clinical studies and Phase 2 clinical trials for BYM338, an ActR2B antibody, to evaluate its ability to build muscle in patients with various muscle-wasting conditions; Ligand Pharmaceuticals, which is developing LGD-4033, a selective androgen receptor modulator, for muscle wasting; Regeneron Pharmaceuticals, Inc., which is developing REGN1033, a myostatin antibody, in collaboration with Sanofi-Aventis; and GTx, Inc., which is developing ostarine, a selective androgen receptor modulator for cachexia.

There are numerous approved products and therapies for ovarian cancer, and a number of companies are or may be developing new treatments for ovarian cancer and other solid tumors. These therapies, as well as promotional efforts by competitors and clinical trial results of competitive products, could significantly diminish any ability to market and sell STM 434. Approved drug therapies for ovarian cancer include chemotherapy with platinum compounds such as cisplatin or carboplatin and taxane compounds such as paclitaxel or docetaxel, and hormone therapies including gosarelin, luprolide, tamoxifen, letrozole, anostrazole and exemestane. A number of companies are developing drug candidates for ovarian cancer and other solid tumors, including Genentech/Roche, which is developing bevacizumab (Avastin) and other potential drug therapies.

Many of these approved drugs and therapies for muscle wasting and ovarian cancer are well-established and are widely accepted by physicians, patients and third-party payors. Some of these drugs are branded and subject to patent protection, and other drugs and nutritional supplements are available on a generic basis. Insurers and other third-party payors may encourage the use of generic products or specific branded products. We expect that if either PINTA 745 or STM 434 is approved, it will be priced at a significant premium over competitive generic products. This pricing premium may make it difficult for us to differentiate these products from currently approved or commonly used therapies and impede adoption of our product, which may adversely impact our business. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will become as our products continue in clinical development.

Many of our competitors or potential competitors have significantly greater established presence in the market, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do, and as a result may have a competitive advantage over us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

As a result of these factors, these competitors may obtain regulatory approval of their products before we are able to obtain patent protection or other intellectual property rights, which will limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are safer, more effective, more widely used and cheaper than ours, and may also be more successful than us in manufacturing and marketing their products. These appreciable advantages could render our product candidates obsolete or non-competitive before we can recover the expenses of development and commercialization.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

We do not currently have an organization for the sale, marketing and distribution of pharmaceutical products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenues and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, we may be unable to compete successfully against these more established companies. If we are not successful in commercializing our current or future product candidates either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we would incur significant additional losses.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2014, we had 11 employees. As our development and commercialization plans and strategies develop, or as a result of any future acquisitions, we will need additional managerial, operational, manufacturing, sales, marketing, financial and other resources. Our management, personnel and systems currently in place may not be adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical studies and trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	improving our managerial, development, operational and finance systems; and

•	expanding our facilities.

As our operations expand, we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical studies and trials effectively and hire, train and integrate additional management, research and development, manufacturing, administrative and sales and marketing personnel. Our failure to accomplish any of these tasks could prevent us from successfully growing our company.

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

We are highly dependent upon our personnel, including Isaac E. Ciechanover, M.D., our President, Chief Executive Officer and founder, and Christopher Haqq, Ph.D., M.D., our Chief Medical Officer. Our employment agreements with Drs. Ciechanover and Haqq are at-will and do not prevent them from terminating their employment with us at any time. The loss of the services of either of them could impede the achievement of our research, development and commercialization objectives.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of any member of our senior management team or the inability to hire or retain experienced management personnel could compromise our ability to execute our business plan and harm our operating results. Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain regulatory approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we would market, sell and distribute our products. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

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the federal healthcare Anti-Kickback Statute will constrain our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. Product liability claims may be brought against us by subjects enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize any products that we may develop.

We currently hold $5.0 million in product liability insurance coverage in the aggregate, which we believe is customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks, but which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain regulatory approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products that receive regulatory approval. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If we and our third-party manufacturers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our or our third-party manufacturers’ use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials with a policy limit that we believe is customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business and operations would suffer in the event of computer system failures or security breaches.

Our internal computer systems, and those of our CROs and other business vendors on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. We exercise little or no control over these third parties, which increases our vulnerability to problems with their systems. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, the further development of our product candidates could be delayed and our business could be otherwise adversely affected.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of product candidates could be disrupted, if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on us, our significant suppliers and our general infrastructure is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no market for shares of our common stock. An active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into collaborations or acquire companies or products by using our shares of common stock as consideration. The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the success of competitive products or technologies;

•	regulatory actions with respect to our product candidates or products or our competitors’ product candidates or products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to in-license or acquire additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of these risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our common stock.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates together beneficially owned over 98% of our voting stock and, upon consummation of this offering, that same group will together hold approximately         % of our outstanding voting stock, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and after giving effect to the issuance of shares in this offering. These stockholders may be able to determine the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own, as a result of such investment, only approximately         % of the shares of common stock outstanding immediately following this offering.

The vesting and settlement of any of our outstanding RSUs will result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will incur increased costs as a result of being a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage to a level that we believe is customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Market, or Nasdaq.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statement.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this offering, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2012 and 2013 relating to the design and operation of our closing and financial reporting processes.

For a discussion of our remediation plan and the actions that we have executed during 2014, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The actions we have taken are subject to continued review, supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate this weakness, we cannot assure you that we will be able to remediate this weakness, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. If we are unable to successfully remediate this material weakness, and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable Nasdaq listing requirements.

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect our stock price and we may be unable to maintain compliance with Nasdaq listing requirements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of March 31, 2014. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 18,724,086 shares of our common stock, will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 18,374,087 shares of our common stock as of March 31, 2014 will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our equity incentive plans, our compensation committee is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers,

including officers, employees and service providers of our subsidiaries. Future grants of RSUs, options and other equity awards and issuances of common stock under our equity incentive plans may have an adverse effect on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, that will become effective in connection with consummation of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that will:

•	permit our board of directors to issue up to 20,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•

provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

•	provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General

Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding the timing of reporting results from our Phase 2 clinical trial of PINTA 745;

•	our expectations regarding the timing of our Phase 1 clinical study of STM 434;

•	the likelihood and timing of regulatory approvals for our product candidates;

•	the potential market opportunities for commercializing our product candidates;

•	our expectations regarding the potential market size and the size of the patient populations for our products candidates, if approved for commercial use;

•	estimates of our expenses, capital requirements and need for additional financing;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical studies and trials;

•	the initiation, timing, progress and results of future preclinical studies and clinical trials and our research and development programs;

•	the scope of protection we are able to obtain and maintain for our intellectual property rights covering our product candidates;

•	our use of proceeds from this offering;

•	our financial performance;

•	developments and projections relating to our competitors and our industry; and

•	our ability to sell or manufacture products at commercially reasonable values.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

We obtained industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information or estimates.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of common stock of approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares of common stock is exercised in full, we estimate that we will receive net proceeds of approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

As of March 31, 2014, we had cash and cash equivalents and short-term investments of $62.0 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, as follows:

•

approximately $38.8 million to fund the clinical development and manufacturing of PINTA 745, including the costs of our ongoing pilot Phase 2 clinical trial and our planned confirmatory Phase 2 clinical trial expected to take place thereafter;

•

approximately $31.0 million to fund the clinical development and manufacturing of STM 434, including the costs of our initial Phase 1 clinical study, expected to take place through the first half of 2016;

•	approximately $12.5 million to expand and advance our preclinical research pipeline; and

•

the remainder for working capital and for other general corporate purposes, which includes funding the costs of operating as a public company and may include acquiring or licensing products, businesses or technologies, although we have no present commitments for any such acquisitions or licenses.

This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical and clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds of this offering.

Based on our planned use of our net proceeds from this offering as described above, we estimate that such funds, together with our existing cash and cash equivalents and short-term investments as of March 31, 2014, will enable us to complete our planned confirmatory Phase 2 clinical trial of PINTA 745 and our initial Phase 1 clinical study of STM 434 and fund our operations and capital expenditure requirements until at least the end of 2016. Pending our use of our net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and US government securities.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term available-for-sale investments and our capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis, giving effect to the repayment of notes receivable from a stockholder that took place in                  and                 2014 and the automatic conversion of all outstanding shares of preferred stock as of March 31, 2014 into             shares of our common stock immediately prior to the closing of this offering and the filing and effectiveness of our amended and restated certificate of incorporation in Delaware; and

•

on a pro forma as adjusted basis to reflect, in addition to the pro forma adjustments set forth above, the sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014 (unaudited)
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$39,754		$40,053	$
Short-term available-for-sale investments	22,277		22,277

	$62,031		$62,330	$

Convertible preferred stock:
Series A convertible preferred stock	$19,909		$—	$
Series A-1 convertible preferred stock	2,768		—
Series B convertible preferred stock	51,895		—
Stockholders’ equity:
Preferred stock, $0.0001 par value, no shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—		—
Common stock, $0.0001 par value, shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	5,538
Notes receivable from stockholder	(299)		—
Accumulated other comprehensive loss	(11)		(11)
Accumulated deficit	(19,932)		(19,932)

Total stockholders’ deficit	(14,704)

Total capitalization	$59,868	$		$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on 18,724,086 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of March 31, 2014, giving effect to our recapitalization, and excludes the following:

•	1,151,770 shares of common stock issuable upon settlement of RSUs outstanding as of March 31, 2014 pursuant to our 2012 Plans;

•	shares of common stock issuable upon settlement of RSUs issued after March 31, 2014 under our 2014 Equity Incentive Plan, or 2014 Plan;

•

            shares of common stock to be reserved for future issuance under our 2014 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan; and

•

            shares of common stock to be reserved for issuance under our ESPP, to be effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2014 was approximately $         million, or $         per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities and preferred stock that is not included within equity. Net historical tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2014. The pro forma net tangible book value of our common stock as of March 31, 2014, was $         million, or $         per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the automatic conversion of all outstanding shares of preferred stock as of March 31, 2014 into             shares of common stock immediately prior to the closing of this offering.

After giving effect to (i) the automatic conversion of all outstanding shares of preferred stock as of March 31, 2014 into             shares of common stock immediately prior to the closing of this offering and (ii) our receipt of the net proceeds from our sale of             shares of common stock at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2014	$
Pro forma increase in net tangible book value per share as of March 31, 2014 attributable to the conversion of preferred stock
Pro forma net tangible book value per share as of March 31, 2014, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution to new investors by $         per share, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The table below summarizes as of March 31, 2014, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	18,724,086		%		$75,281,635		%		$4.02
New investors			%				%	$

Totals		100.0%		$		100.0%

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon completion of this offering. In this event, the total consideration paid by our existing stockholders would be approximately $75.3 million, or         %, and the total consideration paid by our new investors would be $         million, or         %.

The total number of shares of our common stock reflected in the discussion and tables above is based on 18,724,086 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of March 31, 2014, giving effect to our recapitalization, and excludes the following:

•	1,151,770 shares of common stock issuable upon settlement of RSUs outstanding as of March 31, 2014 pursuant to our 2012 Plans;

•	shares of common stock issuable upon settlement of RSUs issued after March 31, 2014 under our 2014 Equity Incentive Plan, or 2014 Plan;

•

            shares of common stock to be reserved for future issuance under our 2014 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan; and

•

            shares of common stock to be reserved for issuance under our ESPP, to be effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan.

To the extent that any outstanding RSUs vest and settle, options or RSUs are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding RSUs as of March 31, 2014 vested and settled, then our existing stockholders, including the holders of these RSUs, would own         % and our new investors would own         % of the total number of shares of our common stock and common stock outstanding upon the closing of this offering.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited combined financial statements and related notes included elsewhere in this prospectus. We have derived the summary combined statement of operations data for the period from August 22, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013 from our audited combined financial statements included elsewhere in this prospectus. We have derived the summary combined and consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the period from August 22, 2012 (inception) to March 31, 2014 and our balance sheet data as of March 31, 2014 from our unaudited interim combined and consolidated financial statements included elsewhere in this prospectus. The unaudited interim combined and consolidated financial statements have been prepared on the same basis as the audited combined financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim combined and consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Three months ended March 31, (unaudited)		Period from August 22, 2012 (Inception) to March 31, 2014 (unaudited)
			2013	2014
	(in thousands, except share and per share information)
Combined and Consolidated Statements of Operations and Comprehensive Loss Data:
Expenses:
Research and development	$241	$4,306	$354	$2,981	$7,528
Research and development costs paid to Amgen	—	553	—	—	553
In-process research and development acquired from Amgen	3,018	—	—	—	3,018
General and administrative	834	3,756	932	4,096	8,686

Total expense	4,093	8,615	1,286	7,077	19,785

Loss from operations	(4,093)	(8,615)	(1,286)	(7,077)	(19,785)
Interest income	—	12	2	6	18

Loss before provision for income taxes	(4,093)	(8,603)	(1,284)	(7,071)	(19,767)
Provision (benefit) for income taxes	17	170	14	(22)	165

Net loss incurred in the development stage	$(4,110)	$(8,773)	$(1,298)	$(7,049)	$(19,932)

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Three months ended March 31, (unaudited)		Period from August 22, 2012 (Inception) to March 31, 2014 (unaudited)
			2013	2014
	(in thousands, except share and per share information)
Other comprehensive loss, net of tax:
Unrealized losses on investments	—	—	—	(11)	(11)

Other comprehensive loss	—	—	—	(11)	(11)

Comprehensive loss incurred in the development stage	$(4,110)	$(8,773)	$(1,298)	$(7,060)	$(19,943)

Basic and diluted net loss per common share	$(4.31)	$(6.99)	(1.20)	(4.29)

Weighted-average common shares outstanding used to compute basic and diluted net loss per common share	953,283	1,255,573	1,079,096	1,642,312

	As of December 31,		As of March 31, 2014 (unaudited)
	2012	2013
	(in thousands)
Combined and Consolidated Balance Sheets Data:
Cash and cash equivalents	$4,207	$51,615	$39,754
Short-term available-for-sale investments	—	—	22,277
Working capital	2,940	50,284	59,503
Total assets	4,290	51,828	62,866
Convertible preferred stock	6,711	61,091	74,572
Accumulated deficit	(4,110)	(12,883)	(19,932)
Total stockholders’ deficit	(3,727)	(11,017)	(14,704)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Combined and Consolidated Financial Data” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company focused on developing novel therapeutics for serious unmet medical needs, with an initial focus on muscle wasting conditions and oncology. Our product candidates are biologics targeting myostatin and activin, members of the TGF-ß protein superfamily, which play roles in the growth and maintenance of muscle and many other body tissues. Our lead product candidate, PINTA 745, is in a Phase 2 clinical trial for PEW in ESRD patients. Our second product candidate, STM 434, is in a Phase 1 clinical study for ovarian cancer and other solid tumors. We have five additional molecules in preclinical development. We intend to license or acquire additional product candidates to develop and commercialize.

Our current product candidate portfolio was acquired through licensing arrangements with Amgen in exchange for convertible preferred stock and future milestone payments and royalties. Through these arrangements, we obtained licenses to patent rights and the ability to use certain proprietary know-how to develop and commercialize a portfolio of seven product candidates. The arrangement did not provide for the acquisition of employees, facilities or ongoing services. We are responsible for obtaining all regulatory approvals and developing commercial scale manufacturing processes to enable eventual commercialization of these product candidates. Under the terms of these agreements, we made an upfront payment of $250,000 and issued 800,000 shares of Series A-1 convertible preferred stock on a combined basis (7,200,000 shares, prior to giving effect to the recapitalization) to Amgen. We are also required to make additional payments of up to $86.0 million to Amgen based upon the achievement of certain development and regulatory approval milestones, as well as additional payments based on achievement of commercial milestones and future net sales of products resulting from development of these product candidates, if any. Of the $86.0 million, $14.0 million in potential payments relate to milestones for clinical trials.

We are considered a development-stage company under US generally accepted accounting principles, or GAAP, and have only a limited operating history. Since our inception in 2012, we have devoted substantially all of our resources to identify, acquire and develop our product candidates, including conducting preclinical and clinical studies and providing general and administrative support for these operations. We have funded our operations to date primarily from the issuance and sale of convertible preferred stock.

We have never generated revenues and have incurred net losses since inception. Our net losses were $8.8 million and $7.0 million for the year ended December 31, 2013, and the three months ended March 31, 2014, respectively. As of March 31, 2014, we had an accumulated deficit of $19.9 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative expenses associated with our operations. Our cash and short-term available-for-sale investment balances at March 31, 2014 totaled $62.0 million, which we intend to use to fund our losses in the near term.

Financial Overview

Basis of Presentation and Recapitalization

Atara, Nina, Pinta and Santa Maria were incorporated in August 2012. Atara was formed as a management company with the sole purpose of providing management, financial and administrative services for Nina, Pinta and Santa Maria. Since inception, Atara, Nina, Pinta and Santa Maria have been under common management and common ownership for all periods and as of all dates prior to our recapitalization on March 31, 2014, we have presented the results of operations and financial condition of the four companies on a combined basis. The combined financial statements include the accounts of the four individual companies since inception, with intercompany transactions eliminated.

On March 31, 2014, we implemented a recapitalization in which (a) all the outstanding shares of common stock of Atara were cancelled and forfeited by existing stockholders and (b) the stockholders of Nina, Pinta and Santa Maria exchanged their existing common and convertible preferred stock for newly-issued shares of Atara, in the same proportions and with the same rights and privileges as the outstanding capital stock of Nina, Pinta and Santa Maria, on a collective nine-for-one basis. Atara assumed the separate equity incentive plans sponsored by Nina, Pinta and Santa Maria and all outstanding RSUs and restricted stock awards granted under such plans. At the time of RSU settlement, each employee or consultant will receive one share of common stock of Atara for three RSUs in each of Nina, Pinta, and Santa Maria (collectively, a nine-for-one exchange). We refer to this transaction as our recapitalization. As a result of the recapitalization, Nina, Pinta and Santa Maria became wholly owned subsidiaries of Atara effective March 31, 2014. The recapitalization was accounted for as a combination of businesses under common control and the assets and liabilities of Nina, Pinta and Santa Maria were recorded by Atara at their historical carrying amounts on March 31, 2014. Beginning March 31, 2014, our financial statements are presented on a consolidated basis, with all intercompany transactions eliminated. Except as otherwise noted, all share and per share amounts presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” give effect to the recapitalization.

Revenues

To date, we have not generated any revenues. We do not expect to receive any revenues from any product candidates that we develop until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

The largest component of our total operating expenses since inception has been our investment in research and development activities, including the preclinical and clinical development of our product candidates. Research and development expenses consist of costs incurred in performing research and development activities, including compensation and benefits for research and development employees, including stock-based compensation, an allocation of facility and overhead expenses, expenses incurred under agreements with contract research organizations and investigative sites that conduct clinical trials and preclinical studies, the costs of acquiring and manufacturing clinical trial materials and other supplies and costs associated with product development efforts, preclinical activities and regulatory operations. Research and development costs are expensed as incurred.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of our product candidates. Our current planned research and development activities include the following:

•	increased enrollment and completion of our Phase 2 clinical trial of PINTA 745;

•	commencement of our Phase 1 clinical study of STM 434; and

•	process development and manufacturing of drug supply for ATA 842 to support IND-enabling studies.

In addition to our product candidates that are in clinical development, we believe it is important to continue our substantial investment in a diverse pipeline of new product candidates to continue to build the value of our product candidate pipeline and our business. We plan to continue to advance our most promising early product candidates into preclinical development with the objective to advance these early-stage programs to human clinical studies over the next several years.

Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expenses of our ongoing as well as any additional clinical trials and other research and development activities;

•	future clinical trial results;

•	uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

The process of conducting the necessary clinical research to obtain FDA approval is costly and time consuming and the successful development of our product candidates is highly uncertain. The risks and uncertainties associated with our research and development projects are discussed more fully in the section of this prospectus titled “Risk Factors.” As a result of these risks and uncertainties, we are unable to determine with any degree of certainty the duration and completion costs of our research and development projects, or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates.

In-process Research and Development Acquired from Amgen

In-process research and development expenses acquired from Amgen consist of the value of the Series A-1 convertible preferred stock and the upfront payment of $250,000, which was the total consideration paid for our Amgen licenses. As the licensed compounds are in an early stage of development and the underlying technology has no alternative future uses, the total consideration was expensed in 2012.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, allocated facilities costs, and other expenses for outside professional services, including legal, human resources, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation. We anticipate that our general and administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Interest Income

Interest income consists of interest earned on our cash, cash equivalents and marketable securities as well as interest on notes receivables issued to one of our employees related to the purchase of restricted common stock.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate and accrue expenses, the largest of which is related to accrued research and development expenses. This process involves reviewing contracts and purchase orders, identifying services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual costs.

Costs for preclinical study and clinical trial activities are recognized based on an evaluation of our vendors’ progress towards completion of specific tasks, using data such as patient enrollment, clinical site activations or information provided to us by our vendors regarding their actual costs incurred. Payments for these activities are based on the terms of individual contracts and payment timing may differ significantly from the period in which the services were performed. We determine accrual estimates through reports from and discussions with applicable personnel and outside service providers as to the progress or state of completion of trials, or the services completed. Our estimates of accrued expenses as of each balance sheet date are based on the facts and circumstances known at the time. For the period from August 22, 2012 (inception) to December 31, 2013 and to March 31, 2014, there have been no material changes to our estimates of accrued research and development expenses. Costs that are paid in advance of performance are deferred as a prepaid expense and amortized over the service period as the services are provided.

Estimated Fair Value of Series A-1 Convertible Preferred Stock

In consideration for the licenses of our product candidate portfolio, we issued 800,000 shares (after giving effect to the recapitalization) of Series A-1 convertible preferred stock and paid $250,000 to Amgen. We estimated the fair value of our Series A-1 preferred stock to be $2.8 million by using the option pricing model, or OPM, backsolve method. OPM treats the rights of the holders of shares of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the Series A-1 convertible preferred stock can be determined by estimating the value of its portion of each of these call option rights. The OPM backsolve method derives the implied equity value of a company from a recent transaction involving the company’s own securities issued on an arm’s-length basis. This implied equity value is then allocated to each part of our capital structure, including our Series A-1 convertible preferred stock and common stock. Significant assumptions used at the time of valuation included an estimated volatility of 53.3%, a risk free interest rate of 0.28% and time to a liquidity event of 2.25 years.

Stock-based Compensation

Because our common stock is not currently publicly traded, our board of directors, with the assistance of management, uses significant judgment to estimate the fair value of our common stock. Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on The Nasdaq Global Market.

We account for stock-based compensation expense, including the expense of restricted stock awards and RSUs, based on the fair values of the equity instruments issued. The fair value is determined on the measurement date, which is generally the date of grant for employee awards and the date when the service performance is completed for non-employees. The fair value for our restricted stock awards is their intrinsic value, which is the difference between the fair value of underlying stock at the measurement date and the purchase price. The fair value of our RSUs is the fair value of the underlying stock at the measurement date. Stock-based compensation expense for awards with time-based vesting criteria is recognized as expense on a straight-line basis over the requisite service period for employees and on an accelerated graded vesting basis for non-employees. For employees’ awards with performance-based vesting criteria, we assess the probability of the achievement of the performance conditions at the end of each reporting period and recognize the share-based compensation costs when it becomes probable that the performance conditions will be met. For non-employees’ awards with performance-based vesting criteria, we assess all possible outcomes at the end of each reporting period and recognize the lowest aggregate fair value in the range of possible outcomes. The lowest value in the range of possible outcomes may be zero. For awards that are subject to both service and performance conditions, no expense is recognized until it is probable that performance conditions will be met.

Prior to our recapitalization, we issued restricted stock awards and RSUs for common stock of Nina, Pinta and Santa Maria to individuals who were employed by or served as consultants of Atara and provided services to Nina, Pinta and Santa Maria through Atara. Because these individuals were not employees of Nina, Pinta or Santa Maria, as these entities were not subsidiaries of Atara until the recapitalization, all of our restricted stock awards and RSUs issued through the date of the recapitalization are deemed to have been issued to non-employees. As such, we determined the estimated fair value of the underlying common stock at the end of each period, as the services were performed. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations with effective dates as of December 31, 2012, March 5, 2013, November 25, 2013, January 8, 2014 and March 31, 2014.

For each valuation date through January 8, 2014, we determined the fair value of our common stock by using the OPM backsolve method. We adjusted our estimates of fair value between valuation periods based upon changes in overall market conditions or achievement of milestones.

The increased probability of an initial public offering was taken into consideration in the March 31, 2014 valuation, which is a critical factor contributing to the increase in the fair value of our common stock as of that date. For purposes of the March 31, 2014 valuation, a hybrid method was used to determine the fair value of our common stock, which incorporated use of both the probability-weighted return methodology, or PWERM, and the OPM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. The hybrid model was selected at this time for the reasons described above relating to our plans for a potential initial public offering.

Under the hybrid method, the OPM was used to allocate the equity value considering the probability that an initial public offering does not occur in the near-term. Under this scenario, private transactions in our Series B shares and a discounted cash flow analysis were utilized to determine the fair value of the company. This value was then allocated using an OPM to determine the fair value of our shares under this scenario. The PWERM scenarios in the hybrid method consider three near-term exit events. The first scenario assumed we would complete an initial public offering within four months, the second scenario assumed we would complete an initial public offering within 13 months and the third scenario assumed we would complete an initial public offering within 21 months. The estimated time to liquidity was based on the probability weighted time of a liquidity event considering the three scenarios.

Significant assumptions for each valuation include:

	Common Stock Value(1)	Volatility(2)	Risk-free Rate	Years to Exit	Discount for Lack of Marketability
December 31, 2012	$1.23	53.3%	0.28%	2.25	29.7%
March 5, 2013	$1.26	54.5%	0.25%	2.00	29.7%
November 25, 2013	$1.97	54.2%	0.26%	1.75	26.9%
January 8, 2014	$2.06	53.2%	0.32%	1.63	25.5%
March 31, 2014(3)	$6.61	56.0%	0.14%	1.03	21.8%

(1)	Common stock value is presented giving effect to the recapitalization.
(2)	The computation of expected volatility is based on the historical volatility of a representative group of public biotechnology and life sciences companies with similar characteristics, including early stage of product development and therapeutic focus.
(3)	Derived by using OPM and PWERM in the hybrid method using multiple scenarios.

In connection with the recapitalization, we assumed all outstanding restricted stock awards and RSUs granted by Nina, Pinta and Santa Maria. At the date of the recapitalization, RSUs and restricted stock awards issued by Nina, Pinta and Santa Maria to Atara employees became employee awards for accounting purposes, and the awards’ grant dates were established as the recapitalization date.

The RSUs we have granted have a time-based service condition and a liquidity-based performance condition, and will vest when both conditions are met. We have determined that the liquidity-based condition is not probable of occurring and recorded no compensation expense related to the RSUs during the period from August 22, 2012 (inception) to March 31, 2014. As of March 31, 2014, there was approximately $7,647,788 of unrecognized stock-based compensation expense related to nonvested RSUs. Assuming an initial public offering had occurred on March 31, 2014, $2,253,569 of this stock-based compensation expense would have been recognized in our statement of operations and comprehensive loss for the three months ended March 31, 2014 and $5,394,219 would be recognized over the remaining service periods through 2018.

Income Taxes

We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets for all periods presented. We intend to maintain a full valuation allowance on the US deferred tax assets for the foreseeable future until sufficient positive evidence exists to support reversal of the valuation allowance.

At December 31, 2012 and 2013, we had federal and state net operating loss carryforwards of approximately $0.8 million and $7.2 million, respectively, which, if not utilized, begin to expire in various amounts beginning in the year 2032.

Under Section 382 of the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we have experienced an “ownership change.” Generally, a Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Similar rules may apply under state tax laws. During 2014, we completed a Section 382 study of transactions in our stock through December 31, 2013.

The study concluded that we have experienced at least one ownership change since inception and that our utilization of net operating loss carryforwards will be subject to annual limitations. These results are reflected in the above carryforward amounts. Our ability to utilize our net operating loss carryforwards may be further limited as a result of subsequent ownership changes including potential changes in connection with or after our proposed initial public offering. Further, other provisions of the Code may limit our ability to utilize federal net operating losses incurred before the recapitalization to offset income or gain realized after the recapitalization unless such income or gain is realized by the same entity that originally incurred such losses. All such limitations could result in the expiration of carryforwards before they are utilized.

We had no unrecognized tax benefits as of December 31, 2012 and 2013. Our policy is to recognize interest and penalties related to income taxes as a component of income tax expense. No interest and penalties related to income taxes have been recognized in the statements of operations and comprehensive loss in 2012 and 2013.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes: maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management’s authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Furthermore, our controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls or procedures, and misstatements due to error or fraud may occur and not be detected on a timely basis.

Our management has determined that we had a material weakness in our internal control over financial reporting as of December 31, 2012 and 2013 relating to the design and operation of our closing and financial reporting processes. We have concluded that this material weakness in our internal control over financial reporting is due to the fact that we do not yet have the appropriate resources with the appropriate level of experience and technical expertise to oversee our closing and financial reporting processes.

In order to remediate this material weakness, we are taking the following actions:

•	we have hired a full-time controller and transitioned Mr. McGrath from a consulting role to a full-time chief financial officer role;

•	we are actively seeking additional accounting and finance staff members to augment our current staff and to improve the effectiveness of our closing and financial reporting processes; and

•	we are formalizing our accounting policies and internal controls documentation and strengthening supervisory reviews by our management.

In connection with the initiatives we are implementing to remediate the material weakness, we expect to incur additional compensation expense as we hire additional financial accounting staff and improve our accounting and financial reporting systems. The initiatives we are implementing are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. We expect to complete the measures above as soon as practicable upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002. However, we cannot be certain that the measures we have taken or might take in the future will ensure that we will maintain adequate controls over our financial processes and reporting in the future.

Notwithstanding the material weakness that existed as of December 31, 2012 and 2013, our management has concluded that the combined and consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with GAAP.

If we fail to fully remediate this material weakness or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements. As an “emerging growth company:”

•	We will present no more than two years of audited financial statements and no more than two years of related management’s discussion and analysis of financial condition and results of operations;

•

We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to irrevocably opt out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Results of Operations

Comparison of the Period from August 22, 2012 (Inception) to December 31, 2012 and Year Ended December 31, 2013

Research and development expenses

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Increase (Decrease)
	(in thousands)
Research and development	$241	$4,306	$4,065
Research and development costs paid to Amgen	—	553	553

Total	$241	$4,859	$4,618

Research and development expenses increased during the year ended December 31, 2013 compared to the period ended December 31, 2012 and consisted of the following costs by program:

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013
	(in thousands)
PINTA 745	$15	$1,658
STM 434	66	1,936
ATA 842	—	16
Employee and overhead cost	160	1,249

Total	$241	$4,859

PINTA 745 costs increased by $1.6 million in 2013 compared to the 2012 period primarily due to a $0.4 million increase in outside consultants’ costs and $0.7 million of direct costs to support the Phase 2 clinical trial that commenced during the fourth quarter of 2013. In addition, as part of our licenses with Amgen, we purchased clinical drug and placebo supplies for $0.6 million, which we will use in our Phase 2 trial. In the future, we anticipate that costs related to the future clinical drug supply will increase as we contract with a third party supplier to manufacture these materials.

STM 434 program costs increased by $1.9 million in 2013 compared to the 2012 period primarily due to $1.5 million in outside manufacturing costs for clinical drug supply and approximately $0.4 million of outside consultants’ costs related to the Phase 1 clinical study of STM 434 in 2014.

Employee and overhead costs increased by $1.1 million in 2013 as compared to the 2012 period as a result of increased headcount, higher stock-based compensation costs and a full year of expenses in 2013, compared to only four months in 2012.

In-process research and development acquired from Amgen

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Increase (Decrease)
	(in thousands)
In-process research and development acquired from Amgen	$3,018	—	($3,018)

Licenses acquired from Amgen related to compounds in early stages of development that had no alternative future use. We recognized total consideration for these licenses of $3.0 million in acquired in-process research and development expenses in the period from August 22, 2012 (inception) to December 31, 2012.

General and administrative expenses

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Increase (Decrease)
	(in thousands)
General and administrative	$834	$3,756	$2,922

General and administrative expenses increased in 2013 compared to the 2012 period primarily due to a $1.2 million increase in stock-based compensation costs, $0.8 million of legal fees associated with patent filings and maintenance and $0.5 million of additional personnel costs. Personnel costs and stock-based compensation costs were higher in 2013 due to increased headcount and a full year of expenses in 2013, compared to only four months in 2012.

Interest income

Interest income consists primarily of interest earned on cash and cash equivalents and remained relatively low in 2013.

Comparison of the Three Months Ended March 31, 2013 and 2014

Research and development expenses

	Three months ended March 31,		Increase (Decrease)
	2013	2014
	(in thousands)
Research and development	$354	$2,981	$2,627

Research and development expenses increased during the three months ended March 31, 2014 compared to the same period in 2013 and consisted of the following costs by program:

	Three months ended March 31,
	2013	2014
	(in thousands)
PINTA 745	$76	$525
STM 434	100	1,317
ATA 842	—	12
Employee and overhead cost	178	1,127

Total	$354	$2,981

PINTA 745 costs increased by $0.4 million in the three months ended March 31, 2014 compared to the quarter ended March 31, 2013 due primarily to a $0.5 million increase in outside consultants’ costs to support the Phase 2 clinical trial that commenced during the fourth quarter of 2013.

STM 434 program costs increased by $1.2 million in the three months ended March 31, 2014 compared to the quarter ended March 31, 2013 due to $0.9 million in increased outside manufacturing costs for clinical drug supply and approximately $0.2 million of increased outside consultants’ costs related to the Phase 1 clinical study of STM 434, which commenced in the three months ended March 31, 2014.

Employee and overhead costs increased by $0.9 million in 2014 as compared to the 2013 quarter as a result of increased payroll-related costs of $0.2 million resulting from increased headcount and higher stock-based compensation costs of $0.7 million.

General and administrative expenses

	Three months ended March 31,		Increase (Decrease)
	2013	2014
	(in thousands)
General and administrative	$932	$4,096	$3,164

General and administrative expenses increased in the three months ended March 31, 2014 compared to the quarter ended March 31, 2013 due to a $2.3 million increase in stock-based compensation costs, $0.6 million of increased legal and accounting fees associated with the audit of our financial statements and corporate costs in advance of our initial public offering and $0.2 million of additional payroll-related costs. Personnel costs and stock-based compensation costs were higher in the three months ended March 31, 2014 compared to the same period in 2013 due to increased headcount.

Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 2012, and we had an accumulated deficit of $12.9 million as of December 31, 2013 and $19.9 million as of March 31, 2014. It will be several years, if ever, before we have a product candidate ready for commercialization, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

In January 2014, we completed the sale and issuance of additional shares of Series B convertible preferred stock with gross proceeds of $13.5 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents and short-term investments are held in bank and custodial accounts and consist of money market mutual funds, corporate bonds and commercial paper.

Working capital was $2.9 million, $50.3 million and $59.5 million as of December 31, 2012, December 31, 2013 and March 31, 2014, respectively. Included in working capital were cash, cash equivalents, and short-term investments of $4.2 million, $51.6 million and $62.0 million as of December 31, 2012, December 31, 2013 and March 31, 2014, respectively.

Our cash, cash equivalents and short-term investments balances were as follows:

	December 31,		March 31, 2014
	2012	2013
	(in thousands)
Cash and cash equivalents	$4,207	$51,615	$39,754
Short-term available-for-sale investments	—	—	22,277

Total cash and cash equivalents and short-term available-for-sale investments	$4,207	$51,615	$62,031

Cash Flows

Comparison of the Period from August 22, 2012 (Inception) to December 31, 2012 and the Year Ended December 31, 2013

The following table details the primary sources and uses of cash for each of the periods set forth below:

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013
	(in thousands)
Net cash provided by (used in):
Operating activities	$(825)	$(5,966)
Investing activities	(9)	(3)
Financing activities	5,041	53,377

Net increase in cash and cash equivalents	$4,207	$47,408

Operating activities

For the period from August 22, 2012 (inception) to December 31, 2012 and the year ended 2013, we used $0.8 million and $6.0 million of net cash in operating activities, respectively. The $5.1 million increase in cash used in operating activities was primarily due to the increase in combined net loss from 2012 to 2013.

Investing activities

For the period from August 22, 2012 (inception) to December 31, 2012 and the year ended 2013, net cash used in investing activities consisted of costs related to the purchase of property and equipment.

Financing activities

Net cash provided by financing activities for the period from August 22, 2012 (inception) to December 31, 2012 was $5.0 million, consisting of proceeds from the sale of shares of Series A convertible preferred stock and common stock. Net cash provided by financing activities for the year ended December 31, 2013 was $53.4 million, consisting of proceeds from the sale of shares of Series A and Series B convertible preferred stock, net of offering costs.

Comparison of the Three Months Ended March 31, 2013 and 2014

The following table details the primary sources and uses of cash for each of the periods set forth below:

	Three months ended March 31,
	2013	2014
	(in thousands)
Net cash provided by (used in):
Operating activities	$(729)	$(2,917)
Investing activities	—	(22,415)
Financing activities	14,963	13,471

Net increase (decrease) in cash and cash equivalents	$14,234	$(11,861)

Operating activities

For the three months ended March 31, 2013 and 2014, we used $0.7 million and $2.9 million of net cash in operating activities, respectively. The $2.2 million increase in cash used in operating activities was primarily due to the increase in net loss from the quarterly periods in 2013 to 2014 of $5.8 million, offset in part by a $3.0 million increase in stock-based compensation for the 2014 period.

Investing activities

Net cash used in investing activities consisted primarily of $22.4 million invested in short-term available-for-sale securities purchased during the first quarter of 2014.

Financing activities

Net cash provided by financing activities for the three months ended March 31, 2013 was $15.0 million, consisting of proceeds from the sale of shares of Series A convertible preferred stock net of offering costs. Net cash provided by financing activities for the three months ended March 31, 2014 was $13.5 million, consisting primarily of proceeds from the sale of shares of Series B convertible preferred stock, net of offering costs.

Operating Capital Requirements and Plan of Operations

To date, we have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of and seek regulatory approvals for our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents, excluding the proceeds from this offering, will be sufficient to enable us to complete planned preclinical and clinical trials for our lead product candidates through at least the end of 2015. In order to complete the process of obtaining regulatory approval for our lead product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our lead product candidates, if approved, we will require substantial additional funding.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;

•	the timing and costs of our planned preclinical studies of our product candidates;

•	our success in establishing and scaling commercial manufacturing capabilities;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	subject to receipt of regulatory approval, revenues received from commercial sales of our product candidates;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•

the amount and timing of any payments we may be required to make in connection with the licensing, filing, prosecution, maintenance, defense and enforcement of any patents or patent applications or other intellectual property rights; and

•	the extent to which we in-license or acquire other products and technologies.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2013:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$56	$55	$1	—	—

(1)	We lease office and laboratory space in Westlake Village, California and Brisbane, California under noncancelable operating leases that expire in October 2014 and January 2015, respectively.

Contingent contractual obligations

Under the terms of our license agreements with Amgen, we are obligated to make additional milestone payments to Amgen of up to $86.0 million upon the achievement of certain development and regulatory approval milestones. Of these milestone payments, $14.0 million relates to milestones for clinical trials. The remaining $72.0 million relates to milestones for regulatory approvals in various territories and are anticipated to be made no earlier than 2017. Thereafter, we are obligated to make tiered payments based on achievement of commercial milestones based upon net sales levels. The maximum payments would be $206.0 million based on sales of over $1 billion for each of three products in a calendar year. We are also obligated to pay mid-single-digit percentage tiered royalties on future net sales of products which are developed and approved as defined by the agreements. Our royalty obligations as to a particular licensed product will be payable, on a country-by-country and product-by-product basis, until the later of (a) the date of expiration of the last to expire valid claim within the licensed patents that covers the manufacture, use or sale, offer to sell, or import of such licensed product by us or a sublicense in such country, (b) loss of regulatory exclusivity or (c) 10 years after the first commercial sale of the applicable licensed product in the applicable country. As of December 31, 2013, there were no outstanding obligations due to Amgen. We expect to make a $1.0 million milestone payment in the second quarter of 2014 relating to the opening of the IND for STM 434.

In accordance with terms of the agreements, we use commercially reasonable efforts to pay costs related to the preparation, filing, prosecution, defense and maintenance of the patents covered by the license agreements. In 2012 and 2013, we incurred expenses of $0.1 million and $0.8 million related to the preparation, filing and maintenance of patents and patent applications.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk related to changes in interest rates. As of December 31, 2012, December 31, 2013, and March 31, 2014 we had cash and cash equivalents and short-term available-for-sale investments of $4.2 million, $51.6 million, and $62.0 million, respectively. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of US interest rates, particularly because our investments are in short-term securities. Our available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on developing novel therapeutics for serious unmet medical needs, with an initial focus on muscle wasting conditions and oncology. Our product candidates are biologics targeting myostatin and activin, members of the TGF-ß protein superfamily, which play roles in the growth and maintenance of muscle and many other body tissues. Our lead product candidate, PINTA 745, is in a Phase 2 clinical trial for PEW in ESRD patients. Our second product candidate, STM 434, is in a Phase 1 clinical study for ovarian cancer and other solid tumors. We have five additional molecules in preclinical development. We intend to license or acquire additional product candidates to develop and commercialize.

Our lead product candidate, PINTA 745, is a peptibody that binds to and inhibits myostatin, a protein that down regulates muscle growth and maintenance. In a Phase 1 study, PINTA 745 was found to increase muscle mass compared to placebo after one month of weekly dosing, an increase that was statistically significant, indicating that it is more likely than not that the benefit observed in the study was due to drug treatment rather than chance. We are enrolling a US-based Phase 2 clinical trial to further establish the role of PINTA 745 in building muscle mass, as well as to collect data from corresponding functional muscle tests. This trial is being conducted in patients with ESRD who are also suffering from PEW.

PEW is a major complication of ESRD. A recent study we completed with DaVita Clinical Research, a division of DaVita Healthcare Partners Inc., concluded that more than half of DaVita’s dialysis population meet the conditions for PEW and, in comparison to the rest of the group, exhibit worse morbidity and mortality. There is currently no approved therapy for patients suffering from PEW.

We believe PINTA 745 is the only potential therapeutic in clinical development to treat this patient population.

In clinical studies conducted of PINTA 745 in men with prostate cancer and in mouse studies in a model of chronic kidney disease, or CKD, conducted with PINTA 745/s, a version of PINTA 745 that was customized for use in mice, several properties well suited for a potential therapeutic for PEW were observed, including:

•	Reversing muscle loss — PINTA 745 not only stopped muscle wasting, it significantly increased muscle mass after four weeks of treatment.

•

Dosing control — PINTA 745 has a human circulating half-life of four days, which affords physicians a significant level of dosing control while conveniently aligning with dialysis treatment schedules. We believe that this is particularly important in ESRD patients given changes in patient weight.

•

Anti-inflammatory properties — In an animal model of renal disease, PINTA 745/s exhibited significant anti-inflammatory properties, a factor that we believe will be important due to the critical role that inflammation plays in PEW and the overall declining health of ESRD patients.

We designed the Phase 2 trial to give us insight into potential additional therapeutic areas for PINTA 745. These could include: orthopedic indications; inflammation and inflammatory diseases; age-related sarcopenia (loss of muscle); and cancer cachexia. In each of these conditions, muscle loss prevention, muscle growth and reduction in inflammation resulting from treatment with PINTA 745 could lead to improved physical function and therefore to better outcomes. We expect to release initial data from this Phase 2 clinical trial in the second half of 2015.

Our second product candidate, STM 434, has an open IND and is in a Phase 1 clinical study of up to 66 patients with ovarian cancer and other solid tumors. STM 434 is a soluble ActR2B receptor that binds Activin A. Activin has been shown to be involved in the growth and proliferation of ovarian cancer and other tumors, with published evidence of its role at both the genetic (messenger RNA) and protein levels. Activin expression is one of a few biomarkers associated with larger tumor volume and poorer outcomes, including shortened survival in a variety of tumors including ovarian tumors. Published data has shown that serum Activin A levels in ovarian cancer subjects are elevated in relation to levels in normal subjects. We are testing the potential use of Activin A as a biomarker in our Phase 1 clinical study.

Ovarian cancer is the fifth leading cause of cancer death in women in the United States. According to the National Cancer Institute, there were an estimated 22,240 new ovarian cancer cases and 14,030 ovarian cancer deaths in the United States in 2013. Surgery and cytotoxic chemotherapies are widely used to treat ovarian cancer; however, the outcomes have changed little in 40 years. The proportion of all ovarian cancer patients surviving five years after diagnosis was only 44% based on the National Cancer Institute SEER database for women diagnosed from 2003 to 2009.

Some subtypes of ovarian tumors respond even more poorly to treatment than others and represent opportunities where drug development could be accelerated. In particular, clear cell and granulosa cell tumors are considered resistant to chemotherapy. Our preclinical experiments in animal models of these subtypes indicate that binding Activin A with a soluble receptor could significantly reduce tumor proliferation, reduce tumor volume and potentially increase survival. We believe that novel therapies for clear cell and granulosa cell tumors could qualify for FDA breakthrough designation, an FDA process designed to accelerate the development and review of drugs intended to treat a serious condition when early studies show that the drug may be substantially better than current treatment, and thereby achieve expedited regulatory approval. Based on its mechanism of action, we also believe that STM 434 has the potential to be the first product to target tumor growth and proliferation through the inhibition of Activin A.

Both PINTA 745 and STM 434 are novel molecules with well-characterized mechanisms of action. They were developed initially, along with our five other in-licensed programs, at Amgen. Taken together, we believe these unique product candidates constitute a pipeline of biologics that have benefited from years of investment, resulting in a large patent portfolio, broad preclinical testing and, in the case of PINTA 745, promising clinical results. We are evaluating the remaining five molecules to determine the best path forward. Where appropriate, we intend to conduct preclinical studies and file INDs with the FDA for these candidates.

Our business model is to license or acquire and develop novel molecules for serious unmet medical needs with validated molecular targets and established proof of concept. Based on the properties of each of these molecules, including efficacy, safety, pharmacokinetics, affinity and other characteristics, we match each program to clinical indications that we believe maximize its therapeutic potential and may result in an expedited path to market. We believe our management team has the breadth and depth of experience to execute this model. Our management team includes:

•

Isaac E. Ciechanover, M.D., our President and Chief Executive Officer, was Executive Director for Business Development at Celgene. At Celgene, he led the company’s venture capital efforts and led licensing and acquisition activities with an aggregate transaction value of more than $6.7 billion. Those efforts included striking licensing and partnership transactions with cancer therapeutics companies Agios Pharmaceuticals, Inc., Acceleron Pharma Inc. and PTC Therapeutics Inc. Prior to founding Atara, Dr. Ciechanover was a Partner with Kleiner Perkins Caufield & Byers, a leading venture capital firm.

•

Christopher Haqq, M.D., Ph.D., our Chief Medical Officer, was Vice President for Clinical Research and Development at Cougar Biotechnology, which was acquired by Johnson & Johnson in 2009. At Cougar Biotechnology, he was the lead clinician for a pivotal prostate cancer study leading to market approval for Zytiga (abiraterone acetate). He has served as medical monitor for more than ten clinical trials and has contributed to drug development programs for a wide range of molecules, and served as an attending oncology physician and director of a translational laboratory at the University of California, San Francisco.

•

Mitchall G. Clark, our Chief Regulatory and Quality Officer, was previously Senior Vice President of Global Regulatory Affairs at Abraxis Bioscience, Inc., or Abraxis, where he submitted and managed five INDs for oncology and cardiovascular drugs including Abraxane (nanoparticle albumin-bound paclitaxel).

•

Gad Soffer, our Chief Operating Officer, previously held various roles at Celgene, including most recently Global Project Leader for Abraxane following Celgene’s acquisition of Abraxis, where he led successful regulatory submissions for pancreatic cancer and non-small cell lung cancer.

•

John F. McGrath, Jr., our Chief Financial Officer, was previously Executive in Residence and Operating Partner at Kleiner Perkins Caufield & Byers. Prior to that time, he served as Vice President and Chief Financial Officer for Network Equipment Technologies, Inc., a publicly traded company. He has served on the board of directors of the Presidio Fund, a publicly traded mutual fund, and on the boards of directors and as Audit Committee chairman of publicly traded companies Actel Corporation and Endwave Corporation.

Our Strategy

Our goal is to be a leader in the development and commercialization of novel therapeutics for serious unmet medical needs. We are initially focused on muscle wasting conditions and oncology. Key components to achieve this objective include:

•

Rapidly advance PINTA 745 in clinical development — We intend to complete our ongoing Phase 2 clinical trial with PINTA 745 with the goal of obtaining positive results in ESRD patients with PEW. If the data supports it, we intend to seek feedback from health authorities, including the FDA, and advance PINTA 745 to global registration trials in PEW. In parallel, we intend to seek out additional indications for which to explore the therapeutic utility of PINTA 745.

•

Obtain clinical proof of concept for STM 434 — We are in a Phase 1 study with STM 434 to study safety and tolerability as well as early signs of activity in a patient population that includes patients with ovarian and other solid tumors. We intend to test STM 434 as a single therapy and in combination with other chemotherapy options that are the current standard of care. In the clear cell and granulosa cell subtypes of ovarian cancer, we may seek orphan drug status. If supported by the clinical data, we may seek breakthrough designation and pursue clinical trials of STM 434 in these specific subtypes.

•

Evaluate our product candidates and advance them into the clinic as appropriate — Our initial product portfolio includes five additional unique candidates that have not yet entered clinical trials. We will evaluate these candidates and determine which of them to advance and the indications in which to advance them.

•

Leverage our relationships and experience to in-license or acquire additional molecules for development — We intend to capitalize on our relationships with both pharmaceutical companies and academic institutions to identify, review and ultimately license or acquire novel product candidates, which our team will develop and commercialize.

•

Retain worldwide rights for product candidates — We intend to maintain worldwide rights to our product candidates in order to maximize their commercial value. We are developing our product candidates in specialty indications in which we believe it is feasible and economically advantageous to build our own commercial organization. However, when compelling opportunities arise, it may be to our advantage to seek collaborations in certain indication areas or geographies. We hold worldwide rights to our entire portfolio, except for PINTA 745, which Amgen licensed to Takeda in Japan.

Our Product Candidates

PINTA 745 for Protein-Energy Wasting in End-Stage Renal Disease Patients

Our lead product candidate, PINTA 745, is a peptibody that binds myostatin and inhibits its corresponding signal transduction, thereby blocking the negative regulation of skeletal muscle growth. We are conducting a Phase 2 trial in patients with ESRD who are also suffering from PEW at six US-based sites, including academic sites, as well as those associated with Fresenius and DaVita, two leading providers of kidney care in the United States. PEW refers to a state of muscle wasting, inflammation and malnutrition that increases patients’ risk for infections, cardiovascular disease and other complications. We believe that patients with PEW may benefit from the muscle-building demonstrated in earlier clinical trials and anti-inflammatory properties of PINTA 745 demonstrated in preclinical trials, which are discussed in more detail below. INDs for PINTA 745 were filed by Amgen, the product candidate’s previous sponsor, in October 2005 and July 2009. Both of these INDs are open, with our wholly owned subsidiary Pinta as the holder.

Protein-Energy Wasting in ESRD Patients

PEW is a common and serious condition affecting patients on kidney dialysis. Patients with PEW lose significant body mass and suffer from muscle wasting and weakness. In several published studies, PEW has been shown to increase the already high morbidity and mortality associated with ESRD. A study published in 2010 examined 40,950 dialysis patients from 12 countries and showed that PEW increases patients’ risk for infections, cardiovascular disease and other complications. Another study published in 2010 examined more than 120,000 dialysis patients and found that patients who lost overall body weight but gained muscle mass had a higher survival rate. Many dialysis patients with PEW experience a lower quality of life due to poor limb strength, low endurance and impaired muscle power. Worsening of walking speed and grip strength, associated with loss of muscle mass, have been shown to be effective predictors of mortality.

Albumin is the most abundant protein circulating in the blood, and a sensitive indicator of the body’s nutritional status. In dialysis patients, a decline in serum albumin indicates a serious overall protein wasting state. In these patients, the ability to predict mortality risk is associated with the presence of muscle wasting or inflammation.

DaVita Study

In order to better understand the market opportunity for PEW therapies in dialysis patients, we collaborated on a study of PEW in dialysis patients with DaVita. DaVita has collected data on over 130,000 renal patients including those enrolled in over 300 clinical trials worldwide in order to better understand the pathology and clinical course of kidney disease. The resulting database is a unique and powerful resource that allows for fast understanding of the disease state and the impact of treatments in kidney disease.

Using the DaVita dialysis database, we were able to characterize patients for the PEW condition and identify those patients at higher risk of morbidity and mortality. We analyzed 56,350 DaVita dialysis patients who began treatment at DaVita between 2009 and 2012 and had at least six months of dialysis. We then followed these patients from the time they entered the database for 1,200 days or until they died or were lost to follow-up. Of these patients, 54% had a serum albumin level less than or equal to 3.8 g/dL six months after beginning dialysis. Among these, approximately 11% of patients died within one year compared to less than 3% of patients whose serum albumin was higher than the 3.8 g/dL dialysis threshold. At the three-year mark, approximately 40% of patients with low serum albumin who had been followed for three years had died in comparison with roughly 21% of patients who had been followed for three years with serum albumin levels above the critical threshold six months after beginning dialysis. We believe that patients with PEW represent a significant cost to the healthcare system. We and DaVita are currently pursuing health economic studies in order to quantify this cost, comparing treatment for those who have PEW to those who do not.

Survival Rates Based Upon Serum Albumin Levels

PEW Market Opportunity

Based on data from the US Renal Data System, we estimate that the current total US dialysis population, excluding patients who had successfully received kidney transplants, is 460,000 patients. Of these patients, we estimate that approximately 250,000 patients suffer from PEW. Worldwide, we believe that more than 800,000 patients suffer from PEW.

Limitations of Current Therapies for PEW

There are no pharmacologic therapies approved by the FDA indicated for PEW. Furthermore, we are not aware of any such therapies in clinical trials for PEW that target myostatin. Current treatment options for muscle wasting include appetite stimulants, nutritional support, corticosteroids, anabolic steroids and human growth hormone. Dietary supplements containing 10 grams of protein or more per day are recommended for PEW patients by consensus guidelines. Long term stabilization of lean body mass, muscle mass or serum albumin levels in patients showing symptoms of PEW or related conditions such as cancer cachexia have not been observed through dietary changes or nutritional supplements.

Biology of Myostatin

Myostatin, a member of the TGF-ß superfamily of growth factors, is highly expressed in skeletal muscle and fat tissue. It acts as a negative regulator of muscle growth and appears to promote fat gain. Through knockout experiments and observation of naturally occurring knockouts of myostatin in mice, cattle, dogs, as well as a human being, there is a body of evidence supporting the role of myostatin in regulating muscle growth. In particular, myostatin has been shown to inhibit the growth of new muscle stem cells as well as play a part in the destruction of muscle through the NF-KB pathway. Animals and humans born without a functioning myostatin gene exhibit muscle overgrowth while otherwise showing no apparent negative effects.

Myostatin inhibition was first characterized and evaluated in the mid-1990s as a potential mechanism for limiting muscle wasting. Several proof-of-concept studies have shown the ability of myostatin inhibitors to build muscle. Several other companies are pursuing myostatin inhibitors for other conditions, including cancer cachexia, Duchenne Muscular Dystrophy and orthopedic indications.

Preclinical studies have shown that myostatin is upregulated, or increased, in the skeletal muscle of mice suffering from CKD. One such study, published in the FASEB Journal in 2011, is shown below.

In the two upper images, myostatin upregulation is shown by fluorescence in the muscle cells of a CKD mouse compared to a control mouse. In the two lower images, myostatin protein expression levels are shown in the muscle cells of two CKD mice compared to control mice.

The following charts and images from a study published in Kidney International in 2011 show that myostatin is upregulated in skeletal muscle taken from dialysis patients. This was observed both quantitatively and when a thin slice of muscle tissue was examined under a microscope, or histologically.

The p-value is a measure of the likelihood that the data observed are from chance instead of due to the effects of the drug tested. The smaller the p-value, the stronger the likelihood that the data observed resulted from the drug tested rather than from chance. By convention, p-values less than 0.05 are considered significant, indicating a high degree of confidence that the result is due to therapy with the drug and not to chance.

In the upper graphs, myostatin RNA and protein levels are increased in CKD patients compared to healthy controls. In the lower images, myostatin in muscle stains dark in CKD patients compared to healthy controls.

Mechanism of PINTA 745

PINTA 745 is a peptibody, a peptide-antibody combination. The peptide component binds to myostatin, preventing it from docking with its receptors on the surface of muscle cells and blocking its role in inhibiting muscle production and maintenance. Peptibodies, as a class of therapeutics, are well-characterized, with one product on the market and several more, including PINTA 745, in clinical trials. Compelling features of the PINTA 745 peptibody are:

•

Its half-life, which at four days is considerably shorter than the typical therapeutic antibody half-life of two to four weeks. The shorter half-life of PINTA 745 means that its blood levels can be more tightly controlled by the physician while conveniently aligning with dialysis treatment schedules, which we believe is particularly important in the ESRD patient population given change in patient weight.

•	Anti-inflammatory properties, a factor that we believe will be important due to the critical role that inflammation plays in PEW and the overall declining health of ESRD patients.

We believe that the mechanism and pharmacologic properties of PINTA 745 are well-suited to the PEW setting. Preclinical and clinical data describing the effects of PINTA 745 are discussed below.

Preclinical Studies

A preclinical study was conducted to determine PINTA 745’s effect in mouse models of ESRD. In the 5/6th-nephrectomy model, a mouse model considered to be the industry standard for studying ESRD and its related effects, a version of PINTA 745 developed for mice, which we refer to as PINTA 745/s, was shown to reverse body weight loss and reduce skeletal muscle mass and inflammation, which are morbidities associated with PEW. Nephrectomized mice, which have a condition mimicking ESRD and are referred to as CKD mice, and control mice of comparable size and blood urea nitrogen levels were injected either with PINTA 745/s or with saline. The experimental mice were injected subcutaneously at 5.0 mg/kg every other day for 7 to 28 days.

After seven days of PINTA 745/s treatment, the body and muscle weights of the CKD mice increased significantly compared with those in saline-treated CKD mice, an effect that persisted over 28 days.

Protein synthesis—as measured by the uptake of a radiolabeled amino acid tracer—was increased and protein degradation—as measured by the release of a different amino acid tracer—was inhibited. This data underscores PINTA 745/s’ role in both forming new muscle and hindering the destruction of existing muscle.

Further, PINTA 745/s increased muscle mass in the two muscles tested after seven days of treatment, the tibialis anterior and the gastrocnemius, an effect that continued over 28 days. In other preclinical studies, increases in muscle mass were observed in mice in doses as low as 0.01 mg/kg, with peak effect at 1.0 and 5.0 mg/kg.

In CKD mice, circulating levels of 10 cytokines, which are mediators of inflammation, were increased in comparison to control mice. PINTA 745/s treatment for seven days decreased the level of these cytokines, suggesting that myostatin inhibition affects CKD-induced inflammation. The five cytokines shown below were the ones that were statistically significantly reduced in CKD mice treated with PINTA 745/s as compared to CKD mice treated with placebo.

* Statistically significant.

Based on these observations, we believe that PINTA 745 has the potential to mitigate the effects of PEW in ESRD patients by increasing muscle formation, stimulating the conversion of muscle stem cells into muscle cells, and decreasing muscle destruction. Furthermore, we believe that PINTA 745 has the potential to decrease inflammation in ESRD patients with PEW, which is an important potential factor often observed with greater morbidity and mortality.

PINTA 745 Phase 1 Clinical Studies — Safety and Tolerability

To date, three Phase 1 studies of PINTA 745 have been conducted, two in healthy volunteers and one in prostate cancer patients. PINTA 745 showed both safety and tolerability in all three Phase 1 studies. Across all studies, which enrolled a total of 151 subjects, 48 subjects were exposed to the highest subcutaneous dose of 3.0 mg/kg and no treatment-related serious adverse events were observed. In the healthy volunteer trials, there were observations of some adverse events, mild in severity, that were not dissimilar to those observed in the placebo control group. No serious adverse events, discontinuations due to adverse events or deaths were reported in these trials. The only identified risk from the trials was injection site reactions, which can occur with agents dosed subcutaneously. In the Phase 1 study in prostate cancer patients, events were also mild in severity and similar in the PINTA 745 and placebo groups; one serious adverse event was reported that was considered not related to the drug. As a result, PINTA 745 showed acceptable levels of safety and tolerability.

PINTA 745 Phase 1 Study in Prostate Cancer Patients

A multidose, placebo-controlled, double-blind Phase 1 study of PINTA 745 was carried out by Amgen on 54 men with prostate cancer who were receiving androgen deprivation therapy. This trial assessed both safety and efficacy following four weekly subcutaneous injections. Three Phase 1 dose groups were studied at dose levels of 0.3 mg/kg, 1.0 mg/kg and 3.0 mg/kg, with one placebo arm. This study was published in 2014 in The Journal of Clinical Endocrinology and Metabolism.

Efficacy parameters that were measured in this study included lean body mass as measured by dual energy X-ray absorptiometry, or DEXA, and lower-extremity muscle size as measured by CT scan. These methods are considered industry standard imaging techniques for measuring muscle mass or volume. Formal statistical testing for efficacy was conducted in the 3.0 mg/kg group. These statistical tests were not performed in the 0.3 mg/kg group and the 1.0 mg/kg groups because fewer patients were treated at these dose levels than were required for such analyses.

Lean body mass increased significantly in the 3.0 mg/kg dose group. The difference in lean body mass in the PINTA 745 group compared to the placebo group was approximately 2% greater at the end of the treatment period, a difference that increased over the subsequent four weeks of observation after the cessation of treatment, as shown in the following chart. Measurements for both placebo and PINTA 745 were taken at end of study, or EOS (at day 29), and at follow up, or FUP (one month after day 29). There was a statistically significant increase in lean body mass at both EOS and FUP for the active arm compared to the control arm. Notably, lean body mass increase persisted at FUP, even without administration of the drug during the follow-up period.

The bottom and top of the boxes represent the first and third quartiles, and the horizontal band inside the box indicates the median value. The ends of the whiskers indicate the minimum and maximum data in the range of observations.

As measured by CT scan, lower extremity muscle size increased significantly in the 3.0 mg/kg group. The muscle size increased in this group by approximately 1.2% at EOS, and further increased to 2.7% from baseline at FUP.

The bottom and top of the boxes represent the first and third quartiles, and the horizontal band inside the box indicates the median value. The ends of the whiskers indicate the minimum and maximum data in the range of observations.

Body fat decreased by 1.7% (p=0.021) in the 3.0 mg/kg group at the end of the treatment period compared to baseline, and the decrease was similar (1.5%, p=0.183) four weeks after the cessation of treatment. The decrease in body fat may reflect the presence of myostatin receptors in fat tissue. Reduced fat mass is an expected pharmacologic finding of myostatin inhibition, observed in multiple preclinical studies using PINTA 745/s as well as in three studies reported in the literature in which ActR2B-Fc fusions were used to inhibit myostatin. All of these studies, published in the International Journal of Obesity in 2009, the journal Endocrinology in 2012 and the journal Diabetologia in 2012, observed reduced fat accumulation in high fat fed mice.

In exploratory efficacy analyses comparing treatment effect and exposure across the dose groups, the 3.0 mg/kg dose appeared to have more impact on lean body mass than the lower doses,

which suggests that humans exhibit dose-responsive efficacy from treatment with PINTA 745. This will be investigated in our ongoing clinical trial.

This trial was carried out in a rigorous setting in order to highlight the properties of PINTA 745. We believe that the results were clinically meaningful for the following reasons:

•	The increase in muscle mass was statistically significant against the placebo group, with gains of 2% or more observed in response to treatment with PINTA 745.

•	The increase in muscle mass was seen after only one month of weekly dosing and persisted beyond treatment (one month following EOS).

•

The patients participating in this study were suffering from prostate cancer, which is associated with significant muscle loss. Historical control patients lost as much as 4% of muscle mass over a 12-month period, based on a study published in the journal Urology in 2004.

Design of Ongoing Phase 2 clinical trial of PINTA 745 in ESRD patients with PEW

Our ongoing, randomized, double-blind, placebo-controlled trial with PINTA 745 is designed to demonstrate the effect of myostatin inhibition in PEW and lay the foundation for future clinical development. The study will enroll 40 patients, who will be randomized three-to-one (PINTA 745-to-control). PINTA 745 will be given for three months, and then patients will participate in a two month observation period to assess the durability of changes in muscle and inflammation. The primary endpoint of the trial is change in muscle mass seen through radiographic studies at three months versus the control group.

In the current Phase 2 trial in dialysis patients, we are seeking to reproduce and further characterize the muscle-building effect that was observed in prostate cancer patients in the Phase 1 study. To this end, we have made several key changes to the protocol to gain more insight regarding the efficacy and durability of responses.

Design Element	Prior Phase 1 (Prostate)	Current Phase 2 (PEW)	Rationale

Duration of Therapy	1 month	3 months	Longer term dosing may enhance muscle growth

Dose of PINTA 745	0.3, 1.0 and 3.0 mg/kg	3.0 and 10.0 mg/kg	Higher dose may be more effective and the safety profile may be similarly well-tolerated

Duration of Follow Up	1 month	2 months	Extends information on durability of effect

Route of Administration	Subcutaneous injection	Intravenous injection	Enhances drug exposure and aligns with routine patient management in the dialysis setting

We also have included two functional muscle assessments as secondary endpoints that were not included in the Phase 1 studies. We will be using stair climbing power and six-minute walk tests in order to identify the appropriate parameters to use for physical function testing in future trials. These assessments have become significantly more common in clinical trials and have formed the basis for regulatory approvals of other agents in different indications. Because these assessments were developed for other patient groups of similar age and functional muscle status, such as patients recovering from a heart attack, we believe that these endpoints are appropriate for use in this population. Once we have demonstrated their feasibility, we may choose one or both of these physical functional assessments for endpoint data in later-stage clinical trials.

Other assessments in the trial include:

•	Demonstration of the feasibility of quality of life assessments, such as the kidney disease quality of life assessment as well as assessments of fatigue and anorexia/cachexia.

•	Safety monitoring and exposure, including pharmacokinetics, or PK.

Given the robust design features of the Phase 2 trial protocol, we believe that if this trial is successful, it will confirm the potential clinical utility of PINTA 745 in this patient population and help us appropriately design subsequent clinical trials to support applications for regulatory approval.

The design of our Phase 2 trial was created not only to support eventual regulatory approval but also to be able to pilot the assessments that will be needed to obtain reimbursement. For that reason, we chose trial sites that effectively reflect the etiology of ESRD in the United States. Our six sites include academic sites, as well as those associated with DaVita and Fresenius. These centers are representative of the vast majority of the US dialysis market.

Biomarker Approach

As part of our Phase 2 clinical trial protocol, we are measuring serum levels of myostatin in patients to see if we can use it as a biomarker to predict which patients will respond best to treatment.

Additional Opportunities for PINTA 745

We designed the Phase 2 trial to give us insight into potential additional markets for PINTA 745. Those markets could include: orthopedic indications; inflammation and inflammatory disease; age-related sarcopenia; and cancer cachexia. In each of these conditions, we believe muscle growth and reduction in inflammation resulting from treatment with PINTA 745 could lead to better outcomes.

STM 434, a Targeted Therapy for Ovarian Cancer and Potentially Other Solid Tumors

STM 434 has an open IND and is in a Phase 1 clinical study in ovarian cancer and other solid tumors. This IND was filed in April 2014 by our wholly owned subsidiary Santa Maria. STM 434 is a soluble ActR2B receptor-IgG fusion protein that binds the signaling molecule human activin. STM 434 has the potential to be the first product to target tumor growth and proliferation by inhibiting multiple ActR2B ligands, including Activin A. A ligand is a protein that binds a receptor on a cell to trigger a signal. In ovarian cancer, Activin A is a novel and promising target. Published data, including a study in Clinical Cancer Research in 2008, as well as our preclinical data, suggest that Activin A is upregulated in patients with ovarian cancer, and blocking it reduces proliferation of tumor cells. In many solid tumor types, upregulation of Activin A is correlated with poorer prognoses.

Ovarian Cancer

Ovarian cancer is the fifth leading cause of cancer death in women in the United States. According to the National Cancer Institute, there were an estimated 22,240 new ovarian cancer cases and 14,030 ovarian cancer deaths in the United States in 2013. Surgery and cytotoxic chemotherapies are widely used to treat ovarian cancer; however, the outcomes have changed little in 40 years. There were estimated to be approximately 186,000 women suffering from ovarian cancer in the United States in 2010. According to the American Cancer Society, based on patients diagnosed between 2003 and 2009, the blended five-year survival rate is only 44% for ovarian cancer patients overall.

Ovarian cancers are divided into three distinct main subtypes:

•	Serous adenocarcinoma, which accounts for approximately 63% of ovarian tumors in the United States.

•

Clear cell cancers, which account for approximately 11% of ovarian tumors in Western countries and a higher percentage in Asian countries. For example, clear cell cancers have been reported to account for approximately 23% of ovarian tumors in Japan.

•	Granulosa cell tumors, which account for approximately 2 to 5% of ovarian tumors in the United States.

Limitations of Current Therapies for Ovarian Cancer

Despite the strong unmet need for better therapies, there have been few new treatment options introduced, and numerous studies, including a 2012 study published in Obstetrics & Gynecology, have shown that clinical outcomes have not improved significantly for several decades.

Source: National Cancer Institute.

First Line Treatment

Surgical therapy for ovarian cancer that has not escaped the ovary can be curative. In other cases, palliative debulking surgery is often considered. However, for women with advanced or recurrent tumors that have escaped the ovary and involve critical anatomic structures, there are no curative therapies, and chemotherapy is generally employed. When chemotherapy is indicated, treatment for these subtypes may vary but are generally based on a foundation of platinum chemotherapy. Response rates and outcomes vary among subtypes.

•	Serous tumors have a reported response rate to chemotherapy of 72 to 73%, according to a 2005 study in the journal Clinical Cancer Research; however, most patients relapse, resulting in a median survival of approximately 40.8 months, according to a 2010 publication in the International Journal of Gynecological Cancer.

•

Clear cell tumors have a platinum-based chemotherapy response rate of approximately 11% as reported in a 2006 study in the British Journal of Cancer. Median overall survival in patients with clear cell tumors is approximately 21.3 months.

•	The data on post-surgery response rates to chemotherapy in the granulosa subtype of ovarian cancer is limited due to its rarity.

Recurrent Disease Treatment

For patients whose tumors did not respond to first line therapy, or for those whose tumors became unresponsive to platinum chemotherapy, a number of other chemotherapy options may be applied, including liposomal doxorubicin, topotecan and gemcitabine. Despite these therapies, the median survival of platinum chemotherapy resistant ovarian cancer is approximately 13 months.

Role of Activin A in Ovarian Cancer and Other Solid Tumors

Activin A, a secreted growth factor, is a member of the TGF-ß superfamily of growth factors, which also includes Activin B, Activin AB, GDF-11 and others. Activin A is widely understood to be involved in the growth and proliferation of ovarian cancer and other solid tumors. Some of the other secreted proteins in this superfamily, including Activin AB, have also been implicated in the growth of these tumors. As reported in BMC Medical Genomics in 2010, overexpression of Activin A in support cells called stroma is a key component of a metastasis-associated gene expression signature. This signature predicts shortened survival across a number of cancers including, among others, ovarian, gastric and breast cancers. Over-expression of Activin A is now recognized as a common feature across advanced solid tumors including head and neck, colon, gastric, esophageal, pancreatic and non-small cell lung cancer. In addition to their role in regulating interactions between epithelial cells and stromal cells, activins may also be involved in regulating stem cell survival.

Activin A has been found to play a role in the three principal subtypes of ovarian cancer: serous, clear cell and granulosa. For example, the mRNA precursor for activin has been found to be upregulated in approximately 30% of specimens of serous ovarian cancer. At the protein level, as published in 1997 in the Journal of Clinical Endocrinology and Metabolism, most typical serous ovarian cancers made serum Activin A.

Many women with ovarian cancer have high levels of activin A. The utility of high activin A in ovarian cancer will be explored in the phase 1 study.

Genetic Linkages to Ovarian Cancer Subtypes

In a genetic link between the activin pathway and ovarian cancer, mutations in the BRCA gene have been found in 5 to 10% of serous ovarian tumors. According to a 2012 publication in the journal PloS One, these patients with BRCA mutations fail to produce the Activin A counter-regulators follistatin and inhibin, implying that these tumors may be unable to switch off activin signaling.

In clear cell ovarian cancer, studies have shown that mutations in the ARID1A gene contribute to tumor proliferation. Specifically, these mutations drive upregulation in the signaling cascade triggered by the ActR2B receptor. Mutations in the ARID1A gene were present in 55 of 119 (46%) and 17 of 31 (55%) ovarian clear cell tumors, as reported in a 2010 publication in The New England Journal of Medicine and a 2014 publication in BMC Cancer, respectively. We believe that increased levels of activin mimic the effect of ARID1A mutations, and therefore play a similar role in clear cell ovarian cancer.

In granulosa cell ovarian cancer, mutations in the FOXL2 C134W gene have been suggested in several studies to drive the growth of tumors. This mutation was present in 97% (86 of 89) of granulosa cell tumors as reported in a 2009 publication in The New England Journal of Medicine. In a normal cell, activin is under tight control—FOXL2 protein turns on follistatin when an activin signal is received, and follistatin, a natural inhibitor of activin, then shuts off the activin signal. However, in granulosa cell tumors, mutant FOXL2 C134W is not able to turn on follistatin, and activin signals continue unchecked. These studies have been reported in 2014 in the journal Biochemical and Biophysical Research Communications as well as in 2013 in the journal Molecular and Cellular Endocrinology.

Mechanism of Action of STM 434

We believe that STM 434 has the potential to be the first product to address directly the underlying biology of ovarian tumors. Activin A is known to act through the ActR2B receptor on the surface of ovary cells. When the receptor receives the signal from Activin A, it initiates a cascade of gene transcription that leads to abnormal cell proliferation, cell migration, blood vessel formation and inhibition of programmed cell death. STM 434 is a ligand trap, which mimics the ActR2B receptor, binding Activin A and other ligands that would normally activate this receptor. Several ligand traps based on other receptors have been developed as therapeutic products and commercialized successfully. The choice of a ligand trap for STM 434 conforms mechanistically with the goal of binding Activin A and other secreted proteins associated with the ActR2B receptor and tumor growth.

STM 434 has a half-life of one to two weeks in monkeys. We believe that it will have a similar half-life in humans, suggesting that STM 434 could be dosed every four weeks. This dosing schedule would align well with the current predominant protocols for administering chemotherapy in both the first-line and the second-line setting in ovarian cancer.

Preclinical Studies

Preclinical testing of STM 434 was designed to confirm and quantify its effects in binding Activin A and other ligands with a receptor-like ligand trap. These studies were conducted with STM 217, a close analog of STM 434, which we refer to as STM 434/s. In addition, these studies were carried out in two types of mouse models: TOV-21G mice, which are analogous to patients with clear cell ovarian tumors and carry ARID1A mutations, and inhibin knockout mice, which are analogous to patients with granulosa cell tumors.

Results of the TOV-21G study have shown that blocking Activin A by using a soluble receptor, as both a single therapy and in combination with chemotherapy, led to a reduction in tumor size. In other experiments, knockout mice that were born without inhibin, and therefore had high activin levels that led to granulosa cell ovarian tumors, survived longer after treatment with STM 434/s in comparison to untreated mice. A 2007 publication in the journal Molecular Human Reproduction showed that the survival of the knockout mice was greatly improved when they were treated with an ActR2B-Fc fusion similar to STM 434. Other mouse tumor models tested, including renal cell carcinoma, melanoma and small cell lung cancer were shown to be sensitive to activin levels and antitumor responses were seen when activins were inhibited.

TOV-21G Mouse Models (Clear Cell Ovarian Tumors)

In a preclinical study using TOV-21G mice, tumors derived from human clear cell ovarian carcinoma were shown to have high levels of serum Activin A, analogous to those observed in human ovarian cancer patients as described above.

Serum Activin A

In a subsequent preclinical study that we presented together with Amgen at the American Society of Clinical Oncology meeting in Chicago in 2013, we evaluated STM 434/s in this TOV-21G model used as both a single agent and in combination with the chemotherapy agent 5-fluorouracil, or 5-FU. STM 434/s was administered subcutaneously weekly at 10.0 mg/kg beginning on day 12. 5-FU was administered for three cycles. The tumor was measured two to three times per week, up to day 52. Results from these experiments showed a statistically significant reduction in tumor volume for the agent. Results of the combination experiments showed an additive reduction in tumor growth.

Additive Effect with 5-FU

In addition, this study examined the anticachectic effects of STM 434/s in this model. Cachexia is a condition associated with significant weight loss often seen in patients with solid tumor cancers. The results of this study showed that the administration of STM 434/s increased body weight of the mice. In addition to demonstrating the antitumor properties of STM 434/s, we believe that this data also demonstrates that an ActR2B soluble receptor may provide an additional benefit to patients by addressing cancer cachexia. We intend to investigate these attributes as part of our planned Phase 1 clinical study.

Results from these experiments showed a statistically significant (31%, p<0.0001) reduction in tumor volume for the agent. Results of the combination experiments showed an additive (73%, p<0.0001) reduction in tumor growth.

Inhibin Knockout Mouse Model (Granulosa Cell Tumors)

For granulosa cell studies, a knockout mouse model was used with STM 434/s. The study showed that serum Activin A levels in the knockout mice were elevated, and upon treatment with STM 434/s Activin A levels were significantly reduced.

STM 434/s treatment reduced the elevated circulating Activin A in the inhibin knockout mice to the levels in control mice. Serum Activin A was measured before and 14 days after treatment.

Further, this study showed that treatment with STM 434/s reduced ovary size to near normal in comparison to control mice treated with saline. A representative example of the observed reduction in size is shown below. In this study, STM 434/s was administered as a single dose of 30 mg/kg.

Lastly, the knockout model treated with STM 434/s showed a statistically significant (p<0.0001) improvement in survival with 90% (20 of 22 mice) alive at 133 days of age, as compared to knockout mice treated with saline, where 96% (23 of 24) had died by this time.

Phase 1 Clinical Study in Ovarian Cancer and Other Solid Tumors

We are conducting an open-label Phase 1 study of STM 434 in up to 66 patients, assuming all cohorts are expanded to the maximum number of patients allowed. The dosing schedule for this study is once every four weeks. This study is being conducted in three parts:

•

Part 1 — Dose escalation study in patients with advanced solid tumors. Dosing initiated at 0.25 mg/kg. We plan to test up to the maximum tolerated dose, or MTD. Assuming no MTD is reached, we will test ascending doses of 0.5, 1.0, 2.0 and 4.0 mg/kg.

•	Part 2 — Designed to obtain additional safety and exploratory efficacy data in patients with advanced ovarian cancer, including clear and granulosa cell tumors.

•	Part 3 — Designed to study STM 434 in combination with chemotherapy in patients with ovarian cancer who have received prior treatment.

The objectives for our Phase 1 study are: to test if STM 434 monotherapy is safe and well tolerated; to obtain preliminary efficacy data in ovarian cancer and other solid tumors; to assess safety and preliminary efficacy of STM 434 with liposomal doxorubicin chemotherapy or the current standard of care; and to explore biomarkers predictive of response to treatment. Further objectives include collecting pharmacokinetic data during therapy with STM 434 and defining the recommended Phase 2 dose.

Based on data supporting the role of activin in the progression of other solid tumors and the inclusion criteria, we expect that two thirds of the patients included in the dose escalation portion of the Phase 1 study will have solid tumors in organs other than the ovary. A portion of the other tumors may include pancreas, stomach and kidney tumors, where there is a high correlation between Activin A upregulation and the severity and outcome of disease. We expect to release initial data from this Phase 1 clinical study in the first half of 2016.

Biomarker Approach

Activin expression is one of a few biomarkers associated with severity in a variety of tumors including ovarian tumors. For this reason, Activin A is one of 12 genes that are measured in colon cancer as part of the clinically validated OncotypeDX colon cancer panel. Our Phase 1 study will test whether high levels of Activin A measured at baseline before patients receive STM 434 predict whether they respond to treatment. If levels of Activin A can predict response, this biomarker may be valuable in late phase trials to optimize the trial design and maximize the proportion of patients who respond to STM 434.

In addition, we will be measuring follicle-stimulating hormone, or FSH, levels, a routine laboratory test, to determine the inhibition of activin by STM 434. It is well established that activin negatively regulates FSH, and we therefore can use FSH reduction as a surrogate for activin inhibition.

Pipeline

Our pipeline currently consists of five product candidates in addition to PINTA 745 and STM 434. The members of this initial portfolio are closely related to one another in terms of the biology and align with our in-house expertise regarding development, manufacturing, intellectual property strategy and other critical activities. These products share association with the TGF-ß superfamily of growth factors. At the same time, they represent distinct modes of intervention with potentially different therapeutic applications. These distinctions relate to target specificity, pharmacokinetic/pharmacodynamic relationships and modality. We believe these molecules have unique characteristics, and, in some cases, demonstrated activity in preclinical studies, which would make them attractive candidates for various indications, including cancer cachexia, a condition that is implicated in up to 30% of cancer deaths with limited existing treatments. We are evaluating these molecules to determine the best path forward. Where appropriate, we intend to conduct preclinical studies and file IND applications with regulatory authorities for these candidates.

Our research stage programs include:

•	ATA 842, a humanized antibody targeting myostatin designed to be more selective than similar programs in the clinic targeting oncologic, orthopedic and renal indications;

•	ATA 777, a fully human antibody targeting Activin A, which we believe will be well suited for non-oncology indications where chronic dosing and specificity to Activin A is beneficial;

•	ATA M43, a fully human anti-ActR2A/2B monoclonal antibody with high affinity to both receptors that is mechanistically similar to programs targeting muscle wasting diseases;

•	STM 217, a soluble ActR2B receptor-IgG Fc fusion protein and a close analog of STM 434; and

•	ActR2B5, a soluble ActR2B receptor that can be fused to an IgG Fc receptor.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and public and private research institutions. Some of these potential competitors may have a more established presence in the market and significantly greater financial, technical and human resources than we have. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop.

If approved, PINTA 745 or STM 434 would compete with currently marketed drugs and therapies used for treatment of the following indications, and potentially with drug candidates currently in development for the same indications:

Muscle Wasting-Related Indications

There currently are no FDA or EMA approved products for the treatment of PEW in dialysis patients and we are not aware of any product candidates in clinical development for this indication. However, products are currently marketed or used off-label for the muscle wasting-related indication for which we are developing PINTA 745, and a number of companies are or may be developing new treatments for muscle wasting indications. The current treatment for PEW and cancer cachexia often involves the administration of readily available nutritional supplements and appetite stimulants including, in some jurisdictions, marijuana. In addition, there are two commercially available steroids, nandrolone and oxandrolone, that are sometimes prescribed off-label for the treatment of weight loss in cancer patients.

Additionally, a number of companies are developing drug candidates for muscle wasting applications, including: Eli Lilly & Co., which is conducting Phase 1 clinical studies and Phase 2 clinical trials for LY2495655, and Pfizer Inc., which is conducting Phase 1 clinical studies for PF-06252616, both of which are myostatin antibodies, to evaluate their ability to increase and improve muscle mass in various patient populations; Novartis Corporation, which is conducting Phase 1 clinical studies and Phase 2 clinical trials for BYM338, an ActR2B antibody, to evaluate its ability to build muscle in patients with various muscle-wasting conditions; Ligand Pharmaceuticals, which is developing LGD-4033, a selective androgen receptor modulator, for muscle wasting; Regeneron Pharmaceuticals, Inc., which is developing REGN1033, a myostatin antibody, in collaboration with Sanofi-Aventis; and GTx, Inc., which is developing ostarine, a selective androgen receptor modulator for cachexia.

Ovarian Cancer

There are numerous approved products and therapies for ovarian cancer, and a number of companies are or may be developing new treatments for ovarian cancer and other solid tumors. These therapies, as well as promotional efforts by competitors and clinical trial results of competitive products, could significantly diminish any ability to market and sell STM 434. Approved drug therapies for ovarian cancer include chemotherapy with platinum compounds such as cisplatin or carboplatin and taxane compounds such as paclitaxel or docetaxel, and hormone therapies including gosarelin, luprolide, tamoxifen, letrozole, anostrazole and exemestane.

We are aware of other companies engaged in clinical development of compounds for treatment of ovarian cancer. These include:

•	PARP inhibitors such as AstraZeneca plc’s olaparib and Tesaro’s niraparib;

•	Angiogenesis inhibitors, such as Genentech/Roche’s bevacizumab (Avastin);

•	VEGFr tyrosine kinase inhibitors such as Boehringer Ingelheim GmbH’s nintedanib and AstraZeneca plc’s recentin;

•	Anti-folates such as Endocyte Inc.’s and Merck & Co. Inc.’s vintafolide and Eisai’s farletuzumab; and

•	Other therapies in development, including those from GlaxoSmithKline plc, Amgen and Clovis Oncology, Inc.

However, there are no targeted therapies approved by the FDA or EMA for the treatment of ovarian cancer that address the underlying biology.

License Agreements

License for PINTA 745

In September 2012, we entered into a license agreement with Amgen under which Amgen granted us an exclusive license under certain Amgen patent rights and regulatory filings, and a non-exclusive license under certain Amgen know-how, to develop and commercialize throughout the world, excluding Japan, products comprising Amgen’s proprietary compound known as AMG 745, which we now refer to as PINTA 745. We have the right, subject to certain limitations, to grant sublicenses under such licensed intellectual property, in connection with licensing the licensed product. Our exclusive rights are subject to a prior license granted by Amgen to Takeda to the licensed patent rights exclusively in Japan.

Under this agreement, we are responsible for developing and commercializing the licensed product, at our cost, are required to use commercially reasonable efforts with respect to such development and commercialization activities, and must meet specific diligence obligations. We have paid Amgen an upfront license fee of $250,000, issued 266,666 shares (2,400,000 shares prior to the recapitalization) of Series A-1 convertible preferred stock, and made $553,000 in payments to date to Amgen for purchases of clinical supplies. Each of the 266,666 shares of Series A-1 convertible preferred stock will convert into one share of common stock immediately prior to completion of the offering. We are obligated to make payments to Amgen upon receipt of certain clinical supplies from Amgen, upon the achievement of certain development and commercialization milestones of up to $129.0 million, as well as escalating mid to high single-digit royalties based on sales of the licensed products by us, our affiliates or our sublicensees. We also will be obligated to pay Amgen a percentage of certain sublicensing royalties paid to us by any sublicensee under the agreement, if we sublicense the licensed product rights to a third party prior to October 2014. We hold the first right to file, prosecute, maintain and enforce all licensed rights throughout the world, except in Japan, where Amgen has the sole right to do so, and Amgen retains certain step-in rights.

This agreement, unless terminated earlier, will continue on a country-by-country basis until the expiration of the last to expire of all royalty obligations we owe to Amgen, which will occur on the later of (a) the date on which exploitation of a licensed product is no longer covered by a valid claim of a patent under the agreement which covers a product in an applicable country, (b) the loss of regulatory exclusivity in such country, or (c) 10 years after the first commercial sale of the applicable licensed product in such country. Upon expiration of the agreement, we retain non-exclusive rights to the licensed Amgen intellectual property. Amgen may terminate the agreement if we materially breach the agreement and do not cure such breach in a specified notice period, for a failure of our specified diligence obligations, if we experience certain insolvency events, or if we or our sublicensee challenge the patentability, validity or enforceability of any of the Amgen patents licensed under the agreement. We may terminate the agreement for Amgen’s uncured material breach, or if our board of directors concludes that, due to safety, efficacy, marketability, patent coverage or competition concerns, the development or commercialization of a licensed product is no longer commercially practicable for us.

Other License Agreements

In September 2012, we entered into two other license agreements with Amgen under which Amgen granted us worldwide exclusive licenses under certain Amgen patent rights and regulatory filings, and non-exclusive licenses under certain Amgen know-how, to develop and commercialize products comprising certain of Amgen’s proprietary compounds known as AMG 777, AMG 434, AMG 217, ActR2B5, AMG 842 and M43. We now refer to AMG 777 as ATA 777, AMG 434 as STM 434, AMG 217 as STM 217 and AMG 842 as ATA 842. We have the right, subject to certain limitations, to grant sublicenses under such licensed intellectual property, in connection with licensing the covered products.

Under both of these license agreements, we are responsible for the worldwide development and commercialization of the licensed products, at our cost, are required to use commercially reasonable efforts with respect to such development and commercialization activities, and must meet certain specific diligence obligations. In exchange for these licenses, we issued 533,334 shares (4,800,000 shares prior to the recapitalization) of Series A-1 convertible preferred stock. Each of the 533,334 shares of Series A-1 convertible preferred stock will convert into one share of common stock immediately prior to completion of the offering. We are obligated to make payments to Amgen upon the achievement of certain development and commercialization milestones totaling up to $81.5 million for each license agreement, as well as escalating low to mid single-digit royalties based on sales of the licensed products by us, our affiliates or our sublicensees. We hold the first right to file, prosecute, maintain and enforce all licensed rights under these licenses throughout the world, and Amgen retains certain step-in rights.

Both license agreements with Amgen, unless terminated earlier, will continue on a country-by-country basis until the expiration of the last to expire of all royalty obligations we owe to Amgen, which will occur on the later of (a) the date on which exploitation of a licensed product is no longer covered by a valid claim of a patent under the agreement which covers the product in an applicable country, (b) the loss of regulatory exclusivity in such country, or (c) 10 years after the first commercial sale of the applicable licensed product in such country. Upon expiration of each agreement, we retain non-exclusive rights to the relevant licensed Amgen intellectual property. Amgen may terminate either agreement if we materially breach the agreement and do not cure such breach in a specified notice period, for a failure of our specified diligence obligations, if we experience certain insolvency events, or if we or our sublicensee challenge the patentability, validity or enforceability of any of the Amgen patents licensed under the applicable agreement. We may terminate each agreement for Amgen’s uncured material breach, or if our board of directors concludes that, due to safety, efficacy, marketability, patent coverage or competition concerns, the development or commercialization of the relevant licensed product is no longer commercially practicable for us.

Intellectual Property

Patents

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing US and non-US patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit from a variety of statutory frameworks in the United States, Europe and other countries that relate to the regulation of biosimilar molecules and orphan drug status. These statutory frameworks provide certain periods of regulatory exclusivity for qualifying molecules. See “Government Regulation.”

We seek composition-of-matter and method-of-treatment patents for each of our product candidates in key therapeutic areas. Our in-licensed and proprietary patent estate, on a worldwide basis, includes approximately 85 issued patents and 105 pending patent applications, with certain of these pending and issued claims relating to PINTA 745 and STM 434. These figures include in-licensed patents and patent applications to which we generally hold exclusive commercial rights.

Individual patents extend for varying periods of time depending on the date of filing of the patent application, the priority date claimed and the legal term of patents as determined by the applicable law in the countries in which those patents are obtained. Generally, patents issued from applications filed in the United States are effective for 20 years from the earliest non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, however, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of non-US patents varies in accordance with provisions of applicable local law, but typically, a patent’s life is 20 years from the earliest international filing date. Our licensed issued US patents are expected to expire on dates ranging from 2027 to 2029, and our licensed issued non-US patents are expected to expire on dates ranging from 2023 to 2029, exclusive of possible patent term extensions or adjustments. Our pending owned and licensed applications with respect to our product candidates are expected to expire, as to applications filed in the United States, on dates ranging from 2026 to 2035, and, as to applications filed in jurisdictions outside the United States, on dates ranging from 2031 to 2035, exclusive of possible patent term extensions or adjustments. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of extensions of patent term, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

National and international patent laws concerning protein-based biologics such as our products remain highly unsettled. No consistent policy regarding the patent-eligibility or the breadth of claims allowed in such patents has emerged to date in the United States, Europe or other countries. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights. Accordingly, we cannot predict the breadth or enforceability of claims that may be granted in our patents or in third-party patents. The biotechnology and pharmaceutical industries are characterized by extensive intellectual property litigation. Our ability to maintain and solidify our proprietary position for our product candidates and technology will depend on our success in obtaining effective claims for any patent and enforcing those claims once a patent is granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of any drug we may develop from our product candidates, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent. The patent positions for our two lead product candidates are summarized below:

PINTA 745 Patent Portfolio

We hold exclusive rights to four issued US patents directed to PINTA 745 relating to composition-of-matter and related methods of use claims, one issued European patent (registered in most countries of the European Patent Convention) and additional issued patents or pending patent applications in many other jurisdictions worldwide, including Argentina, Australia, Brazil, Canada, China, Egypt, Israel, Japan, the Republic of Korea, Malta, Mexico, Norway, New Zealand, Poland, Serbia, Singapore, Thailand, Taiwan, South Africa, Kosovo, Hong Kong, the Philippines, and Eurasia (validated in Russia). The expected expiration dates for these patents range from 2023 to 2034, exclusive of possible patent term extensions or adjustments.

STM 434 Patent Portfolio

We hold exclusive rights to two issued US patents directed to STM 434 relating to composition-of-matter and related methods of use claims, and issued patents or pending patent applications related to STM 434 in many non-US patent offices worldwide, including in Argentina, Australia, Brazil, Botswana, Canada, Chile, China, Columbia, Costa Rica, Algeria, the Eurasian Patent Office, Egypt, the European Patent Office, the Gulf Cooperation Council, Hong Kong, Indonesia, Israel, India, Jordan, Japan, the Republic of Korea, Libya, Malta, Morocco, Mexico, Malaysia, New Zealand, Peru, the Philippines, Singapore, Tunisia, Taiwan, Ukraine, Vietnam, and South Africa. The expected expiration dates for these patents range from October 2026 to November 2029, exclusive of possible patent term extensions or adjustments.

Trade Secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any such breach or any unauthorized disclosure of our proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation

Overview of US Government Regulation

The preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export, marketing and sales, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. We expect PINTA 745 and STM 434 to be regulated by the FDA as biologics and to be reviewed by the Center for Drug Evaluation and Research, or CDER, as proteins intended for therapeutic use. Protein therapeutics require the submission of a BLA and approval by the FDA prior to being marketed in the US. Manufacturers of protein therapeutics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us or our partners, contract manufacturers, and suppliers to administrative or judicial sanctions, including FDA refusal to approve applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic may be approved for marketing of an indication in the United States generally include:

•	completion of preclinical laboratory tests, animal studies and formulation studies conducted according to GLPs and other applicable regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may commence;

•

completion of adequate and well-controlled human clinical trials in accordance with GCPs to establish that the biological product is “safe, pure and potent”, which is analogous to the safety and efficacy approval standard for a chemical drug product for its intended use;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with applicable cGMPs; and

•	FDA review of the BLA and issuance of a biologics license, which is the approval necessary to market a protein therapeutic.

Before conducting studies in humans, laboratory evaluation of product chemistry, toxicity and formulation as well as animal studies to assess the potential safety and efficacy of the biologic candidate must be conducted. Preclinical toxocology studies in animals must be conducted in compliance with FDA regulations. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. In addition to including the results of the preclinical testing, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase or phases of the clinical trial lend themselves to an efficacy determination. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA within the 30-day time period places the IND on clinical hold because of safety concerns about the product candidate or the conduct of the trial described in the clinical protocol included in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

All clinical trials for new drugs and biologics must be conducted under the supervision of one or more qualified principal investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the applicable phase of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report to the FDA within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. An IRB at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution, approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, and monitor the trial until completed.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap and different trials may be initiated with the same product candidate within the same phase of development in similar or differing patient populations. Phase 1 clinical studies may be conducted in a limited number of patients or healthy volunteers, as appropriate. The product candidate is initially tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics.

Phase 2 usually involves trials in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the product candidate for specific, targeted indications to determine dosage tolerance and optimal dosage and to identify possible short-term adverse effects and safety risks.

Phase 3 trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical trial sites. Phase 1, Phase 2, or Phase 3 testing might not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials. Furthermore, the FDA or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial but are subject to certain limited deferrals, waivers and reductions that may be available. The fees typically increase each year. Each BLA submitted to the FDA for approval is reviewed for administrative completeness and reviewability within 60 days following receipt by the FDA of the application. If the BLA is found complete, the FDA will file the BLA, triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goal is to review 90% of priority BLA applications within six months after the application is accepted for filing and 90% of standard BLA applications within 10 months of the acceptance date, whereupon a review decision is to be made. The FDA, however, may not approve a product candidate within these established goals and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but a “complete response letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facility or facilities at which the product is manufactured and will not approve the product unless the facility complies with cGMPs. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can extend the review process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval may impose limitations on the uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies be conducted following approval as a condition of the approval, and may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a Risk Evaluation and Mitigation Strategy, or REMS, or otherwise limit the scope of any approval. The FDA must approve a BLA supplement or a new BLA before a product may be marketed for other uses or before certain manufacturing or other changes may be made. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

As part of the recently-enacted Patient Protection and Affordable Care Act of 2010, under the subtitle of Biologics Price Competition and Innovation Act of 2009, or the BPCIA, a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also under the BPCIA, innovator manufacturers of original reference biological products are granted 12 years of exclusivity before biosimilars can be approved for marketing in the United States. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. The FDA has issued several draft guidances for industry related to the BPCIA, addressing scientific, quality and procedural issues relevant to an abbreviated application for a biosimilar product. The approval of a biologic product biosimilar to one of our products could have a material adverse impact on our business as it may be significantly less costly to bring to market and may be priced significantly lower than our products.

Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform, on an ongoing basis, to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

Orphan Drug Act

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. Orphan drug designation must be requested before submitting a BLA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the holder of the approval is entitled to a seven-year exclusive marketing period in the United States for that product except in very limited circumstances. For example, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the United States during the seven-year exclusive marketing period. In addition, holders of exclusivity for orphan drugs are expected to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the drug.

Activin A has been strongly implicated in two subcategories of ovarian tumors: clear cell tumors and granulosa cell tumors. In these subcategories, we believe that we may be able to obtain orphan drug designation for STM 434 in the United States and, if supported by our clinical data, breakthrough designation, and pursue clinical trials of STM 434 as a monotherapy.

Legislation similar to the Orphan Drug Act has been enacted outside the United States, including in the EU. The orphan legislation in the EU is available for therapies addressing chronic debilitating or life-threatening conditions that affect five or fewer out of 10,000 persons or are financially not viable to develop. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity may be extended to 12 years if sponsors complete a pediatric investigation plan agreed upon with the relevant committee of the EMA.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review and accelerated approval, which are intended to expedite or simplify the process for developing and reviewing promising drugs,

or to provide for the approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of 10 months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Accelerated approval provides for an earlier approval for a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post-marketing clinical trials to confirm the clinically meaningful outcome as predicted by the surrogate marker trial.

In June 2013, the FDA published a draft Guidance for Industry titled, “Expedited Programs for Serious Conditions—Drugs and Biologics” which provides guidance on FDA programs that are intended to facilitate and expedite development and review of new drugs as well as threshold criteria generally applicable to concluding that a drug is a candidate for these expedited development and review programs. In addition to the Fast Track, accelerated approval and priority review programs discussed above, the FDA also provided guidance on Breakthrough Therapy designation. A request for Breakthrough Therapy designation should be submitted concurrently with, or as an amendment to an IND. FDA has already granted this designation to over 30 new drugs and has recently approved the first Breakthrough Therapy designated drugs.

Reimbursement

In both domestic and foreign markets, sales and reimbursement of any approved products will depend, in part, on the extent to which the costs of such products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services and imposing controls to manage costs. The containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. In addition, there is significant uncertainty regarding the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. If third-party payors do not consider our products to be cost-effective compared to other therapies, the payors may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

Within the United States, if we obtain appropriate approval in the future to market any of our current product candidates, we may seek approval and coverage for those products under Medicaid, Medicare and the Public Health Service, or PHS, pharmaceutical pricing program and also seek to sell the products to federal agencies.

Medicaid is a joint federal and state program that is administered by the states for low income and disabled beneficiaries. Under the Medicaid Drug Rebate Program, manufacturers are required to pay a rebate for each unit of product reimbursed by the state Medicaid programs. The amount of the rebate for each product is set by law and may be subject to an additional discount if certain pricing increases more than inflation.

Medicare is a federal program administered by the federal government that covers individuals age 65 and over as well as those with certain disabilities. Medicare Part D provides coverage to enrolled Medicare patients for self-administered drugs (i.e., drugs that do not need to be administered by a physician). Medicare Part D is administered by private prescription drug plans approved by the US government and each drug plan establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the drug plan may modify from time-to-time.

Medicare Part B covers most injectable drugs given in an in-patient setting, and some drugs administered by a licensed medical provider in hospital outpatient departments and doctors’ offices. Medicare Part B is administered by Medicare Administrative Contractors, which generally have the responsibility of making coverage decisions. Subject to certain payment adjustments and limits, Medicare generally pays for Part B covered drugs based on a percentage of manufacturer-reported average sales price.

Drug products are subject to discounted pricing when purchased by federal agencies via the Federal Supply Schedule, or FSS. FFS participation is required for a drug product to be covered and paid for by certain federal agencies and for coverage under Medicaid, Medicare Part B and the PHS pharmaceutical pricing program. FSS pricing is negotiated periodically with the Department of Veterans Affairs. FSS pricing is intended to not exceed the price that a manufacturer charges its most-favored non-federal customer for its product. In addition, prices for drugs purchased by the Veterans Administration, Department of Defense (including drugs purchased by military personnel and dependents through the TRICARE retail pharmacy program), Coast Guard, and PHS are subject to a cap on pricing (known as the “federal ceiling price”) and may be subject to an additional discount if pricing increases more than inflation.

To maintain coverage of drugs under the Medicaid Drug Rebate Program, manufacturers are required to extend discounts to certain purchasers under the PHS pharmaceutical pricing program. Purchasers eligible for discounts include hospitals that serve a disproportionate share of financially needy patients, community health clinics and other entities that receive health services grants from the PHS.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of any of our product candidates, if approved. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the Patient

Protection and Affordable Care Act and the Health Care and Education Reconciliation Act which includes changes to the coverage and payment for drug products under government health care programs. Adoption of other new legislation at the federal or state level could further limit reimbursement for pharmaceuticals.

Outside the United States, ensuring adequate coverage and payment for our products will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly-approved health care products. Recent budgetary pressures in many European Union countries are also causing governments to consider or implement various cost-containment measures, such as price freezes, increased price cuts and rebates. If budget pressures continue, governments may implement additional cost-containment measures. Cost-control initiatives could decrease the price we might establish for products that we may develop or sell, which would result in lower product revenues or royalties payable to us. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Foreign Regulation

In addition to regulations in the United States, we expect to be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain approval from the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed in that country. In all cases, the clinical trials must be conducted in accordance with good clinical practices, or GCPs and other applicable regulatory requirements.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicinal products produced by biotechnology or those medicinal products containing new active substances for specific indications such as the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, viral diseases and designated orphan medicines, and optional for other medicines which are highly innovative. Under the centralized procedure, a marketing application is submitted to the European Medicines Agency where it will be evaluated by the Committee for Medicinal Products for Human Use and a favorable opinion typically results in the grant by the European Commission of a single marketing authorization that is valid for all European Union member states within 67 days of receipt of the opinion. The initial marketing authorization is valid for five years, but once renewed is usually valid for an unlimited period.

As in the United States, we may apply for designation of a product as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to 11 years of exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

Additional Regulation

We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential federal, state or local regulations. These and other laws govern our use, handling and disposal of various biological and chemical substances used in, and waste generated by our operations. Our research and development involves the controlled use of hazardous materials, chemicals and viruses. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biological products, government control and other changes to the healthcare system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payers for medical goods and services may take in response to any healthcare reform proposals or legislation. We cannot predict the effect medical or healthcare reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect.

Manufacturing

Our strategy is to outsource the manufacturing of drug substance and drug product for our preclinical studies and clinical trials. We also outsource fill-finish, packaging, labeling, storage, shipping and distribution. This allows us to rapidly conduct manufacturing activities for multiple programs in parallel. It also allows us to balance the requirements of multiple programs and avoid costly investment in manufacturing infrastructure and personnel before clinical data are available. Our internal capabilities and experience in the manufacturing of protein therapeutics encompass a broad range of activities including cell line development, process development, analytical development, formulation development, clinical and commercial scale GMP manufacturing, quality control and quality assurance. This breadth of experience allows us to effectively oversee and direct the activities of our contract manufacturers and testing facilities. In selecting CMOs to manufacture our product candidates, we generally strive to select the CMO based on the particular technical needs of the product candidate. In addition, we aim to work with CMOs that possess the requisite scale, expertise and experience to support clinical as well as commercial product manufacturing. Although this approach, when coupled with the range of CMO capabilities, requires us to utilize multiple CMOs in the manufacturing of our product candidates, we believe it may also mitigate the need for costly and time consuming process transfers later in development. Ultimately, we believe that our outsourced model and approach to CMO management will allow us to efficiently scale our manufacturing processes to support our current clinical development programs and the potential commercialization of our product candidates.

Our lead product candidates, PINTA 745 and STM 434, are manufactured using readily available raw materials and established manufacturing procedures. PINTA 745 is a peptibody that is expressed by a recombinant strain of E. Coli. STM 434 is produced in bioreactors using Chinese hamster ovary cells that have been genetically engineered to produce this specific product candidate. All of our other product candidates will also be produced in bioreactors using mammalian cells; however, we have yet to establish master cell banks and manufacturing procedures to support the production of these proteins.

Concurrent with the license of our existing product candidates from Amgen, we acquired certain manufacturing process know-how related to producing clinical research-related drug supply. In the case of PINTA 745 and STM 434, this included GMP materials to support the manufacturing of clinical trial material. In the case of our earlier stage product candidates, this know-how was more limited in scope, as these product candidates are pre- master cell bank in stage of development.

Subsequent investments by the company and our CMOs will be necessary in order to manufacture product for pivotal studies, as well as commercialization. Over time, we will depend on manufacturing campaigns that will require the transfer of manufacturing processes to our CMOs. These may include modifications to the processes to suit the CMO’s facility and capability constraints, as well as product comparability testing. We have already transferred the downstream elements of the STM 434 manufacturing process, and we have initiated transfer of the upstream components of the STM 434 manufacturing process. We have also initiated process transfer activities for PINTA 745. As we progress further in clinical development to pivotal trials, we will also need to develop commercial scale manufacturing processes for each product candidate consistent with the proposed dose and schedule to be used in clinical practice and at a cost sufficient to support profitable commercialization.

Legal Proceedings

We are not currently subject to any material legal proceedings.

Facilities

Our corporate headquarters are currently located in Brisbane, California, and consist of approximately 900 square feet of leased office space under a sublease that expires in January 2015. Our research and development facility is located in Westlake Village, California, and consists of approximately 1,450 square feet of leased office space under a lease that expires in October 2014.

Employees

As of March 31, 2014, we had 11 full-time employees. All of our personnel are co-employees of Atara and TriNet, a professional human resource service organization. Under our agreement with TriNet, TriNet is a co-employer of our personnel, and is responsible for administering all payroll functions, including tax withholding, and providing health insurance and other benefits for these individuals. We reimburse TriNet for these costs and pay TriNet a fee for its services. We are responsible for, and control, all aspects of the hiring, retention, compensation, management and supervision of our personnel. We consider the terms of our contract with TriNet to be reasonable and customary and believe this arrangement provides substantial benefit to us, in the form of lower costs for employee benefits and reduced administrative burden on us.

MANAGEMENT

Executive Officers, Other Executive Management and Directors

Our executive officers, other executive management and directors, their respective positions and their respective ages as of March 31, 2014 are as follows:

Name	Age	Position(s)

Executive Officers
Isaac E. Ciechanover, M.D.	43	President, Chief Executive Officer and Director
Mitchall G. Clark	53	Chief Regulatory and Quality Assurance Officer
Christopher Haqq, M.D., Ph.D.	48	Chief Medical Officer
John F. McGrath, Jr.	49	Chief Financial Officer
Gad Soffer	37	Chief Operating Officer

Non-Employee Directors
Matthew K. Fust(1)(3)	49	Director
Carol Gallagher, Pharm.D.(1)(2)(3)	49	Director
Joel S. Marcus(1)(2)	66	Director
Beth Seidenberg, M.D.(3)	57	Director
Eckard Weber, M.D.(2)	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Isaac E. Ciechanover, M.D. has served as our President and Chief Executive Officer and a member of our board of directors since our founding in August 2012. From April 2010 to November 2012, Dr. Ciechanover was a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, where he primarily focused on life sciences investing. From 2004 to March 2010, he served in various capacities at Celgene Corporation, or Celgene, a biopharmaceutical company, most recently as Executive Director for Business Development. Dr. Ciechanover has also held business development and venture capital roles at pharmaceutical companies Amylin Pharmaceuticals and Pfizer and venture capital firm Pequot Ventures. Dr. Ciechanover received a B.A. from Stanford University, an M.Phil. in Epidemiology from Cambridge University, an M.D. from Weill Cornell Medical College and an M.B.A. from Harvard Business School. We believe that Dr. Ciechanover’s extensive experience in the life sciences industry and in business development, his role as our President and Chief Executive Officer, and his training as a physician, provide him with the qualifications and skills to serve on our board of directors.

Mitchall G. Clark has served as Chief Regulatory and Quality Assurance Officer since March 2014. From June 2013 to March 2014, he served as the Principal of Lindum Pharmaceutical Services, a regulatory consultancy. From December 2011 to June 2013, he served as Senior Vice President, Regulatory Affairs and Quality of NantPharma, LLC, a pharmaceutical company. Mr. Clark served as an independent regulatory consultant between June 2011 and December 2011. From October 2010 to June 2011, Mr. Clark served as Senior Vice President of Regulatory Affairs of Celgene. From November 2007 to October 2010, he served as Senior Vice President of Global Regulatory Affairs of Abraxis, a biopharmaceutical company, which was acquired by Celgene in October 2010. From April 2006 to November 2007, Mr. Clark served as Vice President of Regulatory Affairs of Abraxis and its predecessor entity. From May 2002 to April 2006, Mr. Clark served as Vice President of Regulatory Affairs of American BioScience, Inc., a pharmaceutical company, which was merged with Abraxis in April 2006. Prior to that, Mr. Clark served in various senior regulatory positions at American Pharmaceutical Partners, VivoRx, Inc. and Faulding, Inc. Mr. Clark holds a B. Pharm. from The University of Nottingham, England.

Christopher Haqq, M.D. has served as our Chief Medical Officer since September 2012. From September 2011 to August 2012, Dr. Haqq served as the Chief Executive Officer of Genomic Systems, a biotechnology company. From 2007 to September 2011, Dr. Haqq served as Vice President for Clinical Research and Development at Cougar Biotechnology, Inc., a cancer-focused biotechnology company that was acquired by Johnson & Johnson in 2009, and Johnson & Johnson’s Janssen Pharmaceutical Companies division. Prior to that time, Dr. Haqq served in drug development roles at Amgen Inc., a biotechnology company, and practiced as a medical oncologist and led a translational science laboratory as an Assistant Adjunct Professor in the Division of Hematology/Oncology at the University of California, San Francisco. Dr. Haqq received a B.S. degree from Stanford University and an M.D. and Ph.D. from Harvard Medical School.

John F. McGrath, Jr. has served as our Chief Financial Officer since January 2013. From December 2009 to January 2013, Mr. McGrath was an Executive in Residence and Operating Partner at Kleiner Perkins Caufield & Byers. From November 2001 to November 2009, Mr. McGrath served as Vice President and Chief Financial Officer for Network Equipment Technologies, Inc., a networking equipment company. Mr. McGrath’s prior experience includes Vice President of Finance for Aspect Communications, Director of Finance for TCSI Corporation and Manager in the High Technology and Manufacturing practice at Ernst & Young. He was a member of the board of directors of Endwave Corporation, Actel Corporation and the Presidio Fund. Mr. McGrath is a registered C.P.A. (inactive) in the State of California and received a B.S. from the University of Wyoming and an M.B.A. from the Stanford Graduate School of Business.

Gad Soffer has served as our Chief Operating Officer since March 2013. From August 2008 to March 2013, he held various roles in Business Development and served as Global Project Leader Abraxane at Celgene. From June 2000 to June 2001 and from April 2004 to April 2006, Mr. Soffer was a healthcare consultant with Easton Associates. He received an A.B. from Harvard University, an M.S. from Columbia University and an M.B.A. from Harvard Business School.

Board of Directors

Matthew K. Fust has served as a member of our board of directors since March 2014. Mr. Fust has served on the board of directors of Ultragenyx Pharmaceutical, Inc. since January 2014, MacroGenics, Inc. since March 2014 and Sunesis Pharmaceuticals, Inc. since 2005. Mr. Fust was Executive Vice President and Chief Financial Officer of Onyx Pharmaceuticals, Inc., a biopharmaceutical company, from January 2009 through its acquisition by Amgen in October 2013. Mr. Fust continued as an employee of Amgen until January 2014. From May 2003 to December 2008, Mr. Fust served as Chief Financial Officer at Jazz Pharmaceuticals, Inc., a specialty pharmaceutical company. From 2002 to 2003, Mr. Fust served as Chief Financial Officer at Perlegen Sciences, a biopharmaceutical company. Previously, he was Senior Vice President and Chief Financial Officer at ALZA Corporation, a pharmaceutical company, where he was an executive from 1996 until 2002. From 1991 until 1996, Mr. Fust was a manager in the healthcare strategy practice at Andersen Consulting. Mr. Fust received a B.A. from the University of Minnesota and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Fust is qualified to serve on our board of directors due to his extensive experience as a chief financial officer in the life sciences industry, his leadership and management experience, and his service as a director of other biopharmaceutical companies.

Carol Gallagher, Pharm.D. has served as a member of our board of directors since January 2013. Since October 2013, Dr. Gallagher has served as a venture partner with Frazier Healthcare, a venture capital firm. Dr. Gallagher served as the President and Chief Executive Officer of Calistoga Pharmaceuticals, a biopharmaceutical company, from 2008 to 2011, when the company was acquired by Gilead Sciences. From 2007 to 2008, Dr. Gallagher was the President and Chief Executive Officer of Metastatix, Inc., a biopharmaceutical company. Prior to that time starting in 1989, she served in various roles at pharmaceutical companies Eli Lilly, Amgen, Agouron Pharmaceuticals, Pfizer, Biogen Idec Pharmaceuticals, CancerVax and Anadys Pharmaceuticals. Dr. Gallagher attended Vanderbilt University and received B.S. and Doctor of Pharmacy degrees from the University of Kentucky. We believe that Dr. Gallagher is qualified to serve on our board of directors due to her extensive experience in the pharmaceuticals industry, her leadership and management experience, and her service as a director of other biopharmaceutical companies. We believe that Dr. Gallagher’s extensive experience in the life sciences industry and as a chief executive officer provide her with the qualifications and skills to serve as a director of our company.

Joel S. Marcus has served on our board of directors since November 2013. Mr. Marcus founded Alexandria Real Estate Equities, Inc., a publicly-traded real estate investment trust, or REIT, focused on owning, operating, and developing high-quality, sustainable real estate for the broad and diverse life science industry, and has served as its Chairman since May 2007, Chief Executive Officer since March 1997, and a director since its founding in 1994. Mr. Marcus also co-founded and leads Alexandria Venture Investments, the Company’s strategic venture arm. Prior to founding Alexandria, Mr. Marcus specialized in corporate finance and capital markets, venture capital, and mergers and acquisitions with special expertise in the biopharmaceutical industry. Mr. Marcus was formerly a practicing C.P.A. and tax manager with Arthur Young & Co. focusing on the financing and taxation of REITs. Mr. Marcus has served as a member of the board of directors of Accelerator Corporation, of which he was one of the original architects and co-founders, CURE (Citizens United for Research in Epilepsy), Foundation for the National Institutes of Health (FNIH), Friends of Cancer Research, The Hamner Institutes for Health Sciences, Intra-Cellular Therapies, Inc., Multiple Myeloma Research Foundation, the Partnership for New York City and Rexford Industrial Realty, Inc. Mr. Marcus received B.A. and J.D. degrees from the University of California, Los Angeles. We believe that Mr. Marcus’ extensive experience in the life science real estate industry and as a chief executive officer, as well as his training as a C.P.A. and attorney, provide him with the qualifications and skills to serve as a director of our company.

Beth Seidenberg, M.D. has served as a member of our board of directors since our founding in August 2012. Dr. Seidenberg is a General Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, where she has primarily focused on life sciences investing since May 2005. Dr. Seidenberg was previously the Senior Vice President, Head of Global Development and Chief Medical Officer at Amgen, Inc., a biotechnology company. In addition, Dr. Seidenberg was a senior executive in research and development at Bristol Myers Squibb Company, a biopharmaceutical company, and Merck. Dr. Seidenberg received a B.S. from Barnard College and an M.D. from the University of Miami School of Medicine and completed her post-graduate training at The Johns Hopkins University, George Washington University and the National Institutes of Health. Dr. Seidenberg serves on the board of directors of TESARO and Epizyme, Inc. We believe that Dr. Seidenberg’s extensive experience in the life sciences industry as a senior executive and venture capitalist, as well as her training as a physician, provide her with the qualifications and skills to serve as a director of our company.

Eckard Weber, M.D. has served as a member of our board of directors since 2013. Dr. Weber has served as a partner with Domain Associates, LLC, a private venture capital management firm focused on life sciences, since 2001. Dr. Weber has over 20 years of drug discovery and development experience. Dr. Weber has also served as Chief Executive Officer and Chairman of the Board of Sonexa Therapeutics, a seed-stage biopharmaceutical company, since 2007. Dr. Weber also serves as chairman of the board at Ocera Therapeutics, Orexigen Therapeutics and Tragara Pharmaceuticals, and is a member of the board of directors of Adynxx, Domain Elite Holdings and Tobira Therapeutics. He has been the founding Chief Executive Officer of multiple Domain Associates portfolio companies including Acea Pharmaceuticals, Ascenta Therapeutics, Calixa Therapeutics, Cytovia and Novacardia. Prior to his service with Domain, Eckard served as chairman of the board of a number of companies until their sale including Peninsula Pharmaceuticals (sold to Johnson & Johnson in 2005) and Cerexa

(sold to Forest Laboratories in 2007). He also served as a member of the board of directors of Conforma Therapeutics (sold to Biogen-IDEC in 2006) and Cabrellis Pharmaceuticals (sold to Pharmion in 2006). Until 1995, he was a tenured Professor of Pharmacology at the University of California, Irvine. He is the inventor or co-inventor of more than 40 patents and patent applications, and he has published more than 130 papers in scientific periodicals. Dr. Weber received his German college degree from Kopling Kolleg in Germany and an M.D. from the University of Ulm Medical School in Germany. He received his postdoctoral training in neuroscience at Stanford University Medical School. We believe that Dr. Weber’s extensive experience in the life sciences industry as an entrepreneur, chief executive officer and venture capitalist, as well as his training as a physician, provide him with the qualifications and skills to serve as a director of our company.

Each of our officers serves at the discretion of our board of directors. Each of our directors holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of our voting agreement. Under this agreement, our stockholders that are party to the agreement have agreed to vote their shares to elect to our board of directors: (i) one director designated by KPCB Holdings, Inc. (Dr. Seidenberg); (ii) one director designated by Domain Partners VIII, L.P. (Dr. Weber); (iii) one director designated by Alexandria Equities, LLC (Mr. Marcus); (iv) the person serving as Chief Executive Officer (Dr. Ciechanover); and (v) two individuals to serve as independent directors (Dr. Gallagher and Mr. Fust). This agreement will terminate upon the completion of this offering.

Our board may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six members. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	the Class II directors will be and , and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

•	the Class III directors will be and , and their terms will expire at the annual general meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Generally, under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering. Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that, other than Isaac E. Ciechanover by virtue of his position as Chief Executive Officer, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the listing requirements of Nasdaq. Accordingly, a majority of our directors is independent, as required under applicable Nasdaq rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our board of directors has appointed Dr. Gallagher to serve as our lead independent director. As lead independent director, Dr. Gallagher presides over periodic meetings of our independent directors, serves as a liaison between our Chief Executive Officer and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, compensation committee and nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of each committee upon completion of this offering are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Dr. Gallagher, Mr. Fust and Mr. Marcus. Each of the members of our audit committee satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Fust, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Our board of directors has also determined that each member of our audit committee has the requisite financial expertise required under the applicable requirements of Nasdaq. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The primary functions of this committee include:

•	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners on our engagement team of our independent registered public accounting firm;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	considering and approving or disapproving all related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Dr. Gallagher, Mr. Marcus and Dr. Weber, each of whom our board of directors has determined to be independent under Nasdaq listing standards and the rules and regulations of the SEC, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chair of our compensation committee is Mr. Marcus. The functions of this committee include:

•

determining the compensation and other terms of employment of our chief executive officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•

evaluating and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as reviewing and recommending to our board of directors the adoption, modification or termination of our plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Fust, Dr. Gallagher and Dr. Seidenberg, each of whom our board of directors has determined to be independent under Nasdaq listing standards. The chair of our nominating and corporate governance committee is Dr. Seidenberg. The functions of this committee include:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.atarabio.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2013. Directors who are affiliated with our major stockholders or who are employed by us receive no additional compensation for their services as directors and are not set forth in the table below. We have reimbursed and will continue to reimburse Mr. Fust and Dr. Gallagher for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Name	Fees Earned or Paid in Cash	RSU Awards(1)	Total
Carol Gallagher	$30,000	$—	$30,000

(1)	RSUs granted to our employees and service providers prior to this offering vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition for such RSUs is: (a) the effective date of our initial public offering; or (b) a change of control (as defined in our 2012 Plans). As of December 31, 2013, Dr. Gallagher held 58,333 RSUs (after giving effect to the nine-for-one exchange in our recapitalization). The service-based vesting condition is satisfied at a rate of 1/48th of the total number of shares underlying the RSUs each month following the vesting start date, which was March 8, 2013, subject to continued service to us through each vesting date. As of December 31, 2013, 10,937 RSUs had satisfied the service condition. With regard to the 58,333 RSUs granted to Dr. Gallagher only, the time-based vesting condition will be deemed satisfied upon satisfaction of the liquidity-based vesting condition. In accordance with FASB ASC 718 and ASC 505-50, no grant date value was recognized for such RSUs because the liquidity event condition was not determined to be probable at that time. Assumptions used in the calculation of these amounts are included in Note 2 to our combined financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value realized by the director.

In February 2014, our board of directors approved an annual cash retainer for Mr. Fust of $20,000 for service as chairman of our audit committee, which will increase to $40,000 following this offering. In addition, our board of directors approved the grant of 33,333 RSUs to Mr. Fust, which will vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition for such RSUs is (a) the effective date of our initial public offering or (b) a change of control (as defined in our 2012 Plans). The service condition will be satisfied as to 25% of the shares underlying the RSUs upon completion of one year of service measured from the vesting start date, and thereafter an additional 1/48th of the total number of shares underlying the RSUs will vest in monthly installments, subject to continued service through each such vesting date.

In April 2014, our board of directors approved an increase to Dr. Gallagher’s annual cash retainer of $15,000, to a total of $45,000, effective following this offering. In addition, our board of directors approved the grant of 49,210 RSUs for Dr. Gallagher, subject to the same vesting terms as described above for Mr. Fust.

Upon completion of this offering, our board of directors may also establish a compensation program for our non-employee directors.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below from Atara and its subsidiaries during the year ended December 31, 2013. Throughout this prospectus, these officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards		All Other Compensation(2)	Total
Isaac E. Ciechanover	2013	$370,000	$187,100	$—		$4,689	$561,789
Chief Executive Officer

Christopher Haqq	2013	310,000	93,000	—		100,351	503,351
Chief Medical Officer

Gad Soffer	2013	188,854	55,937	—	(3)	949	245,740
Chief Operating Officer

(1)	Amounts reported in this column represent discretionary bonuses approved in January 2014 by our board of directors for fiscal year 2013 company and individual performance and monthly bonus of $4,800 for Dr. Ciechanover and $10,000 sign-on bonus for Gad Soffer.
(2)	Amounts reported in this column represent life insurance premiums paid on behalf of the named executive officers, and (a) in the case of Dr. Haqq, also includes $98,500, representing the value of a discounted purchase price for shares of our common stock that he purchased in March 2013, as discussed in more detail under “—Employment Arrangements—Christopher Haqq” below and (b) in the case of Dr. Ciechanover, also includes a $3,000 medical insurance opt-out benefit. See also Note 7 to our combined financial statements included elsewhere in this prospectus for the compensation expenses associated with this discounted stock purchase, and a discounted stock purchase in 2012 by Dr. Ciechanover.
(3)	In March 2013, Mr. Soffer received an award of 200,000 RSUs (after giving effect to the nine-for-one exchange in our recapitalization) which vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition for such RSUs is (a) the effective date of our initial public offering or (b) a change of control (as defined in our 2012 Plans). The service-based vesting condition will be satisfied as to 25% of the shares underlying the RSUs upon completion of one year of service measured from the vesting start date, and thereafter an additional 1/48th of the total number of shares underlying the RSUs will vest in monthly installments, subject to continued service through each such vesting date. In accordance with FASB ASC 718 and ASC 505-50, no grant date value was recognized for such RSUs because the liquidity event condition was not determined to be probable at that time. Assumptions used in the calculation of these amounts are included in Note 2 to our combined financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value realized by Mr. Soffer.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested(1)		Market Value of Shares or Units of Stock That Have Not Vested(2)
Isaac E. Ciechanover	8/30/12	818,125	(3)	$1,681,738
	8/30/12	77,000	(4)	158,281
Christopher Haqq	3/4/2013	230,312	(5)	473,429
	3/4/2013	10,000	(6)	20,556
Gad Soffer	3/25/2013	200,000	(7)	411,120

(1)	All share numbers are reported after giving effect to the nine-for-one exchange in our recapitalization.
(2)	Market value for RSUs and restricted stock awards is calculated by multiplying the number of shares that have not vested by $2.0556, the fair market value of one share of our common stock on December 31, 2013.

(3)	Represents the unvested portion of 1,155,000 restricted shares purchased in August 2012 by the Isaac E. Ciechanover and Alison M. Ciechanover Family Trust dated 8/8/08, which shares are subject to vesting over four years, subject to Dr. Ciechanover’s continuous service to us, commencing in October 2012.
(4)	Represents the unvested portion of 231,000 restricted shares purchased by the Isaac E. Ciechanover and Alison M. Ciechanover Family Trust dated 8/8/08, which shares are subject to vesting according to performance criteria. These shares will vest upon completion of this offering.
(5)	Represents the unvested portion of 334,999 restricted shares purchased in March 2013 by Dr. Haqq, which shares are subject to vesting over four years, subject to Dr. Haqq’s continuous service to us, commencing in September 2012.
(6)	Represents the unvested portion of 15,000 restricted shares purchased in March 2013 by Dr. Haqq, which shares are subject to vesting according to performance criteria. These shares will vest upon completion of this offering.
(7)	Represents RSUs awarded in March 2013 under the 2012 Plans, which are subject to both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The service-based vesting condition will be satisfied as to 25% of the shares underlying the RSUs upon completion of one year of service measured from the vesting start date, which is March 25, 2013, and thereafter an additional 1/48th of the total number of shares underlying the RSUs will vest in monthly installments, subject to continued service through each such vesting date. The liquidity-based vesting condition will be satisfied upon completion of this offering.

Employment Arrangements

We have entered into employment agreements with each of the named executive officers in connection with his commencement of employment with us. With the exception of his own arrangement, each of these employment agreements was negotiated on our behalf by our Chief Executive Officer, with the oversight and approval of our board of directors.

These arrangements provide for “at will” employment and set forth the initial terms and conditions of employment of each executive officer, including base salary, target bonus opportunity, standard employee benefit plan participation, a recommendation for initial equity awards, opportunities for post-employment compensation and vesting acceleration terms. These employment agreements were each subject to execution of our standard proprietary information and inventions agreement. See also “—Employee Benefit Plans—The 2012 Plans” below for a discussion of certain accelerated vesting benefits on a change in control of Atara, Nina, Pinta or Santa Maria.

Isaac E. Ciechanover

We entered into an amended and restated employment agreement with Isaac E. Ciechanover, our President and Chief Executive Officer, in March 2014. The employment agreement provides for a base salary of $381,100, a target monthly bonus of $4,800 and a target annual bonus of $133,385.

Pursuant to Dr. Ciechanover’s original employment agreement, he was given the right to purchase 1,155,000 shares of common stock. These shares, which were purchased in August 2012, vest over four years commencing in October 2012. However, in the event we engage in a change in control, all of these shares will vest upon the completion of such change in control. In addition, Dr. Ciechanover’s original employment agreement gave Dr. Ciechanover the right to purchase an additional 231,000 shares of common stock. Of these shares, which were also purchased in August 2012, 154,000 have vested based on the completion of our prior equity financings and other performance criteria. The remaining 77,000 shares will vest as a result of the completion of this offering. We have the right to repurchase all unvested shares at their original cost of $0.003 per share in the event Dr. Ciechanover ceases to be in continuous service to us. At the time of purchase, we determined the fair market value of the shares being purchased to be $0.09 per share. Per the terms of Dr. Ciechanover’s original employment agreement, we paid him a bonus of $101,689 in 2012 in order to reimburse him for the income taxes attributable to purchasing the shares for less than their fair market value.

In the event Dr. Ciechanover’s employment is terminated by us without cause, he will be entitled to receive the following benefits:

•

A lump-sum severance payment equal to the sum of six months of his then-current base salary, six months of his target monthly bonus, six months of health insurance premiums and, if we pay bonuses to any other employee during the fiscal year in which Dr. Ciechanover’s employment terminates, 100% of his target bonus for that year; and

•	Vesting of his stock to the extent of the number of shares that would have vested during the six months following termination of employment had his employment not terminated.

The receipt of any termination-based payments or benefits by Dr. Ciechanover is subject to his execution and the effectiveness of a release of claims against Atara.

Christopher Haqq

We entered into an amended and restated employment agreement with Christopher Haqq, our Chief Medical Officer, in March 2014. The employment agreement provides for a base salary of $319,300 and a target annual bonus of $95,790.

Pursuant to Dr. Haqq’s original employment agreement, Dr. Haqq was granted the right to purchase 349,999 shares of common stock. These shares were purchased in March 2013 at a discounted purchase price of $0.9462 per share (at a time when our common stock had a value of $1.2276 per share). Of these shares, 334,999 vest over four years commencing in September 2012. However, in the event we engage in a change in control, all of these shares will vest upon the completion of such change in control. The remaining 15,000 shares of common stock are subject to performance- based vesting, 5,000 of which have previously vested based on the completion of our prior equity financings and other performance criteria, 5,000 shares of which will vest as a result of the completion of this offering and 5,000 will vest upon submission of an IND for STM 434. We have the right to repurchase all unvested shares at their original cost of $0.9462 per share in the event Dr. Haqq ceases to be in continuous service to us.

In the event Dr. Haqq’s employment is terminated by us without cause, he will be entitled to receive the following benefits:

•	A lump-sum severance payment equal to the sum of three months of his then-current base salary and three months of health insurance premiums; and

•	Vesting of his stock to the extent of the number of shares that would have vested during the three months following termination of employment had his employment not terminated.

The receipt of any termination-based payments or benefits by Dr. Haqq is subject to his execution and the effectiveness of a release of claims against Atara.

Gad Soffer

We entered into an amended and restated employment agreement with Gad Soffer, our Chief Operating Officer, in March 2014. The employment agreement provides for a base salary of $252,350 and a target annual bonus of $63,088. Mr. Soffer is not entitled to any termination-based payments or benefits under the terms of his employment agreement.

Employee Benefit Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Plan in March 2014 and amended and restated our 2014 Plan in May 2014. Our stockholders approved our 2014 Plan in June 2014. Our 2014 Plan is the successor to and continuation of the 2012 Plans (defined and described below). Our 2014 Plan provides for the grant of incentive stock options, or ISOs, to our employees and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance stock awards, performance cash awards, and other forms of equity compensation to our employees, directors, and consultants.

Authorized shares.    The maximum number of shares of our common stock that may be issued pursuant to stock awards under our 2014 Plan is equal to 4,584,000. Additionally, the number of shares of our common stock reserved for issuance pursuant to stock awards under our 2014 Plan will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2015 and ending on and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 Plan is 15,000,000.

Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2014 Plan.

The board of directors has the power to modify outstanding awards under our 2014 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Section 162(m) limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards that are intended to comply with Section 162(m) of the Code covering more than 2,000,000 shares of our common stock under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $2,000,000 under our 2014 Plan. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Performance awards.    We believe our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the

$1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) profit before tax; (2) billings; (3) revenues; (4) net revenues; (5) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (6) operating income; (7) operating margin; (8) operating profit; (9) controllable operating profit, or net operating profit; (10) net profit; (11) gross margin; (12) operating expenses or operating expenses as a percentage of revenue; (13) net income; (14) earnings per share; (15) total stockholder return; (16) market share; (17) return on assets or net assets; (18) our stock price; (19) growth in stockholder value relative to a pre-determined index; (20) return on equity; (21) return on invested capital; (22) cash flow (including free cash flow or operating cash flows); (23) cash conversion cycle; (24) economic value added; (25) individual confidential business objectives; (26) contract awards or backlog; (27) overhead or other expense reduction; (28) credit rating; (29) strategic plan development and implementation; (30) succession plan development and implementation; (31) improvement in workforce diversity; (32) customer indicators; (33) new product invention or innovation; (34) attainment of research and development milestones; (35) improvements in productivity; (36) bookings; (37) initiation of phases of clinical trials and/or studies by specified dates; (38) regulatory body approval with respect to products, studies and/or trials; (39) patient enrollment dates; (40) commercial launch of products; and (41) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors or compensation committee.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our board of directors (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by our company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body; and (14) to exclude the effects of entering into or achieving milestones involved in licensing joint ventures.

Corporate transactions.    Our 2014 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2014 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board of directors; or (6) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a payment, in such form as may be determined by our board of directors equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the stock award immediately prior to the transaction over any exercise price payable by such holder in connection with such exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Transferability.    A participant may not transfer stock awards under our 2014 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2014 Plan.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan. No stock awards may be granted under our 2014 Plan while it is suspended or after it is terminated.

The 2012 Plans

The board of directors of each of Nina, Pinta and Santa Maria initially adopted, and their stockholders approved, substantially the same form of equity incentive plan in November 2012, which we refer to as the 2012 Plans. The 2012 Plans each provide for the grant of stock options (ISOs and NSOs), stock appreciation rights, restricted stock awards and RSU awards to their employees, directors, and consultants. To date, only restricted stock awards and RSUs have been awarded under the 2012 Plans. Prior to the recapitalization, each RSU granted under a 2012 Plan covered shares of common stock of Nina, Pinta or Santa Maria, as applicable. In connection with the recapitalization, we assumed the 2012 Plans and all outstanding RSUs issued under such plans and, as a result, all RSUs granted under each such plan automatically became settleable for shares of our common stock.

Upon the recapitalization and the adoption of our 2014 Plan, no additional awards shall be granted under any 2012 Plan in the future. However, any outstanding RSUs already granted under a 2012 Plan will remain outstanding, subject to the terms of such plans and the applicable RSU award agreements, until such outstanding awards are settled or until they terminate or expire by their terms.

Authorized Shares.    The maximum number of shares of our common stock that may be issued directly or indirectly under each 2012 Plan was 3,183,999 (after giving effect to the nine-for-one exchange in our recapitalization).

Plan Administration.    Our board of directors administers the 2012 Plans. Subject to the terms of the 2012 Plans, the board of directors has the authority to determine, amend and rescind rules and regulations of the Plan.

Corporate Transactions.    The 2012 Plans each provide that in the event of certain specified significant corporate transactions, each outstanding award will be subject to the terms of the applicable transaction agreement. Such transaction agreement may provide, without limitation, for the assumption or substitution of awards, for their continuation, for accelerated vesting or for cancellation with or without consideration, in all cases without the consent of the award holder.

Accelerated Vesting of RSUs upon Change in Control.    Each RSU awarded under a 2012 Plan to our named executive officers and directors provides that upon a change in control of Nina, Pinta or Santa Maria, the service-based vesting condition for such entity undergoing a change in control will be satisfied upon the occurrence of such change in control. In addition, in connection with our recapitalization we amended the RSUs held by our named executive officers and directors to provide that on a change in control of Atara, all RSUs (regardless of the 2012 Plan under which they were issued) the service-based vesting condition for RSUs will become fully vested upon the occurrence of such change in control.

Plan Amendment or Termination.    Our board of directors has the authority to amend, or terminate the 2012 Plans, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. As described above, no future equity awards will be granted under such plans.

2014 Employee Stock Purchase Plan

Our board of directors adopted our ESPP in May 2014, and our stockholders approved our ESPP in June 2014. Our ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purpose of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan to achieve tax, regulatory or other objectives. The first offering period under our ESPP will begin and end upon a date to be approved by our board of directors or the compensation committee.

Authorized shares.    The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 300,000 shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year for a period of up to ten years, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (1) 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year; (2) 300,000 shares of common stock; or (3) such lesser number as determined by our board of directors. The stock purchasable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by us in the open market. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will be available for grant under our ESPP.

Plan administration.    Our board of directors will administer our ESPP. Our board of directors may delegate authority to administer our ESPP to our compensation committee. The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP.

Eligibility.    Our employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our ESPP if such employee (a) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock; or (b) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Purchase rights and purchase price.    Our ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

Transferability.    A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Corporate transactions.    In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress may be shortened and a new exercise date will be set, so that the participants’ purchase rights can be exercised and terminate immediately thereafter.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired except (1) with the participant’s consent; (2) to comply with any laws, listing requirements, or regulations; or (3) to obtain or maintain favorable tax, listing or regulatory treatment.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of a director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since our formation in August 2012, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, promoters or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Executive Compensation.” Dr. Ciechanover, our Chief Executive Officer and founder, and entities affiliated with Kleiner Perkins Caufield & Byers may be deemed to be promoters within the meaning of SEC rules under the Securities Act. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Series A Preferred Stock Financing

In October 2012, January 2013 and March 2013, we issued and sold an aggregate of 6,695,913 shares of our Series A preferred stock for approximately $3.00 per share, for aggregate consideration of $20,087,750. The table below sets forth the number of shares of Series A preferred stock purchased by our executive officers, directors and stockholders who held more than 5% of any class of our voting securities and their affiliates, to the extent they purchased in excess of $120,000 of our Series A preferred stock. For each share of preferred stock set forth in the table below, the holder will receive, upon conversion, one share of our common stock immediately prior to the completion of this offering.

	Number of Shares of Series A Preferred Stock	Aggregate Purchase Price
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	1,666,666	$5,000,000
Entities affiliated with Domain Associates(2)	1,666,666	$5,000,000
Entities affiliated with DAG Ventures	1,666,666	$5,000,000
Inmobiliaria Carso S.A. de C.V.	1,166,666	$3,500,000
Alexandria Real Estate Equities, Inc.(3)	333,333	$1,000,000

(1)	Beth Seidenberg, a member of our board of directors, is affiliated with Kleiner Perkins Caufield & Byers.
(2)	Eckard Weber, a member of our board of directors, is associated with Domain Associates. Dr. Weber has no voting or dispositive control with respect to the shares held by entities affiliated with Domain Associates.
(3)	Joel S. Marcus, a member of our board of directors, is affiliated with Alexandria Real Estate Equities, Inc.

Amgen Agreements and Series A-1 Preferred Stock Issuance

For a description of our agreements with Amgen, see “Business—License Agreements.” In consideration for entering into our exclusive license agreements with Amgen, we also issued 800,000 shares of our Series A-1 preferred stock to Amgen. Amgen will receive, upon conversion, one share of our common stock for each share of Series A-1 preferred stock held by Amgen immediately prior to the completion of this offering.

Series B Preferred Stock Financing

In November 2013 and January 2014, we issued and sold an aggregate of 8,492,174 shares of our Series B preferred stock for approximately $6.12 per share, for aggregate consideration of $52,000,158. The table below sets forth the number of shares of Series B preferred stock purchased by our executive officers, directors and stockholders who held more than 5% of any class of our voting securities and their affiliates, to the extent they purchased more than $120,000 of our Series B preferred stock. For each share of preferred stock set forth in the table below, the holder will receive, upon conversion, one share of our common stock immediately prior to the completion of this offering.

	Number of Shares of Series B Preferred Stock	Aggregate Purchase Price
Entities affiliated with The Baupost Group, L.L.C.	2,204,693	$13,500,001
Celgene Corporation	1,633,106	$10,000,000
Amgen Inc.	816,553	$4,999,999
Entities affiliated with Domain Associates(1)	812,998	$4,978,233
Entities affiliated with DAG Ventures	812,997	$4,978,233
Entities affiliated with Kleiner Perkins Caufield & Byers(2)	812,981	$4,978,129
Alexandria Real Estate Equities, Inc.(3)	652,529	$3,995,631
Inmobiliaria Carso S.A. de C.V.	569,098	$3,484,762

(1)	Eckard Weber, a member of our board of directors, is associated with Domain Associates. Dr. Weber has no voting or dispositive control with respect to the shares held by entities affiliated with Domain Associates.
(2)	Beth Seidenberg, a member of our board of directors, is affiliated with Kleiner Perkins Caufield & Byers.
(3)	Joel S. Marcus, a member of our board of directors, is affiliated with Alexandria Real Estate Equities, Inc.

Voting Agreement

We have entered into a voting agreement with certain holders of our common stock and preferred stock, including certain of our named executive officers and directors and entities with which certain of our directors are affiliated, with respect to the election of our directors and certain other matters. All of our current directors were elected pursuant to the terms of this agreement. The voting agreement will terminate upon the closing of this offering. For more information, see “Management—Board Composition.”

Right of First Refusal and Co-Sale Agreement

We have entered into a right of first refusal and co-sale agreement with certain holders of our common stock and preferred stock, including certain of our named executive officers and directors and entities with which certain of our directors are affiliated. This agreement provides the holders of preferred stock a right of purchase and a right of co-sale in respect of sales of securities by certain holders of our common stock and preferred stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and preferred stock, including certain of our named executive officers and directors and entities with which certain of our directors are affiliated. This agreement provides that the holders of common stock issuable upon conversion of our preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. With respect to this offering, the registration rights have been validly waived. In addition to the registration rights, the investors’ rights agreement provides for certain information rights and rights of first refusal. The provisions of the investors’ rights agreement, other than those relating to registration rights, will terminate upon the closing of this offering. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

We intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy, but after presentation, consideration and approval by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 31, 2014, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including RSUs pursuant to which securities may issue within 60 days of March 31, 2014. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 18,724,086 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of March 31, 2014. We have based our calculation of the percentage of beneficial ownership after this offering on             shares of our common stock and             shares of our common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock).

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Atara Biotherapeutics, Inc., 3260 Bayshore Boulevard, Brisbane, California 94005.

Name of beneficial owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	3,479,647	18.6%
Entities affiliated with Domain Associates(2)	2,479,664	13.2%
Entities affiliated with DAG Ventures(3)	2,479,663	13.2%
Entities affiliated with the Baupost Group LLC(4)	2,204,693	11.8%
Inmobiliaria Carso S.A. de C.V.(5)	1,735,764	9.3%
Celgene Corporation(6)	1,633,106	8.7%
Amgen Inc.(7)	1,616,553	8.6%
Isaac E. Ciechanover(8)	1,386,000	7.4%
Alexandria Real Estate Equities, Inc.(9)	985,862	5.3%

Executive Officers and Directors:
Isaac E. Ciechanover(8)	1,386,000	7.4%
Mitchall G. Clark(10)	—	—
Christopher Haqq(11)	349,999	1.9%
John F. McGrath, Jr.(12)	—	—	—
Gad Soffer(13)	—	—	—
Matthew K. Fust(14)	—	—	—
Carol Gallagher(15)	43,518	*	*
Joel S. Marcus(9)	985,862	5.3%
Beth Seidenberg(1)	3,479,647	18.6%
Eckard Weber(2)	—	—
All executive officers and directors as a group (10 persons)(16)	6,245,026	33.4%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)	Consists of 3,378,737 shares of common stock held by Kleiner Perkins Caufield & Byers XV, LLC (“KPCB XV”) and 100,910 shares of common stock held by KPCB XV Founders Fund, LLC (“KPCB XV FF”). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XV and KPCB XV FF is KPCB XV Associates, LLC (“KPCB XV Associates”). Michael Abbott, L. John Doerr, William Gordon, Wen Hsieh, Randy Komisar, Matthew Murphy, Theodore Schlein and Dr. Seidenberg, the managing members of KPCB XV Associates, exercise shared voting and dispositive control over the shares held by KPCB XV. Dr. Seidenberg disclaims beneficial ownership of all shares held by KPCB XV except to the extent of her pecuniary interest therein. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.
(2)	Includes 2,461,400 shares of common stock held by Domain Partners VIII, L.P. and 18,264 shares of common stock held by DP VIII Associates, L.P. The general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P. is One Palmer Square Associates VIII, L.P. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo, the managing members of One Palmer Square Associates VIII, L.L.C., share the power to vote or dispose of the shares held by each such entity. Dr. Weber, a member of our board of directors is an employee of Domain Associates and a member of One Palmer Square Associates VIII, L.L.C. Dr. Weber has no voting or investment control with respect to any of the above noted holdings. Dr. Weber disclaims beneficial ownership of the shares reflected above as beneficially owned by Domain Partners VIII, L.P. and DP VIII Associates, L.P. except to the extent of his pecuniary interest therein. The principal business address of Domain Partners VIII, L.P. and DP VIII Associates, L.P. is One Palmer Square, Suite 515, Princeton, NJ 08542.
(3)	Includes 2,473,638 shares of common stock held by DAG Ventures V-QP, L.P. and 6,025 shares of common stock held by DAG Ventures V, L.P. The general partner of DAG Ventures V, L.P. is DAG Ventures Management V, LLC. John J. Cadeddu, Greg Williams, Young J. Chung, Nick Pianim and R. Thomas Goodrich, the managing members of DAG Ventures Management V, LLC, share the power to vote or dispose of the shares held by each such entity. The principal business address of DAG Ventures V-QP, L.P. and DAG Ventures V, L.P. is 251 Lytton Avenue, Suite 200, Palo Alto, CA 94301.
(4)	The Baupost Group, LLC, of Baupost, manager to Baupost Group Securities, L.L.C., and each of SAK Corp., the manager of Baupost, and Seth A. Klarman, the director of SAK Corp., may be deemed to share voting and investment power with respect to such shares. Baupost’s address is 10 St. James Avenue, Suite 1700, Boston, MA 02116.
(5)

Represents shares held by Control Empresarial de Capitales, S.A. de C.V., a subsidiary of Inmobiliaria Carso S.A. de C.V., or Inmobiliaria. Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit are beneficiaries of a Mexican trust that in turn owns substantially all of the issued and outstanding voting securities of Inmobiliaria. The address for this stockholder is c/o Inmobiliaria Carso S.A. de C.V., Paseo de las Palmas 750, 6th Floor, Lomas de Chapultepec, Mexico, D.F., 11000.

(6)	The address for this stockholder is 86 Morris Avenue, Summit, NJ 07901.
(7)	Includes 816,553 shares of common stock held by Amgen Investments Ltd., an affiliate of Amgen Inc., and 800,000 shares of common stock held by Amgen Inc. The address for Amgen Inc. is One Amgen Center Drive, Mail Stop 28-5-C, Thousand Oaks, CA 91320.
(8)	Represents shares held by the Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/8/08.
(9)	Represents shares held by Alexandria Equities, LLC, an affiliate of Alexandria Real Estate Equities, Inc. The address for this stockholder is 385 East Colorado Boulevard, Suite 299, Pasadena, CA 91101.
(10)	As of March 31, 2014, Mr. Clark also held RSUs for 150,000 shares of common that would not be expected to settle within 60 days after March 31, 2014.
(11)	As of March 31, 2014, Mr. Haqq also held RSUs for 17,246 shares of common that would not be expected to settle within 60 days after March 31, 2014.
(12)	As of March 31, 2014, Mr. McGrath also held RSUs for 218,440 shares of common stock that would not be expected to settle within 60 days after December 31, 2013.
(13)	As of March 31, 2014, Mr. Soffer also held RSUs for 286,232 shares of common stock that would not be expected to settle within 60 days after March 31, 2014.
(14)	As of March 31, 2014, Mr. Fust also held RSUs for 33,333 shares of common that would not be expected to settle within 60 days after March 31, 2014.
(15)	Represents shares of common stock held by the Gallagher Revocable Trust. As of March 31, 2014, Dr. Gallagher also held RSUs for 107,544 shares of common stock that would not be expected to settle within 60 days after March 31, 2014.
(16)	As of March 31, 2014, our directors and executive officers also held RSUs for 935,676 shares of common stock that would not be expected to settle within 60 days after March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the closing of this offering. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for common stock and will undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of 520,000,000 shares, all with a par value of $0.0001 per share, of which 500,000,000 shares will be designated as common stock and 20,000,000 shares will be designated as preferred stock.

As of March 31, 2014, we had outstanding 18,724,086 shares of common stock, which assumes the conversion of all 15,988,087 shares of preferred stock outstanding as of March 31, 2014 into the same number of shares of common stock immediately prior to the closing of this offering. Our outstanding capital stock was held by approximately 16 stockholders of record as of March 31, 2014. As of March 31, 2014, we also had outstanding RSUs for 1,151,770 shares of common stock held by employees, directors and consultants pursuant to our 2012 Plans.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2014, there were 15,988,087 shares of our preferred stock outstanding, which will convert into 15,988,087 shares of our common stock immediately prior to the closing of this offering.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                 shares of preferred stock in one or more series and authorize their issuance, subject to the approval rights of the common stock described above. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock or common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock or common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to an investors’ rights agreement that provides that holders of our preferred stock and certain holders of our common stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than the underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier of five years following the completion of this offering, or when all investors, considered with their affiliates, can sell all of their shares in a 90-day period under Rule 144.

Demand Registration Rights

The holders of an aggregate of 18,374,087 shares of common stock outstanding as of March 31, 2014, including 15,988,087 shares issuable upon conversion of outstanding preferred stock, giving effect to the company conversion as if it occurred on such date, will be entitled to certain demand registration rights. At any time beginning after the earlier of the fifth anniversary of the date of the agreement or six months following the date of this prospectus, the holders of at least 35% of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover such number of shares such that the anticipated aggregate offering price would equal or exceed $30.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 18,374,087 shares of common stock outstanding as of March 31, 2014, including 15,988,087 shares issuable upon conversion of outstanding preferred stock, giving effect to the company conversion as if it occurred on such date, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 18,374,087 shares of common stock outstanding as of March 31, 2014, including 15,988,087 shares issuable upon conversion of outstanding preferred stock, giving effect to the company conversion as if it occurred on such date, will be entitled to certain Form S-3 registration rights. Any holder or holder of at least 25% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $5.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by holders of a majority of our common stock and common stock, voting together as a single class, or by the majority of our whole board of directors, or our chief executive officer.

As described above in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Listing

We intend to apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “ATRA.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2014, upon the closing of this offering,                 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, no exercise of outstanding options and no issuance of shares upon settlement of RSUs. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding after this offering, which will equal                 shares assuming no exercise of the underwriters’ option to purchase additional shares of common stock; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

•

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, our directors and executive officers, and substantially all of our stockholders and RSU holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Goldman, Sachs & Co. and Citigroup Global Capital Markets Inc. may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 18,374,087 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit Plans.”

MATERIAL US FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-US HOLDERS OF OUR COMMON STOCK

The following is a summary of the material US federal income and estate tax consequences to non-US holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential US federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax and does not address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other US federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in US federal income tax consequences different from those discussed below.

This discussion is limited to non-US holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the US federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the US federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid US federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

If an entity or arrangement that is classified as a partnership for US federal income tax purposes holds our common stock, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors as to particular US federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR US FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER US FEDERAL TAX LAWS.

Definition of Non-US Holder

For purposes of this discussion, a non-US holder is any beneficial owner of our common stock that is not a “US person” or a partnership (including any entity or arrangement treated as a partnership) for US federal income tax purposes. A US person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

Distributions on our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. Amounts not treated as dividends for US federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section of this prospectus titled “—Gain on Disposition of our Common Stock” below.

Dividends (out of earnings and profits) paid to a non-US holder of our common stock generally will be subject to US federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-US holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a US taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-US holder holds the stock through a financial institution or other agent acting on the non-US holder’s behalf, the non-US holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-US holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-US holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s US trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-US holder will be exempt from US federal withholding tax. To claim the exemption, the non-US holder must generally furnish a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-US holder’s US trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-US holder in the United States) generally will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in the same manner as if such holder were a resident of the United States. A non-US holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-US holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-US holder generally will not be subject to US federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-US holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-US holder in the United States;

•	the non-US holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for US federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-US holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

The determination of whether we are a USRPHC depends on the fair market value of our US real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for US federal income tax purposes.

Gain described in the first bullet point above generally will be subject to US federal income tax on a net income basis at the regular graduated US federal income tax rates in the same manner as if such holder were a resident of the United States. A non-US holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-US holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to US federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain US-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-US holder has timely filed US federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-US holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a US trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-US holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to payments to a non-US holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-US holder furnishes the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a US person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-US holder should consult with a US tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-US holder’s US federal income tax liability, if any.

Legislation Affecting Taxation of our Common Stock held by or through Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) will impose a US federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the US government to withhold on certain payments and to collect and provide to the US tax authorities substantial information regarding US account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with US owners) or an exemption applies. FATCA also generally will impose a US federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying the direct and indirect US owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-US holder might be eligible for refunds or credits of such taxes. Under certain transition rules, these withholding taxes will be imposed on dividends paid on our common stock after June 30, 2014, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Estate Tax

Individual non-US holders and entities whose property is potentially includible in such an individual’s gross estate for US federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock generally will be treated as US situs property subject to US federal estate tax.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Jefferies LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for the listing of our common stock on The Nasdaq Global Market under the symbol “ATRA”.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Cooley LLP of San Francisco, California, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by Davis Polk & Wardwell LLP of Menlo Park, California, in connection with the offering.

EXPERTS

The combined financial statements as of December 31, 2013, and 2012 and for the year ended December 31, 2013 and for the periods from August 22, 2012 (inception) to December 31, 2012 and from August 22, 2012 (inception) to December 31, 2013 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the combined financial statements and includes an explanatory paragraph referring to the Company (as defined therein) being in the development stage as of December 31, 2013). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.atarabio.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Atara Biotherapeutics, Inc.

Brisbane, California

We have audited the accompanying combined balance sheets of Atara Biotherapeutics, Inc., Nina Biotherapeutics, Inc., Pinta Biotherapeutics, Inc. and Santa Maria Biotherapeutics, Inc. (the development stage companies) (collectively, the “Company”) as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2013, the period from August 22, 2012 (inception) to December 31, 2012, and the period from August 22, 2012 (inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Company at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for the year ended December 31, 2013, the period from August 22, 2012 (inception) to December 31, 2012, and the period from August 22, 2012 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The Company is in the development stage as of December 31, 2013. As discussed in Note 2 to the combined financial statements, successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining additional financing for the successful development, approval and commercialization of product candidates and the achievement of sufficient revenues to support the Company’s cost structure.

/s/ DELOITTE & TOUCHE LLP

San Jose, CA

April 9, 2014

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Combined and Consolidated Balance Sheets

	December 31, 2012	December 31, 2013	March 31, 2014
			(unaudited)
	(In thousands, except share and per share information)
Assets
Current assets
Cash and cash equivalents	$4,207	$51,615	$39,754
Short-term available-for-sale investments	—	—	22,277
Prepaid expenses and other current assets	35	193	260

Total current assets	4,242	51,808	62,291
Property and equipment, net	9	8	8
Other assets	39	12	567

Total assets	$4,290	$51,828	$62,866

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$121	$606	$1,402
Accrued compensation	51	331	199
Series A-1 convertible preferred shares issuable to Amgen	1,003	—	—
Income tax payable	7	155	63
Other accrued liabilities	120	432	1,124

Total current liabilities	1,302	1,524	2,788
Other long-term liabilities	4	230	210

Total liabilities	1,306	1,754	2,998
Commitments and contingencies (Note 5)
Series A convertible preferred stock—$0.0001 par value, liquidation preference of $20,088	4,946	19,909	19,909
Series A-1 convertible preferred stock—$0.0001 par value, liquidation preference of $3,000	1,765	2,768	2,768
Series B convertible preferred stock—$0.0001 par value, liquidation preference of $38,500	—	38,414	51,895
Stockholders’ deficit
Common stock—$0.0001 par value, 9,700,000, 15,605,161 and 1,693,687 shares issued and outstanding as of December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively	1	2	—
Additional paid-in capital	382	2,199	5,538
Notes receivable from stockholder	—	(335)	(299)
Accumulated other comprehensive loss	—	—	(11)
Accumulated deficit	(4,110)	(12,883)	(19,932)

Total stockholders’ deficit	(3,727)	(11,017)	(14,704)

Total liabilities, convertible preferred stock and stockholders’ deficit	$4,290	$51,828	$62,866

See accompanying notes.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Combined and Consolidated Statements of Operations and Comprehensive Loss

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Period from August 22, 2012 (Inception) to December 31, 2013	Three months ended March 31,		Period from August 22, 2012 (Inception) to March 31, 2014
				2013	2014
				(unaudited)		(unaudited)
	(In thousands, except share and per share information)
Expenses:
Research and development	$241	$4,306	$4,547	$354	$2,981	$7,528
Research and development costs paid to Amgen	—	553	553	—	—	553
In-process research and development acquired from Amgen	3,018	—	3,018	—	—	3,018
General and administrative	834	3,756	4,590	932	4,096	8,686

Total expense	4,093	8,615	12,708	1,286	7,077	19,785

Loss from operations	(4,093)	(8,615)	(12,708)	(1,286)	(7,077)	(19,785)
Interest income	—	12	12	2	6	18

Loss before provision for income taxes	(4,093)	(8,603)	(12,696)	(1,284)	(7,071)	(19,767)
Provision (benefit) for income taxes	17	170	187	14	(22)	165

Net loss incurred in the development stage	$(4,110)	$(8,773)	$(12,883)	$(1,298)	$(7,049)	$(19,932)

Other comprehensive loss, net of tax:
Unrealized losses on investments	—	—	—	—	(11)	(11)

Other comprehensive loss	—	—	—	—	(11)	(11)

Comprehensive loss incurred in the development stage	$(4,110)	$(8,773)	$(12,883)	$(1,298)	$(7,060)	$(19,943)

Net loss per common share:
Basic and diluted net loss per common share	$(4.31)	$(6.99)		$(1.20)	$(4.29)

Weighted-average common shares outstanding used to calculate basic and diluted net loss per common share	953,283	1,255,573		1,079,096	1,642,312

See accompanying notes.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Combined and Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholder	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at inception (August 22, 2012)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock for cash	—	—	—	—	—	—	9,400	1	90	—	—	—	91
Issuance of Series A preferred stock for cash, net of offering costs of $54	15,000	4,946	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 preferred stock for license fee to Amgen	—	—	4,591	1,765	—	—	—	—	—	—	—	—	—
Issuance of common stock upon vesting of stock awards	—	—	—	—	—	—	300	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	292	—	—	—	292
Net loss incurred in the development stage	—	—	—	—	—	—	—	—	—	—	—	(4,110)	(4,110)

Balance at December 31, 2012	15,000	4,946	4,591	1,765	—	—	9,700	1	382	—	—	(4,110)	(3,727)

Issuance of common stock for cash, net of offering costs of $1	—	—	—	—	—	—	800	—	—	—	—	—	—
Issuance of Series A preferred stock for cash, net of offering costs of $124	45,263	14,963	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 preferred stock for license fee to Amgen	—	—	2,609	1,003	—	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock for cash, net of offering costs of $86	—	—	—	—	56,587	38,414	—	—	—	—	—	—	—
Notes receivable from stockholder	—	—	—	—	—	—	—	—	—	(331)	—	—	(331)

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Combined and Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholder	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Interest income accrued on notes receivable from stockholder	—	—	—	—	—	—	—	—	—	(4)	—	—	(4)
Issuance of common stock upon vesting of stock awards	—	—	—	—	—	—	5,105	1	104	—	—	—	105
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,713	—	—	—	1,713
Net loss incurred in the development stage	—	—	—	—	—	—	—	—	—	—	—	(8,773)	(8,773)

Balance at December 31, 2013	60,263	19,909	7,200	2,768	56,587	38,414	15,605	2	2,199	(335)	—	(12,883)	(11,017)
Issuance of Series B preferred stock, net of offering costs of $19 (unaudited)	—	—	—	—	19,842	13,481	—	—	—	—	—	—	—
Repayment of notes receivable from stockholder (unaudited)	—	—	—	—	—	—	—	—	—	37	—	—	37
Interest income accrued on notes receivable from stockholder (unaudited)	—	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Issuance of common stock upon vesting of stock awards (unaudited)	—	—	—	—	—	—	838	—	20	—	—	—	20
Recapitalization (Note 2) (unaudited)	(53,567)	—	(6,400)	—	(67,937)	—	(14,749)	(2)	2	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	3,317	—	—	—	3,317
Unrealized losses on available-for-sale investments (unaudited)	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Net loss incurred in the development stage (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(7,049)	(7,049)

Balance at March 31, 2014 (unaudited)	6,696	$19,909	800	$2,768	8,492	$51,895	1,694	$—	$5,538	$(299)	$(11)	$(19,932)	$(14,704)

See accompanying notes.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Combined and Consolidated Statements of Cash Flows

	Period from August 22, 2012 (Inception) to December 31, 2012	Year ended December 31, 2013	Period from August 22, 2012 (Inception) to December 31, 2013	Three months ended March 31,		Period from August 22, 2012 (Inception) to March 31, 2014
				2013	2014
				(unaudited)		(unaudited)
	(In thousands)
Operating activities
Net loss incurred in the development stage	$(4,110)	$(8,773)	$(12,883)	$(1,298)	$(7,049)	$(19,932)
Adjustments to reconcile net loss incurred in the development stage to net cash used in operating activities:
In-process research and development acquired from Amgen	2,768	—	2,768	—	—	2,768
Depreciation expense	—	4	4	1	1	5
Investment premium amortization, net	—	—	—	—	16	16
Stock-based compensation expense	292	1,713	2,005	348	3,317	5,322
Interest accrued on notes receivable from stockholder	—	(4)	(4)	—	(1)	(5)
Changes in operating assets and liabilities:
Other assets	(39)	27	(12)	(2)	1	(11)
Prepaid expenses and other current assets	(35)	(158)	(193)	(161)	44	(149)
Accounts payable	121	485	606	247	421	1,027
Income tax payable	7	148	155	12	(92)	63
Other accrued liabilities	120	312	432	103	557	989
Accrued compensation	51	280	331	21	(132)	199

Net cash used in operating activities	(825)	(5,966)	(6,791)	(729)	(2,917)	(9,708)
Investing activities
Purchase of short-term investments	—	—	—	—	(22,414)	(22,414)
Purchase of property and equipment	(9)	(3)	(12)	—	(1)	(13)

Net cash used in investing activities	(9)	(3)	(12)	—	(22,415)	(22,427)
Financing activities
Proceeds from sale of common stock	91	—	91	—	—	91
Repayment of notes receivable from stockholder	—	—	—	—	37	37
Proceeds from sale of unvested restricted stock	4	—	4	—	—	4
Proceeds from sale of convertible preferred stock	5,000	53,587	58,587	15,088	13,500	72,087
Offering costs incurred in connection with sale of convertible preferred stock	(54)	(210)	(264)	(125)	(19)	(283)
Offering costs incurred in anticipation of initial public filing	—	—	—	—	(47)	(47)

Net cash provided by financing activities	5,041	53,377	58,418	14,963	13,471	71,889

Increase (decrease) in cash and cash equivalents	4,207	47,408	51,615	14,234	(11,861)	39,754
Cash and cash equivalents-beginning of period	—	4,207	—	4,207	51,615	—

Cash and cash equivalents-end of period	$4,207	$51,615	$51,615	$18,441	$39,754	$39,754

Non-cash financing activities
Issuance of Series A-1 convertible preferred stock to Amgen in exchange for license	$1,765	$1,003	$2,768	$1,003	$—	$2,768

Change in obligation to issue Series A-1 convertible preferred stock to Amgen	$1,003	$(1,003)	$—	$(1,003)	$—	$—

Issuance of common stock upon vesting of stock awards	$—	$105	$105	$1	$20	$125

Change in other long-term liabilities related to non-vested stock awards	$—	$226	$226	$331	$(20)	$206

Restricted stock issued to related party in exchange for notes receivable	$—	$331	$331	$331	$—	$331

Obligations incurred for offering costs in anticipation of initial public filing	—	—	$—	$—	$510	$510

Supplemental cash flow disclosure—Cash paid for taxes	$9	$22	$31	$2	$70	$101

See accompanying notes.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

1.	Organization and Description of Business

Atara Biotherapeutics, Inc. (“Atara”), Nina Biotherapeutics, Inc. (“Nina”), Santa Maria Biotherapeutics, Inc. (“Santa Maria”) and Pinta Biotherapeutics, Inc. (“Pinta”) (collectively, the “Company,” “we” or “our”) were incorporated in August 2012 in Delaware. We are a clinical-stage biopharmaceutical company developing novel therapeutics, with an initial focus on biologics for muscle wasting conditions and oncology. Atara was formed as a management company with the sole purpose of providing management, financial and administrative services for Nina, Pinta and Santa Maria.

Our product candidate portfolio was acquired through licensing arrangements with Amgen Inc. (“Amgen”) in exchange for convertible preferred stock, milestone payments and commitments for future royalties. See Note 4. Our primary source of funding has been from the issuance of preferred stock. Through March 31, 2014, we have raised $71.8 million in cash from issuances of convertible preferred stock, net of issuance costs, which has been and will be used to fund preclinical studies and clinical trials related to the acquired product candidate portfolio. We have no revenue and have incurred losses since inception.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Recapitalization

The accompanying combined and consolidated financial statements have been prepared in accordance with US generally accepted accounting principles and include all adjustments necessary for the presentation of our combined and consolidated financial position, results of operations and cash flows as of the dates and for the periods presented. For the period from inception on August 22, 2012 through March 31, 2014, we were development stage enterprises, as we had not yet begun to generate revenues. The statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows present our cumulative combined and consolidated financial information for the period from inception on August 22, 2012 through March 31, 2014.

Prior to March 31, 2014, the accompanying financial statements include the operations of Atara, Nina, Pinta and Santa Maria on a combined basis as the four individual companies were under common ownership and common management since inception. All intercompany transactions have been eliminated.

On March 31, 2014, our boards of directors approved and we implemented a recapitalization (the “Recapitalization”) in which (a) all the outstanding shares of common stock of Atara were cancelled and forfeited by existing stockholders and (b) the stockholders of Nina, Pinta and Santa Maria exchanged their existing common and convertible preferred stock for newly-issued shares of Atara, with the same rights and privileges as the outstanding capital stock of Nina, Pinta and Santa Maria. The shares were exchanged on a collective nine-for-one basis. The Recapitalization lacked economic substance as the newly-issued shares have the same rights and privileges as the previously outstanding capital stock of Nina, Pinta and Santa Maria and there was no change in ownership percentages of the individual stockholders. As a result of the Recapitalization, Nina, Pinta and Santa Maria became wholly owned subsidiaries of Atara effective March 31, 2014. The Recapitalization is considered a tax-free exchange for US federal income tax purposes.

Because the four individual companies were under common ownership and the Recapitalization lacked economic substance, we accounted for the Recapitalization as a combination of businesses under common control. The assets and liabilities of Nina, Pinta and Santa Maria were recorded by Atara at their historical carrying amounts on March 31, 2014 and beginning March 31, 2014, the financial statements of the Company are presented on a consolidated basis.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

In connection with the Recapitalization, Atara assumed the separate equity incentive plans sponsored by Nina, Pinta and Santa Maria and all outstanding RSUs and restricted stock awards granted under such plans. At the time of settlement, each employee or consultant will receive one share of common stock of Atara for three shares in each of Nina, Pinta, and Santa Maria (collectively, a nine-for-one exchange). At the date of the Recapitalization, RSUs and restricted stock awards issued by Nina, Pinta and Santa Maria to Atara employees became employee awards and the awards’ grant dates were established as the Recapitalization date. No new grants will be made under these plans going forward and any new employee incentive grants will be made under a new 2014 Equity Incentive Plan.

Also at the time of the Recapitalization, the mandatory conversion price of the convertible preferred stock upon an initial public offering was reduced from three times the Series B convertible preferred stock price to 1.6 times the Series B convertible preferred stock price.

The following table summarizes the combined shares issued by Nina, Pinta and Santa Maria prior to and by Atara after the Recapitalization:

	Prior to Recapitalization March 31, 2014	After Recapitalization March 31, 2014
	(unaudited)	(unaudited)
Series A convertible preferred stock	60,263,250	6,695,913
Series A-1 convertible preferred stock	7,200,000	800,000
Series B convertible preferred stock	76,429,608	8,492,174

	143,892,858	15,988,087

Common stock	16,443,185	1,693,687

Unaudited Interim Financial Statements

The unaudited interim financial statements as of March 31, 2014 and for the three months ended March 31, 2013 and 2014, and for the period from August 22, 2012 (inception) to March 31, 2014 and the related interim information contained within the notes to the combined and consolidated financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of March 31, 2014 and its results of operations and cash flows for the three months ended March 31, 2013 and 2014, and for the period from August 22, 2012 (inception) to March 31, 2014. The results of operations and cash flows for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or for any other future annual or interim period.

Liquidity

We have incurred significant operating losses since inception and have relied on private equity financings to fund operations. At March 31, 2014, we had an accumulated deficit of $19.9 million. As we continue to incur losses, our transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support our cost structure. We may never achieve profitability, and unless and until we do, we will need to continue to raise additional capital. Management expects that existing cash and cash equivalents as of March 31, 2014 will be sufficient to fund our current operating plan through the end of 2015.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relied upon in preparing these combined and consolidated financial statements include the fair value of common stock, the fair value of preferred stock and estimates related to clinical trial accruals. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less at the date of purchase, consisting of money market funds that earn interest and dividends overnight. The fair value of these investments approximates their cost.

Investments

Our available-for-sale investments consist primarily of corporate bonds and commercial paper. Investments with original maturities of greater than 90 days are classified as short-term available-for-sale securities on the combined and consolidated balance sheets.

Our investments in available-for-sale securities are reported at fair value. Unrealized gains and losses related to changes in the fair value of securities are recognized in accumulated other comprehensive loss, net of tax, on our combined and consolidated balance sheets. Changes in the fair value of available-for-sale securities impact the statements of operations only when such securities are sold or an other-than-temporary impairment is recognized. Realized gains and losses on the sale of securities are determined by specific identification of each security’s cost basis. We regularly review our investment portfolio to determine if any security is other-than-temporarily impaired, which would require us to record an impairment charge in the period any such determination is made. In making this judgment, we evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer and any changes thereto, and our intent to sell, or whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. Our assessment on whether a security is other-than-temporarily impaired could change in the future due to new developments or changes in assumptions related to any particular security.

Fair Value Measurement

The carrying amounts of certain of our financial instruments including cash equivalents, accounts payable and accrued liabilities approximate fair value due to their short maturities. Short-term investments are comprised of available-for-sale securities, which are carried at fair value.

Concentration of Credit Risk and Other Uncertainties

We place cash and cash equivalents in the custody of financial institutions that management believes are of high credit quality, which at times, may be in excess of the amount insured by the Federal Deposit Insurance Corporation. We also have short-term investments in money market funds, corporate bonds and commercial paper backed by US Government or private insurers, which can be subject to certain credit risk. However, we mitigate the risks by investing in high-grade instruments, limiting our exposure to any one issuer, and monitoring the ongoing creditworthiness of the financial institutions and issuers.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

We are subject to certain risks and uncertainties and believe that changes in any of the following areas could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory approval and market acceptance of, and reimbursement for, our product candidates; performance of third-party clinical research organizations and manufacturers upon which we rely; development of sales channels; protection of our intellectual property; litigation or claims against us based on intellectual property, patent, product, regulatory or other factors; and our ability to attract and retain employees necessary to support our growth.

Fair Value of Financial Instruments

Our financial assets and liabilities carried at fair value are primarily comprised of investments in money market funds, corporate bonds and commercial paper. The fair value accounting guidance requires that assets and liabilities be carried at fair value and classified in one of the following three categories:

Level 1:	Quoted prices in active markets for identical assets or liabilities that we have the ability to access

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves

Level 3:	Inputs that are unobservable data points that are not corroborated by market data

We review the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels of certain securities within the fair value hierarchy. We recognize transfers into and out of levels within the fair value hierarchy in the period in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, and Level 3 during the period from August 22, 2012 (inception) to December 31, 2012, the year ended December 31, 2013 and the three months ended March 31, 2014.

The following table represents the fair value hierarchy for our financial assets and financial liabilities measured at fair value on a recurring basis:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
	(in thousands)
At December 31, 2013:
Cash equivalents:
Money market funds	$51,615	$51,615	$—

At March 31, 2014 (unaudited):
Cash equivalents:
Money market funds	$39,754	$39,754	$—

Short-term Investments:
Corporate bonds	$19,285	$—	$19,285
Commercial paper	$2,992	$—	$2,992

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Financial assets and liabilities are considered Level 2 when their fair values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, Level 2 financial instruments are valued using comparisons to like-kind financial instruments and models that use readily observable market data as their basis.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable. We have no Level 3 financial assets and liabilities.

Available-for-sale investments are carried at fair value and are included in the tables above under short-term investments. The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

	Total Amortized Cost	Total Unrealized Gain	Total Unrealized Loss	Total Fair Value
	(in thousands)
At March 31, 2014 (unaudited):
Short-term investments:
Corporate bonds	$19,296	$3	$(14)	$19,285
Commercial paper	2,992	—	—	2,992

Total short-term investments	$22,288	$3	$(14)	$22,277

The amortized cost and fair value of available-for-sale debt investments, by contractual maturity, were as follows:

	Total Amortized Cost	Total Fair Value
	(in thousands)
At March 31, 2014 (unaudited):
Maturing within one year	$14,214	$14,208
Maturing in one to five years	8,075	8,069

Short-term available for sale investments	$22,289	$22,277

Segment and Geographic Information

We operate and manage our business as one reporting and one operating segment, which is the business of developing and commercializing therapeutics. Our chief executive officer (“CEO”), who is our chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. All of our assets are located in the United States.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Maintenance and repairs are charged to operations as incurred.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Long-lived Assets

We evaluate the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. To date, there have been no such impairment losses.

Convertible Preferred Stock

We recorded issued convertible preferred stock at fair value on the dates of issuance. The convertible preferred stock is recorded outside of stockholders’ deficit because the shares contain liquidation features that are not solely within our control. We have elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate us to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to increase the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Estimated Fair Value of Series A-1 Convertible Preferred Stock

In consideration for the licenses of our product candidate portfolio, we issued 7,200,000 shares of Series A-1 convertible preferred stock (800,000 shares after giving effect to the Recapitalization) and paid $250,000 to Amgen. We estimated the fair value of the acquired licenses to be the sum of $250,000 and the fair value of the Series A-1 convertible preferred stock preferred stock issued. This amount was expensed as acquired in-process research and development during the period from August 22, 2012 (inception) to December 31, 2012. See Note 4.

We estimated the fair value of our Series A-1 preferred stock to be $2,768,000 by using the option pricing model, or OPM, backsolve method. OPM treats the rights of the holders of shares of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the Series A-1 convertible preferred stock can be determined by estimating the value of its portion of each of these call option rights. The OPM backsolve method derives the implied equity value of a company from a recent transaction involving the company’s own securities issued on an arm’s-length basis. This implied equity value was then allocated to each part of our capital structure, including our Series A-1 convertible preferred stock and common stock. Significant assumptions included an estimated volatility of 53.3%, a risk free interest rate of 0.28% and a time to exit of 2.25 years.

Stock-Based Compensation Expense

We account for stock-based compensation expense, including the expense of restricted common stock awards and grants of restricted stock units that may be settled in shares of our common stock (“RSUs”), based on the fair values of the equity instruments issued. The fair value is determined on the measurement date, which is generally the date of grant for employee awards and the date when the service performance is completed for non-employees. The fair value for our restricted common stock awards is their intrinsic value, which is the difference between the fair value of the underlying stock at the measurement date and the purchase price. The fair value of our RSUs is the fair value of the

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

underlying stock at the measurement date. Stock-based compensation expense for awards with time-based vesting criteria is recognized as expense on a straight-line basis over the requisite service period for employees and on an accelerated graded vesting basis for non-employees. For employees’ awards with performance-based vesting criteria, we assess the probability of the achievement of the performance conditions at the end of each reporting period and recognize the share-based compensation costs when it becomes probable that the performance conditions will be met. For non-employees’ awards with performance-based vesting criteria, we assess all possible outcomes at the end of each reporting period and recognize the lowest aggregate fair value in the range of possible outcomes. The lowest value in the range of possible outcomes may be zero. For awards that are subject to both service and performance conditions, no expense is recognized until it is probable that performance conditions will be met.

The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations with effective dates as of December 31, 2012, March 5, 2013, November 25, 2013, January 8, 2014 and March 31, 2014.

For each valuation date through January 8, 2014, we determined the fair value of our common stock by using the OPM backsolve method. We adjusted our estimates of fair value between valuation periods based upon changes in overall market conditions or achievement of milestones.

Our board of directors instructed management to consider an initial public offering in late January and in early March 2014, we selected investment bankers. The increased probability of an initial public offering was taken into consideration in the March 31, 2014 valuation, which is a critical factor contributing to the increase in the fair value of our common stock as of that date. For purposes of the March 31, 2014 valuation, a hybrid method was used to determine the fair value of our common stock, which incorporated use of both the probability-weighted return methodology, or PWERM, and the OPM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. In the hybrid method, the OPM is used to estimate the allocation of value within one or more of PWERM scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. The hybrid model was selected at this time for the reasons described relating to our plans for a potential initial public offering.

Under the hybrid method, the OPM was used to allocate the equity value considering the probability that an initial public offering does not occur in the near-term. Under this scenario, private transactions in our Series B shares and a discounted cash flow analysis were utilized to determine the fair value of the company. This value was then allocated using an OPM to determine the fair value of our shares under this scenario. The PWERM scenarios in the hybrid method consider three near-term exit events. The first scenario assumed we would complete an initial public offering within four months, the second scenario assumed we would complete an initial public offering within 13 months and the third scenario assumed we would complete an initial public offering within 21 months. The estimated time to liquidity was based on the probability weighted time of a liquidity event considering the four scenarios.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Significant assumptions for each valuation include:

	Combined Common Stock Value(1)	Volatility(2)	Risk-free Rate	Years to Exit	Discount for Lack of Marketability
December 31, 2012	$1.23	53.3%	0.28%	2.25	29.7%
March 5, 2013	$1.26	54.5%	0.25%	2.00	29.7%
November 25, 2013	$1.97	54.2%	0.26%	1.75	26.9%
January 8, 2014	$2.06	53.2%	0.32%	1.63	25.5%
March 31, 2014(3)	$6.61	56.0%	0.14%	1.03	21.8%

(1)	Common stock value is presented giving effect to the Recapitalization.
(2)	The computation of expected volatility is based on the historical volatility of a representative group of public biotechnology and life sciences companies with similar characteristics, including early stage of product development and therapeutic focus.
(3)	Derived by using OPM and PWERM in the hybrid method using multiple scenarios.

Research and Development Expense

Research and development expense consists of costs incurred in performing research and development activities, including compensation and benefits for research and development employees, an allocation of facility and overhead expenses, expenses incurred under agreements with contract research organizations and investigative sites that conduct clinical trials and preclinical studies, the costs of acquiring and manufacturing clinical trial materials, and other supplies and costs associated with product development efforts, preclinical activities and regulatory operations. Research and development costs are expensed as incurred.

Costs for preclinical study and clinical trial activities are recognized based on an evaluation of our vendors’ progress towards completion of specific tasks, using data such as patient enrollment, clinical site activations or information provided to us by our vendors regarding their actual costs incurred. Payments for these activities are based on the terms of individual contracts and payment timing may differ significantly from the period in which the services are performed. We determine accrual estimates through reports from and discussions with applicable personnel and outside service providers as to the progress or state of completion of trials, or the services completed. Our estimates of accrued expenses as of each balance sheet date are based on the facts and circumstances known at the time. Costs that are paid in advance of performance are deferred as a prepaid expense and amortized over the service period as the services are provided.

Income Taxes

We use the assets and liability method to account for income taxes. We record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce net deferred tax assets to the amount that is more likely than not to be realized. Based on the available evidence, we are unable, at this time, to support the determination that it is more likely than not that our deferred tax assets will be utilized in the future. Accordingly, we recorded a full valuation allowance as of December 31, 2013 and 2012. We intend to maintain valuation allowances until sufficient evidence exists to support its reversal.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period resulting from transactions from non-owner sources. Other comprehensive loss includes net loss and unrealized losses on available-for-sale investments.

Net Loss Per Common Share

Basic net loss per common share is presented, giving effect to the Recapitalization, including cancellation of existing Atara common stock and a nine-for-one share exchange and is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration of common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of shares of common stock and common share equivalents outstanding for the period. Common share equivalents are only included in the calculation of diluted net loss per common share when their effect is dilutive. Our convertible preferred stock and restricted stock awards are considered to be participating securities as they are entitled to participate in undistributed earnings with shares of common stock. Due to net losses, there is no impact on earnings per share calculation in applying the two-class method since the participating securities have no legal requirement to share in any losses.

Potential dilutive securities, which include convertible preferred stock and unvested restricted common stock awards have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per common share and be antidilutive. Therefore, the denominator used to calculate both basic and diluted net loss per common share is the same in all periods presented.

The following shares of potentially dilutive securities, give effect to the Recapitalization, and have been excluded from the computations of diluted net loss per common share as the effect of including such securities would be antidilutive:

	Period from August 22, 2012 (Inception) to December 31, 2012	Year Ended December 31, 2013	Three months ended March 31,
			2013	2014
			(unaudited)
Convertible preferred stock	1,170,861	7,536,896	5,211,754	15,792,123
Unvested restricted common stock	423,990	1,027,281	881,838	1,006,687

	1,594,851	8,564,177	6,093,592	16,798,810

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued a new accounting standard to clarify that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use and the entity does not intend to use the deferred tax asset for such a purpose, then the unrecognized tax benefit should be presented as a liability. We adopted this new standard effective January 1, 2014. The adoption of this new accounting standard did not have a significant impact on our financial condition or results of operations.

Subsequent Events

We evaluated subsequent events from December 31, 2013 through April 9, 2014 and from March 31, 2014 through May 22, 2014, the date when these combined and consolidated financial statements were available for issuance. We have concluded that no subsequent events have occurred that require disclosure.

3.	Property and Equipment

Property and equipment consists of computer equipment and software, which is depreciated over the estimated useful lives of the assets, ranging from three to five years. Depreciation and amortization expense for the period from August 22, 2012 (inception) to December 31, 2012, the year ended December 31, 2013 and the period from August 22, 2012 (inception) to December 31, 2013 was $246, $3,577, and $3,823, respectively. Accumulated depreciation and amortization as of December 31, 2012 and 2013 was $246 and $3,823 respectively.

Depreciation and amortization expense for the three months ended March 31, 2013 and 2014 and the period from August 22, 2012 (inception) to March 31, 2014 was $737, $1,115 and $4,938, respectively. Accumulated depreciation and amortization as of March 31, 2014 was $4,938.

4.	Related Party License Agreement

In September 2012, we entered into three license agreements with Amgen for the development, manufacturing, use and distribution of products using certain proprietary compounds. Under the terms of these agreements, we paid $250,000 and issued 7,200,000 shares of Series A-1 convertible preferred stock (2,400,000 shares of each of Nina, Pinta and Santa Maria) to Amgen. As described further in Note 5, we may also be required to make additional payments to Amgen based upon the achievement of specified development, regulatory, and commercial milestones, as well as mid-single-digit percentage royalties on future sales of products resulting from development of this purchased technology, if any. These agreements expire at the end of all royalty obligations to Amgen and, upon expiration, the licenses will be fully paid, royalty-free, irrevocable and non-exclusive.

The license agreements with Amgen did not provide for the acquisition of employees, facilities or ongoing services and we determined that the acquired license rights did not constitute an acquisition of a business. As the licensed compounds are in an early stage of development, and the underlying technology has no alternative future uses, the $3,018,000 total of the upfront payment of $250,000 and the $2,768,000 value of the Series A-1 convertible preferred stock issuable under the agreements was recorded as acquired in-process research and development expense in our combined statements of

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

operations and comprehensive loss for the period from August 22, 2012 (inception) to December 31, 2012. Milestones and royalties are contingent upon future events and will be recorded as expense when it is probable that the milestones will be achieved and we can reasonably estimate payment amounts.

In 2012, we issued 4,591,305 shares of Series A-1 convertible preferred stock valued at $1,765,000 to Amgen and recorded a liability of $1,003,000 for the value of the remaining 2,608,695 shares of Series A-1 convertible preferred stock that we were obligated to issue to Amgen. These shares were issued in January and March 2013.

In 2013, Amgen purchased 7,348,977 shares of Series B convertible preferred stock for $5,000,000. At December 31, 2013, Amgen owns 9.8% of our outstanding voting capital stock on a combined basis. Amgen does not have any rights to participate in our product candidates’ development and is not represented on our boards of directors.

During 2013, we purchased additional clinical supplies for a total purchase price of $552,772 from Amgen, which was recorded as research and development costs paid to Amgen in 2013.

We made no purchases from Amgen during the three months ended March 31, 2013 and 2014.

5.	Commitments and Contingencies

Operating Leases

In September 2013, we entered into a noncancelable operating lease for our facility in Westlake Village, California. The lease term commenced in October 2013 and will expire in October 2014. Rent expense for this facility is recognized on a straight-line basis over the term of the lease, and the difference between amounts paid and amounts recorded as rent expense are recorded as deferred rent. Future minimum lease payments under this lease are $31,900 in 2014.

We also lease an office facility in Brisbane, California under a sublease that expires in January 2015. Future minimum payments under this lease are $23,220 in 2014 and $811 in 2015. Rent expense for the period from August 22, 2012 (inception) to December 31, 2012, the year ended December 31, 2013 and the period from August 22, 2012 (inception) to December 31, 2013 was $8,250, $57,553, and $65,803, respectively.

Rent expense for the three months ended March 31, 2013 and 2014 and the period from August 22, 2012 (inception) to March 31, 2014 was $13,181, $14,640 and $80,443, respectively.

Related Party License Agreements

Under the terms of our license agreements with Amgen, we are obligated to make additional milestone payments to Amgen of up to $86.0 million upon the achievement of certain development and regulatory approval milestones. Of these milestone payments, $14.0 million relate to milestones for clinical trials. The remaining $72.0 million relate to milestones for regulatory approvals in various territories and are anticipated to be made no earlier than 2017. Thereafter, we are obligated to make tiered payments based on achievement of commercial milestones based upon net sales levels. The maximum payments would be $206.0 million based on sales of over $1 billion for each of three products in a calendar year. We are also obligated to pay mid-single-digit percentage tiered royalties on future net sales of products which are developed and approved as defined by the agreements. Our royalty obligations as to a particular licensed product will be payable, on a country-by-country and

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

product-by-product basis, until the later of (a) the date of expiration of the last to expire valid claim within the licensed patents that covers the manufacture, use or sale, offer to sell, or import of such licensed product by us or a sublicense in such country, (b) loss of regulatory exclusivity or (c) 10 years after the first commercial sale of the applicable licensed product in the applicable country. As of December 31, 2013 and March 31, 2014, there were no outstanding obligations due to Amgen. We expect to make a $1.0 million milestone payment in the second quarter of 2014.

In accordance with terms of the agreements, we use commercially reasonable efforts to pay costs related to the preparation, filing, prosecution, defense and maintenance of the patents covered by the license agreements. In 2012 and 2013, we incurred expenses of $0.1 million and $0.8 million related to the preparation, filing and maintenance of patents. During the three months ended March 31, 2013 and 2014, we incurred expenses of $294,591 and $218,072, respectively, related to the preparation, filing and maintenance of patents.

Indemnification Agreements

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for indemnification for certain liabilities. The exposure under these agreements is unknown because it involves claims that may be made against us in the future but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations. We also have indemnification obligations to our directors and executive officers for specified events or occurrences, subject to some limits, while they are serving at our request in such capacities. There have been no claims to date and we believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2013 and March 31, 2014.

6.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible preferred shares issued and authorized as of December 31, 2012 and 2013 were as follows:

	As of December 31, 2012
	Nina		Pinta		Santa Maria		Combined Total
	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value
	(dollars in thousands)
Issued and outstanding:
Series A convertible preferred stock	5,000,000	$574	5,000,000	$2,478	5,000,000	$1,894	15,000,000	$4,946
Series A-1 convertible preferred stock	1,530,435	365	1,530,435	864	1,530,435	536	4,591,305	1,765

	6,530,435	$939	6,530,435	$3,342	6,530,435	$2,430	19,591,305	$6,711

Authorized:
Series A convertible preferred stock	17,000,000		17,000,000		17,000,000		51,000,000
Series A-1 convertible preferred stock	2,400,000		2,400,000		2,400,000		7,200,000

	19,400,000		19,400,000		19,400,000		58,200,000

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

	As of December 31, 2013
	Nina		Pinta		Santa Maria		Combined Total
	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value
	(dollars in thousands)
Issued and outstanding:
Series A convertible preferred stock	20,087,750	$2,306	20,087,750	$9,963	20,087,750	$7,640	60,263,250	$19,909
Series A-1 convertible preferred stock	2,400,000	573	2,400,000	1,355	2,400,000	840	7,200,000	2,768
Series B convertible preferred stock	18,862,455	2,496	18,862,455	17,960	18,862,455	17,958	56,587,365	38,414

	41,350,205	$5,375	41,350,205	$29,278	41,350,205	$26,438	124,050,615	$61,091

Authorized:

Series A convertible preferred stock	20,087,750		20,087,750		20,087,750		60,263,250

Series A-1 convertible preferred stock	2,400,000		2,400,000		2,400,000		7,200,000

Series B convertible preferred stock	22,048,016		22,048,016		22,048,016		66,144,048

	44,535,766		44,535,766		44,535,766		133,607,298

	As of March 31, 2014 (unaudited)
	Authorized Shares	Outstanding Shares	Carrying Value

	(dollars in thousands)
Series A convertible preferred stock	6,695,913	6,695,913	$19,909
Series A-1 convertible preferred stock	800,000	800,000	2,768
Series B convertible preferred stock	8,492,174	8,492,174	51,895

	15,988,087	15,988,087	$74,572

Original issuance prices of Series A convertible preferred stock, prior to issuance costs, were $0.117, $0.500 and $0.383 per share, for Nina, Pinta and Santa Maria, respectively, or $1.00 per share on a combined basis. Original issuance prices of Series B convertible preferred stock, prior to issuance costs were $0.133, $0.954 and $0.954 per share, for Nina, Pinta and Santa Maria, respectively, or $2.04 per share on a combined basis. Amgen contributed licenses for issued Series A-1 convertible preferred stock with fair values of $0.239, $0.565 and $0.350 per share for Nina, Pinta and Santa Maria, respectively, or $1.15 per share on a combined basis.

In connection with the Recapitalization on March 31, 2014, the stockholders of Nina, Pinta and Santa Maria exchanged three shares of each company’s preferred stock for one share of Atara preferred stock (a collective nine-for-one basis). The deemed original issuance prices of the new Atara preferred shares, for the calculation of the dividends and liquidation preference discussed below are $3.00, $3.75, and $6.1233 for Series A, Series A-1, and Series B, respectively.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Nina, Pinta and Santa Maria issued convertible preferred stock with the same rights and privileges to the same investors. As of December 31, 2013, Atara had not issued any convertible preferred stock. In connection with the Recapitalization on March 31, 2014, Atara issued convertible preferred stock with the same rights and privileges and with the same ownership percentages as the convertible preferred stock previously issued by Nina, Pinta and Santa Maria. The significant rights, privileges, and preferences of our convertible preferred stock are as follows:

Dividend Provisions

The holders of the outstanding shares of convertible preferred stock are entitled to receive, when and if declared by our boards of directors, noncumulative annual dividends at a rate of 8% of the $20,087,750 and $38,500,000 liquidation preferences for the Series A and Series B convertible preferred stock, respectively, and 8% of the $3,000,000 liquidation preference for Series A-1 convertible preferred stock. After payments of such dividends, any additional dividends are paid to common and convertible preferred stock holders on an as-converted to common stock basis. No dividends were declared or paid through March 31, 2014.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series B convertible preferred stock are entitled to receive a liquidation amount of $38,500,000 plus all declared but unpaid dividends prior and in preference to the holders of Series A and Series A-1 convertible preferred stock and the common stock. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of the Series A-1 convertible preferred and Series A convertible preferred stock, pro rata as a single group, are entitled to receive a liquidation amount of $20,087,750 and $3,000,000, respectively, plus all declared but unpaid dividends prior and in preference to the common stockholders. Thereafter, any proceeds remaining for distribution would be distributed pro rata among the common stockholders. Holders of convertible preferred stock may choose to receive the liquidation preference described above as preferred stockholders or instead may participate with the common stock in remaining liquidation proceeds on an as-converted to common stock basis.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder and at any time, into shares of common stock on a one-for-one basis, subject to certain anti-dilution adjustments.

Each share of convertible preferred stock, subject to certain anti-dilution adjustments, will be automatically converted into one fully paid and nonassessable share of common stock at the applicable conversion rate upon the earlier of: (i) an initial public offering with a pre-initial public offering valuation that results in a price to the public of at least three times the Series B issue price (reduced to 1.6 times following the Recapitalization—see Note 2) and minimum proceeds to us of $30,000,000 or (ii) the date specified by a vote of the holders of a majority of outstanding shares of preferred stock.

Subject to customary exceptions, our amended and restated certificates of incorporation provide anti-dilution protection for holders of convertible preferred stock in the event that we issue additional shares of common stock, options or rights to purchase common stock or securities convertible into common stock without consideration or at a price per share that is less than the then-effective conversion price of any series of the convertible preferred stock, which is referred to as a dilutive issuance. Our amended and restated certificates of incorporation provide that the conversion price shall be adjusted to protect holders of convertible preferred stock from certain dilutive issuances based on a weighted-average formula.

In addition to the anti-dilution protections described above, the conversion price of the convertible preferred stock is subject to adjustments for stock splits, dividends and recapitalizations.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Voting Rights

The holder of each share of convertible preferred stock has the right to one vote for each share of common stock into which such share of convertible preferred stock could be converted. Additionally, specific protective provisions require approval of the holders of a majority of the outstanding shares of convertible preferred stock.

Election of Directors

The members of the boards of directors of Nina, Pinta and Santa Maria were identical for all three companies for the periods presented and were elected as follows: (i) one person was elected by the holders of the common stock; (ii) two persons were elected by the holders of our Series A convertible preferred stock;(iii) one person was elected by the holders of our Series B convertible preferred stock; and (iv) the remaining directors were elected by the holders of our common stock and convertible preferred stock as a single class.

The members of the board of directors of Atara after the Recapitalization were elected as follows: (i) one person was elected by the holders of the common stock; (ii) two persons were elected by the holders of our Series A convertible preferred stock; (iii) one person was elected by the holders of our Series B convertible preferred stock; and (iv) the remaining directors were elected by the holders of our common stock and convertible preferred stock as a single class.

7.	Common Stock and Additional Paid-in Capital

Common stock issued, outstanding and authorized and additional paid-in capital as of December 31, 2012 and 2013 were as follows:

	As of December 31, 2012
	Nina		Pinta		Santa Maria		Atara		Combined Total
	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value
	(dollars in thousands)
Issued and outstanding:
Common stock, par value	3,100,000	$—	3,100,000	$—	3,100,000	$1	400,000	$—	9,700,000	$1
Additional paid-in capital	—	57	—	190	—	135	—	—	—	382

	3,100,000	$57	3,100,000	$190	3,100,000	$136	400,000	$—	9,700,000	$383

Authorized	37,000,000		37,000,000		37,000,000		1,000,000		112,000,000

	As of December 31, 2013
	Nina		Pinta		Santa Maria		Atara		Combined Total
	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares	Carrying Value
	(dollars in thousands)
Issued and outstanding:
Common stock, par value	4,801,687	$—	4,801,687	$—	4,801,687	$1	1,200,000	$1	15,605,061	$2
Additional paid-in capital	—	147	—	1,017	—	1,035	—	—	—	2,199

	4,801,687	$147	4,801,687	$1,017	4,801,687	$1,036	1,200,000	$1	15,605,061	$2,201

Authorized	70,000,000		70,000,000		70,000,000		1,200,000		211,200,000

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

Common stock issued and outstanding during the three months ended March 31, 2014 was as follows:

	Authorized	Outstanding
As of December 31, 2013	211,200,000	15,605,061
Issuance of common stock upon vesting of awards	—	838,125
Recapitalization:
Cancellation of Atara shares	(1,200,000)	(1,200,000)
Tender of Nina, Pinta and Santa Maria shares	(210,000,000)	(15,243,186)
Issuance of Atara shares	23,333,333	1,693,687

As of March 31, 2014 (unaudited)	23,333,333	1,693,687

We have reserved the following shares of common stock for issuance (presented on a combined basis as of December 31, 2013):

	December 31, 2013	March 31, 2014(1)
		(unaudited)
Conversion of Series A convertible preferred stock	60,263,250	6,695,913
Conversion of Series A-1 convertible preferred stock	7,200,000	800,000
Conversion of Series B convertible preferred stock	56,587,365	8,492,174
Common stock available for grant of stock awards	22,128,500	1,682,231
Common stock issuable for RSUs outstanding and non-vested restricted stock	13,596,435	2,194,082

	159,775,550	19,864,400

(1)	The share amounts presented as of March 31, 2014 reflect the impact of the Recapitalization after giving effect to the nine-for-one stock exchange.

Restricted Common Stock

In August 2012, in connection with our formation, our CEO purchased 12,474,000 shares of restricted common stock at a nominal per share purchase price. The shares were issued subject to certain vesting conditions, restrictions on transfer and a Company right of repurchase of any unvested share at their original purchase price. These shares are placed in escrow until vested, and have rights to vote and participate in dividends and distributions. 10,395,000 of these shares have service and fundraising vesting conditions. Under the service vesting condition, shares vest monthly over 48 months, commencing from the first closing of Series A convertible preferred stock financing on October 22, 2012. 2,079,000 of these shares are subject to performance milestones and fundraising vesting conditions. The fundraising vesting conditions for all shares were satisfied as of December 31, 2013. All shares subject to service vesting conditions are subject to accelerated vesting in the event of certain change of control transactions.

The combined grant date intrinsic value for this award was $1,704,094. As of December 31, 2013 there was $887,904 of unrecognized stock-based compensation expense related to this restricted common stock. Assuming an initial public offering had occurred on December 31, 2013, $158,282 of this stock-based compensation cost would have been recognized in our statement of operations and comprehensive loss for 2013 and $729,622 would be recognized over the remaining service periods through 2016.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

As of March 31, 2014, there was $2,379,035 of unrecognized stock-based compensation expense related to this restricted common stock. Assuming an initial public offering had occurred on March 31, 2014, $511,280 of this stock-based compensation would have been recognized in our statement of operations and comprehensive loss for the three months ended March 31, 2014 and $1,867,755 would have been recognized over the remaining service periods through 2016.

In March 2013, an Atara employee purchased 3,149,997 shares of restricted common stock for $331,170. The shares were issued under our 2012 Equity Incentive Plan (as discussed below) and are subject to certain vesting conditions, restrictions on transfer and a Company right of repurchase of any unvested shares at their original purchase price. These shares are placed in escrow until vested, and have rights to vote and participate in dividends and distributions. Under these agreements, the shares vest as follows: 3,014,997 shares vest over four years, with one-quarter vesting after one year of service and the remainder vesting in equal installments over the subsequent thirty-six months, and 135,000 shares vest upon achievement of certain performance milestones. Vesting of all shares is subject to acceleration of vesting in the event of certain change of control transactions.

The combined grant date intrinsic value for this award was $98,500. As of December 31, 2013, there was $125,407 of unrecognized stock-based compensation expense related to this restricted common stock. Assuming an initial public offering had occurred on December 31, 2013, $5,552 of this stock-based compensation cost would have been recognized in our statement of operations and comprehensive loss for 2013, $5,552 would be recognized upon completion of a performance milestone in 2014, and $114,303 would be recognized over the remaining service periods through 2016.

As of March 31, 2014, there was $521,469 of unrecognized stock-based compensation expense related to this restricted common stock. Assuming an initial public offering had occurred on March 31, 2014, $56,938 of this stock-based compensation expense would have been recognized in our statement of operations and comprehensive loss for the three months ended March 31, 2014 and $464,531 would have been recognized over the remaining service periods through 2016.

The restricted common stock was purchased with secured promissory notes totaling $331,170. The notes bear interest at an annual interest rate of 1.5% and are due on the earlier of five years following the purchase date, the sale or transfer of the related shares, termination of employment or the date prior to the date of a filing of a registration statement with the Securities and Exchange Commission. The notes are secured by shares of common stock owned by the employee and are included in stockholders’ deficit in our combined and consolidated balance sheets. In March 2014, $37,716 of the outstanding balance was repaid.

The amounts paid for both restricted stock purchases were initially recorded as other long-term liabilities. As shares vest, we reclassify liabilities to equity and report shares as outstanding in the combined and consolidated statements of convertible preferred stock and stockholders’ deficit. At December 31, 2013, 5,405,062 shares had vested and are classified as equity. Restricted stock shares not vested at December 31, 2013 totaled 10,218,935 shares and are expected to vest over three years.

Prior to the Recapitalization, 6,243,187 shares had vested and were classified as equity. On March 31, 2014, these shares were exchanged for 693,687 shares of Atara common stock. Restricted shares not vested at March 31, 2014 totalled 9,380,810 and these shares were exchanged for 1,042,312 shares of Atara restricted common stock.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

As both the Chief Executive Officer and the Atara employee were consultants of Nina, Pinta and Santa Maria through the Recapitalization date, we accounted for these awards as non-employee stock-based awards. Following the Recapitalization, these awards will be accounted as employee awards based upon the fair market value at March 31, 2014. Total stock-based compensation expense related to these awards was as follows:

	Period from August 22, 2012 (Inception) to December 31, 2012	Year Ended December 31, 2013	Period from August 22, 2012 (Inception) to December 31, 2013	Three months ended March 31,		Period from August 22, 2012 (Inception) to March 31, 2014 (unaudited)
				2013 (unaudited)	2014 (unaudited)
	(in thousands)
Research and development	$—	$251	$251	$39	$705	$956
General and administrative	292	1,462	1,754	309	2,612	4,366

	$292	$1,713	$2,005	$348	$3,317	$5,322

As this stock-based compensation expense relates to shares of common stock for which the fundraising condition was met and our right of repurchase has lapsed, these amounts have been recorded as additional paid-in capital in our combined and consolidated balance sheets.

2012 Equity Incentive Plans

We adopted the Nina 2012 Equity Incentive Plan, Pinta 2012 Equity Incentive Plan and Santa Maria 2012 Equity Incentive Plan (collectively, the “plans”) in November 2012. Under the terms of the plans, we may grant options, restricted stock awards and RSUs to employees, directors, consultants and other service providers. Employees typically receive an award upon commencement of employment and non-employee members of our boards of directors receive an award in connection with their appointment. At December 31, 2013, the aggregate number of awards available to be issued under the plans was 22,128,500 shares of common stock. RSUs expire at the earlier of seven years from the date of grant or two years following the service termination date (or, for RSUs granted after January 2014, the service termination date). Generally, if any shares subject to an award expire, or are forfeited, terminated or cancelled without the issuance of shares, the shares are added back into the total shares available for issuance under the plans.

Through December 31, 2013, we have granted restricted common stock (discussed above) and RSUs under the plans. The RSUs have a time-based service condition and a liquidity-based performance condition, and will vest when both conditions are met. We have determined that the liquidity-based performance condition is not probable of occurring and have recorded no compensation expense related to the RSUs during the period from August 22, 2012 (inception) to December 31, 2013. As of December 31, 2013, there was approximately $788,335 of unrecognized stock-based compensation expense related to nonvested RSUs. Assuming an initial public offering had occurred on December 31, 2013, $417,512 of this stock-based compensation expense would have been recognized in our statement of operations and comprehensive loss for 2013 and $370,823 would be recognized over the remaining service periods through 2017.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

As the restricted common stock and the RSUs were granted by Nina, Pinta and Santa Maria, the grants are considered to be non-employee awards until the Recapitalization. Accordingly, the fair value of the awards is remeasured at each period end by multiplying the number of unvested shares by the per-share fair value of common stock at period end. A summary of the awards granted and vested on a combined and consolidated basis during the period from August 22, 2012 (inception) to March 31, 2014 is as follows:

	Combined Number of Units/Awards	Weighted-average Grant Date Fair Value
Unvested at December 31, 2012	—	$—
Granted—Restricted stock units	3,377,500	$0.145
Granted—Restricted stock awards	3,149,997	$0.035
Vested—Restricted stock awards	(987,187)	$0.035

Unvested at December 31, 2013	5,540,310	$0.102
Granted—Restricted stock units (unaudited)	6,988,478	$0.466
Vested—Restricted stock awards (unaudited)	(188,437)	$0.035

Unvested at March 30, 2014 (unaudited)	12,340,351	$0.310
Recapitalization (Note 2) (unaudited)	(10,969,207)

Unvested at March 31, 2014 (unaudited)	1,371,144	$2.786

Through March 31, 2014, we have granted restricted common stock (discussed above) and RSUs under the plans. The RSUs have a time-based service condition and a liquidity-based performance condition, and will vest when both conditions are met. We have determined that the liquidity-based performance condition is not probable of occurring and have recorded no compensation expense related to the RSUs during the period from August 22, 2012 (inception) to March 31, 2014. As of March 31, 2014, there was approximately $7,647,788 of unrecognized stock-based compensation expense related to nonvested RSUs. Assuming an initial public offering had occurred on March 31, 2014, $2,253,569 of this stock-based compensation expense would have been recognized in our statement of operations and comprehensive loss for the quarter ended March 31, 2014 and $5,394,219 would be recognized over the remaining service periods through 2018.

2014 Equity Incentive Plan

We adopted the 2014 Equity Incentive Plan on March 31, 2014 as part of the Recapitalization. In connection with the Recapitalization, Atara assumed the plans of Nina, Pinta and Santa Maria and all outstanding RSUs and restricted stock awards granted under such plans. At the time of settlement, each employee or consultant will receive one share of common stock of Atara for three shares in each of Nina, Pinta and Santa Maria (collectively, a nine-for-one exchange). At the date of Recapitalization, RSUs and restricted stock awards issued by Nina, Pinta and Santa Maria to Atara employees become employee awards and the awards’ grant dates were established as the Recapitalization date. Under the terms of the 2014 Equity Incentive Plan, the aggregate number of awards available for issuance is 3,184,000 shares of common stock as of March 31, 2014. This aggregate amount includes the remaining shares that were previously available for issuance under the existing plans (1,682,231 shares of common stock, after giving effect to the nine-for-one exchange). There were no awards granted or vested under the 2014 Equity Incentive Plan during the quarter ended March 31, 2014.

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

8.	Income Taxes

The Company recorded the following income tax provision as follows:

	Period from August 22, 2012 (Inception) to December 31, 2012	Year Ended December 31, 2013	Period from August 22, 2012 (Inception) to December 31, 2013
	(in thousands)
Current:
Federal	$14	$153	$167
State	3	17	20

Total taxes	$17	$170	$187

A reconciliation of the statutory tax rates and the effective tax rates for the period from August 22, 2012 (inception) to December 31, 2012, the year ended December 2013 and the period from August 22, 2012 (inception) to December 31, 2013 is as follows:

	Period from August 22, 2012 (Inception) To December 31, 2012	Year Ended December 31, 2013	Period from August 22, 2012 (Inception) To December 31, 2013
Federal income taxes at statutory rate	34.0%	34.0%	34.0%
Nondeductible stock compensation	(1.4%)	(6.8%)	(5.1%)
State income tax, net of federal benefit	(0.1%)	(0.3%)	(0.2%)
Other	—	(0.1%)	(0.1%)
Valuation allowance	(32.9%)	(28.8%)	(30.1%)

Effective tax rate	(0.4%)	(2.0%)	(1.5%)

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Deferred tax assets:
Net operating losses	$325	$2,874
License fees	1,202	1,121
Legal fees	28	343
Other	21	140

Total deferred tax assets	1,576	4,478
Valuation allowance	(1,576)	(4,478)

Net deferred tax assets	$—	$—

ATARA BIOTHERAPEUTICS, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Combined and Consolidated Financial Statements

We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets as of December 31, 2012 and 2013. We intend to maintain a full valuation allowance on the US deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance. The valuation allowance increased by $1,576,000 and $2,902,000 for the period from August 22, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013.

At December 31, 2012 and 2013, we had federal and state net operating loss carryforwards of approximately $816,000 and $7,220,000 respectively, which if not utilized begin to expire in various amounts beginning in the year 2032.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we have experienced an “ownership change.” Generally, a Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Similar rules may apply under state tax laws. During 2014, we completed a Section 382 study of transactions in our stock through December 31, 2013.

The study concluded that we have experienced at least one ownership change since inception and that our utilization of net operating loss carryforwards will be subject to annual limitations. These results are reflected in the above carryforward amounts. Our ability to utilize our net operating loss carryforwards may be further limited as a result of subsequent ownership changes including potential changes in connection with or after our proposed initial public offering. Further, other provisions of the Code may limit our ability to utilize federal net operating losses incurred before the Recapitalization (as defined in Note 9 below) to offset income or gain realized after the Recapitalization unless such income or gain is realized by the same entity that originally incurred such losses. All such limitations could result in the expiration of carryforwards before they are utilized.

We file income tax returns in the US federal jurisdiction and California. Based on the statute of limitations, the US federal corporation income tax returns beginning with the 2012 tax year remain subject to examination by the Internal Revenue Service. Similarly, the California corporation income tax returns beginning with the 2012 tax year remain subject to examination by the California Franchise Tax Board.

We had no unrecognized tax benefits as of December 31, 2012 and 2013. Our policy is to recognize interest and penalties related to income taxes as a component of income tax expense. No interest and penalty expenses have been recognized in the combined statements of operations and comprehensive loss for the period from August 22 (inception) to December 31, 2012 and for the year ended December 31, 2013.

                    Shares

Common Stock

Goldman, Sachs & Co.	Citigroup

Jefferies

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$	*
FINRA filing fee		2,000
Nasdaq initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect prior to the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was our director, officer, employee or agent, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the our best interest. At present, there is no pending litigation or proceeding involving any of our directors or executive officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since the inception of the registrant in August 2012:

(a)	We issued 1,200,000 shares of common stock for a price of $0.001 per share in August 2012 and March 2013 (which shares were contributed back to the capital of the company in connection with the recapitalization described in the prospectus forming part of this registration statement);

(b)	We issued 2,735,999 shares of common stock and 15,988,087 shares of preferred stock to the stockholders of Nina Biotherapeutics, Inc., Pinta Biotherapeutics, Inc. and Santa Maria Biotherapeutics, Inc. in such recapitalization, at a rate of one share of common stock or preferred stock of the company, respectively, for one share of common stock and preferred stock, respectively, of each of Nina Biotherapeutics, Inc., Pinta Biotherapeutics, Inc. and Santa Maria Biotherapeutics, Inc.; and

(c)	We issued RSUs for 1,151,770 shares of common stock to our employees, directors and consultants. All of such RSUs remain outstanding.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Atara Biotherapeutics, Inc., as currently in effect.
3.2**	Form of Amended and Restated Certificate of Incorporation of Atara Biotherapeutics, Inc., to be in effect upon closing of this offering.
3.3**	Amended and Restated Bylaws of Atara Biotherapeutics, Inc., as currently in effect.
3.4**	Form of Amended and Restated Bylaws of Atara Biotherapeutics, Inc., to be in effect upon closing of this offering.
4.1*	Form of common stock certificate.
4.2**	Investor Rights Agreement, by and among Atara Biotherapeutics, Inc. and the stockholders named therein, dated March 31, 2014.
5.1*	Form of Opinion of Cooley LLP.
10.1	2014 Equity Incentive Plan.
10.2	Forms of Option Agreement and Option Grant Notice under the 2014 Equity Incentive Plan.
10.3	Form of Restricted Stock Unit Agreement and Restricted Stock Unit Grant Notice under the 2014 Equity Incentive Plan.

Exhibit No.	Description of Exhibit
10.4**	Nina Biotherapeutics, Inc. 2012 Equity Incentive Plan.
10.5**	Pinta Biotherapeutics, Inc. 2012 Equity Incentive Plan.
10.6**	Santa Maria Biotherapeutics, Inc. 2012 Equity Incentive Plan.
10.7**	Form of Stock Unit Agreement under the Nina Biotherapeutics, Inc. 2012 Equity Incentive Plan, Pinta Biotherapeutics, Inc. 2012 Equity Incentive Plan and Santa Maria Biotherapeutics, Inc. 2012 Equity Incentive Plan.
10.8**	2014 Employee Stock Purchase Plan, to be in effect upon closing of this offering.
10.9**	Form of Indemnification Agreement made by and between Atara Biotherapeutics, Inc. and each of its directors and executive officers.
10.10**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Isaac E. Ciechanover, dated March 31, 2014.
10.11**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Christopher Haqq, dated March 31, 2014.
10.12**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and John F. McGrath, Jr., dated March 31, 2014.
10.13**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Mitchall G. Clark, dated March 31, 2014.
10.14**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Gad Soffer, dated March 31, 2014.
10.15**†	Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of September 7, 2012.
10.16**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of October 22, 2012.
10.17**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of September 7, 2012.
10.18**†	Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of September 7, 2012.
10.19**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of October 22, 2012.
10.20**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of June 28, 2013.
10.21**†	Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of September 7, 2012.
10.22**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of October 22, 2012.
10.23**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of July 29, 2013.
10.24**†	Amendment No. 3 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of April 4, 2014.
10.25**	Office Lease, by and between Atara Biotherapeutics, Inc. and Freeway Properties III, dated as of August 12, 2013.
10.26**	Sublease, by and between Atara Biotherapeutics, Inc. and XDX, Inc., dated as of January 10, 2013.

Exhibit No.	Description of Exhibit
10.27**	Consent to Sublease, by and among Atara Biotherapeutics, Inc., XDX, Inc. and BMR-Bayshore Boulevard LLC, dated as of January 14, 2013.
21.1**	List of subsidiaries.
23.1*	Consent of Cooley LLP (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1*	Power of Attorney (see page II-5 to this registration statement).

*	To be filed by amendment.
**	Previously submitted.
†	The registrant has requested confidential treatment for a portion of this exhibit.

(b) Financial statement schedules.

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the combined and consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California, on the         day of             , 2014.

ATARA BIOTHERAPEUTICS, INC.

By:
Isaac E. Ciechanover Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Isaac E. Ciechanover and John F. McGrath, Jr., and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Isaac E. Ciechanover, M.D.	President and Chief Executive Officer (principal executive officer)	, 2014

John F. McGrath, Jr.	Chief Financial Officer (principal financial and accounting officer)	, 2014

Matthew K. Fust	Director	, 2014

Carol Gallagher, Pharm.D.	Director	, 2014

Joel S. Marcus	Director	, 2014

Beth Seidenberg, M.D.	Director	, 2014

Eckard Weber, M.D.	Director	, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of Atara Biotherapeutics, Inc., as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of Atara Biotherapeutics, Inc., to be in effect upon closing of this offering.

3.3**	Amended and Restated Bylaws of Atara Biotherapeutics, Inc., as currently in effect.

3.4**	Form of Amended and Restated Bylaws of Atara Biotherapeutics, Inc., to be in effect upon closing of this offering.

4.1*	Form of common stock certificate.

4.2**	Investor Rights Agreement, by and among Atara Biotherapeutics, Inc. and the stockholders named therein, dated March 31, 2014.

5.1*	Form of Opinion of Cooley LLP.

10.1	2014 Equity Incentive Plan.

10.2	Forms of Option Agreement and Option Grant Notice under the 2014 Equity Incentive Plan.

10.3	Form of Restricted Stock Unit Agreement and Restricted Stock Unit Grant Notice under the 2014 Equity Incentive Plan.

10.4**	Nina Biotherapeutics, Inc. 2012 Equity Incentive Plan.

10.5**	Pinta Biotherapeutics, Inc. 2012 Equity Incentive Plan.

10.6**	Santa Maria Biotherapeutics, Inc. 2012 Equity Incentive Plan.

10.7**	Form of Stock Unit Agreement under the Nina Biotherapeutics, Inc. 2012 Equity Incentive Plan, Pinta Biotherapeutics, Inc. 2012 Equity Incentive Plan and Santa Maria Biotherapeutics, Inc. 2012 Equity Incentive Plan.

10.8**	2014 Employee Stock Purchase Plan, to be in effect upon closing of this offering.

10.9**	Form of Indemnification Agreement made by and between Atara Biotherapeutics, Inc. and each of its directors and executive officers.

10.10**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Isaac E. Ciechanover, dated March 31, 2014.

10.11**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Christopher Haqq, dated March 31, 2014.

10.12**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and John F. McGrath, Jr., dated March 31, 2014.

10.13**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Mitchall G. Clark, dated March 31, 2014.

10.14**	Amended and restated offer letter agreement between Atara Biotherapeutics, Inc. and Gad Soffer, dated March 31, 2014.

10.15**†	Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of September 7, 2012.

Exhibit No.	Description of Exhibit

10.16**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of October 22, 2012.

10.17**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Nina Biotherapeutics, Inc., dated as of September 7, 2012.

10.18**†	Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of September 7, 2012.

10.19**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of October 22, 2012.

10.20**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Pinta Biotherapeutics, Inc., dated as of June 28, 2013.

10.21**†	Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of September 7, 2012.

10.22**†	Amendment No. 1 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of October 22, 2012.

10.23**†	Amendment No. 2 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of July 29, 2013.

10.24**†	Amendment No. 3 To Exclusive License Agreement, by and between Amgen Inc. and Santa Maria Biotherapeutics, Inc., dated as of April 4, 2014.

10.25**	Office Lease, by and between Atara Biotherapeutics, Inc. and Freeway Properties III, dated as of August 12, 2013.

10.26**	Sublease, by and between Atara Biotherapeutics, Inc. and XDX, Inc., dated as of January 10, 2013.

10.27**	Consent to Sublease, by and among Atara Biotherapeutics, Inc., XDX, Inc. and BMR-Bayshore Boulevard LLC, dated as of January 14, 2013.

21.1**	List of subsidiaries.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1*	Power of Attorney (see page II-5 to this registration statement).

*	To be filed by amendment.
**	Previously submitted.
†	The registrant has requested confidential treatment for a portion of this exhibit.